As filed with the Securities and Exchange Commission on January 23, 2012

Registration No. 333-177783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TVAX BIOMEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	45-2762525
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8006 Reeder Street

Lenexa, Kansas 66214

(913) 492-2221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rex E. Wiggins

Chief Financial Officer

8006 Reeder Street

Lenexa, Kansas 66214

(913) 492-2221

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig L. Evans Scott D. Claassen Stinson Morrison Hecker LLP 1201 Walnut, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600	John D. Hogoboom Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934 (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, par value $0.01 per share	2,300,000	$11.00	$25,300,000	$2,899.38

(1)	Includes 300,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 23, 2012

PROSPECTUS

TVAX BIOMEDICAL, INC.

2,000,000 Shares of Common Stock

TVAX Biomedical, Inc. is offering 2,000,000 shares of its common stock. This is our initial public offering. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “TVAX,” subject to official notice of issuance.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to an additional 300,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about             , 2012.

Sole Book-Running Manager

Roth Capital Partners

Co-Managers

Cantor Fitzgerald & Co.	Aegis Capital Corp

The date of this prospectus is                     , 2012.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and we do not intend to update the information contained in this prospectus except to the extent required by applicable law. This prospectus may only be used where it is legal to offer and sell these securities.

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. It may not contain all of the information that is important to you in making your investment decision. You should read the entire prospectus, including “Risk Factors” and the consolidated financial statements and the related notes thereto, appearing elsewhere herein, before making an investment decision. Certain technical terms used in this prospectus are defined in the Glossary contained at the end of this prospectus.

Overview

We are a biotechnology company focused on the development of targeted cell-based immunotherapies for the treatment of cancer. We use two cell-based technologies: cancer cell vaccination and the activation and infusion of killer T cells, specialized immune cells, to treat cancer. Our proprietary immunologic treatment, TVAX Immunotherapy®, uses a patient’s cells to create activated, genetically unique cancer-killing T cells that can destroy the patient’s cancer cells, including cancer stem cells, which are widely believed to be responsible for cancer growth, spread and metastasis. Our clinical data show that our proprietary treatment, either alone or combined with surgical tumor removal, can improve patient outcomes by destroying cancer cells and, in some cases, eliminating any detectable evidence of cancer. Although those data suggest that TVAX Immunotherapy can improve median overall patient survival, we have not demonstrated that our immunotherapy is a cure for cancer. Upon completion of this offering, we plan to initiate patient enrollment in a pivotal 396 patient Phase III randomized, multicenter clinical trial of our lead treatment candidate, TVI-Brain-1, in patients with newly-diagnosed grade 4 astrocytoma, a type of glioma, the most prevalent form of brain cancer. We intend to seek regulatory approval for the use of TVI-Brain-1 following surgery and radiotherapy in newly diagnosed grade 4 astrocytoma patients.

We believe TVAX Immunotherapy may be effective against a wide range of cancers, including renal cell carcinoma, the most prevalent form of kidney cancer. Our TVAX Immunotherapy candidate, TVI-Kidney-1, is intended to be used following surgery alone in the treatment of stage 4 renal cell carcinoma.

TVAX Immunotherapy®

TVAX Immunotherapy is a proprietary method for treating cancer using large numbers of activated, genetically unique cancer-specific killer T cells. We vaccinate a patient with his or her irradiated cancer cells and an immunological adjuvant, a chemical or biological agent that enhances the immune response. This vaccination generates an immune response in the patient, which produces a large number of cancer-specific T cells. In the body of a vaccinated patient, these cancer-specific T cells can recognize, but generally cannot kill, cancer cells. We harvest these cancer-specific T cells from the vaccinated patient’s blood and convert them into activated killer T cells which are then infused back into the patient. The activated killer T cells trigger the body’s immune system to destroy cancer cells, including cancer stem cells.

Our treatment has a favorable safety profile compared to chemotherapy. Our immunologic therapy has been tested and well tolerated in approximately 200 patients. Treatment-related adverse events generally have consisted of inflammatory responses resulting in flu-like symptoms, including fever, chills, headache and nausea that typically lasted only one to two days. None of the patients treated with TVAX Immunotherapy have experienced CTC Grade 4 serious adverse events and only two have experienced CTC Grade 3 adverse events.

Treatment candidate	Indication	Clinical Trial Status
TVI-Brain-1	Grade 4 astrocytoma (brain cancer)	Planned pivotal Phase III with initiation of enrollment expected following completion of the offering

	Grade 4 glioma (brain cancer)	Phase II ongoing

TVI-Kidney-1	Stage 4 renal cell carcinoma (kidney cancer)	Phase III ready

TVI-Brain-1

TVI-Brain-1 is intended to be used following surgery and radiotherapy in the treatment of newly diagnosed grade 4 astrocytoma, which is a type of glioma, the most prevalent form of brain cancer. In Phase I/II clinical trials, a single course of our immunologic therapy delivered following surgery alone improved patient outcomes by destroying cancer cells and, in some cases, eliminating any detectable evidence of cancer in patients with advanced grade 3 and 4 gliomas. Those trials, which were not randomized or compared to control groups, included patients with recurrent glioma that had failed standard of care treatments. Patients in those trials had increased median overall survival of more than six months compared to historical controls, including several patients who were alive at the time data were collected for publication. Although these data suggest that TVAX Immunotherapy can improve median overall patient survival, we have not demonstrated that our immunotherapy is a cure for cancer. In our clinical studies, our immunologic therapy was well tolerated in approximately 75 brain cancer patients, none of whom experienced a treatment-related serious adverse event. Treatment-related adverse events generally consisted of inflammatory responses resulting in flu-like symptoms, including fever, chills, headache and nausea, that typically lasted only one to two days.

Our subsidiary, TVAX Biomedical I, LLC, filed an investigational new drug application (IND) for TVI-Brain-1 with the Food and Drug Administration, or FDA, which became effective on February 2, 2007. Following the completion of this offering, we intend to commence a pivotal 396-patient Phase III randomized, multicenter clinical trial of TVI-Brain-1 in newly diagnosed grade 4 astrocytoma patients. Patients in our Phase III trial will be randomly selected for treatment with surgery and radiotherapy followed by two courses of TVAX Immunotherapy. Median overall survival of this group will be compared to a control group that is treated with surgery, radiotherapy and traditional chemotherapy. Patients in our Phase III clinical trial will be treated earlier in the progression of their disease, when their cancers are relatively small and their immune systems are not compromised by chemotherapy. Those patients will continue to be exposed to the risks associated with surgery and radiotherapy, which will not be affected by subsequent treatment with TVI-Brain-1. However, those patients will not be subjected to the toxicities associated with chemotherapy. We expect this trial to be completed approximately four years after initiation of enrollment. We expect to have the first interim analysis of data approximately 24-30 months following commencement of enrollment.

The American Cancer Society estimates that approximately 17,000 primary brain tumors will be diagnosed in the United States in 2011. According to the National Cancer Institute, approximately 60% will be gliomas, of which approximately 75% will be astrocytomas, according to a February 2011 report of the Central Brain Tumor Registry of the United States. While overall survival time varies with grade, gliomas are aggressive cancers, and even when detected very early and/or at low-grade, cannot be cured. Based on a published study, the median survival of glioblastoma patients is approximately 12 months, with between 3-5% of patients surviving for more than three years. Although surgery, radiotherapy and cytotoxic chemotherapy result in a modest increase in overall survival, the benefit is limited. Our treatment will be delivered following surgery and radiotherapy, which have significant risks. Patients receiving TVAX Immunotherapy in our trial will be required to have surgery to remove their tumors and will continue to be exposed to the risks associated with surgery and radiotherapy, which will not be affected by treatment with TVI-Brain-1. However, those patients will not be subjected to the toxicities associated with chemotherapy.

TVI-Kidney-1

Our research has demonstrated that our immunologic therapy may be effective against renal cell carcinoma. In studies conducted by third parties, a single course of personalized immunotherapy combining irradiated cancer cell vaccination and activated killer T cell infusion destroyed cancer cells and, in some cases, eliminated any detectable evidence of cancer in patients with metastatic (stage 4) renal cell carcinomas. Patients in those trials, which were not randomized or compared to control groups, had increased median overall survival of more than six months compared to historical controls, including several patients who were alive at the time data were collected for publication. Although these data suggest that TVAX Immunotherapy can improve median overall patient survival, we have not demonstrated that our immunotherapy is a cure for cancer. Sixty-nine patients were treated with the combination of vaccination and activated T cell infusion. Treatment-related adverse events generally consisted of inflammatory responses resulting in flu-like symptoms, including fever, chills, headache and nausea, that typically lasted only one to two days. One patient developed hypoxia (oxygen deprivation), which is a CTC grade 3 serious adverse event. The patient was hospitalized overnight, treated and released the next day. Based on those trials and our research, we developed TVI-Kidney-1 to be used following surgery in the treatment of renal cell carcinoma, the most prevalent form of kidney cancer. Our subsidiary, TVAX Biomedical 1, LLC, filed an IND for TVI-Kidney-1 with the FDA which became effective on April 11, 2007.

The American Cancer Society estimates that approximately 60,920 new cases of kidney cancer will be diagnosed in the United States in 2011, of which it estimates approximately 90% will be renal cell carcinomas. According to statistics reported in the Commission on Cancer’s National Cancer Data Base, approximately 16.2% of kidney and renal pelvis cancer diagnosed from 2000 through 2008 were stage 4 at diagnosis. Currently there are no safe, effective treatments for patients who have failed surgery or who are diagnosed with stage 4 renal cell carcinoma.

Other Cancer Treatments

All types of cancer tested by us and third parties have produced immune responses in patients who were vaccinated with their irradiated cancer cells and an immunological adjuvant. These cancers included blood (leukemia), brain, breast, colon, kidney, lung, ovary, pancreas, prostate and skin (melanoma). We believe TVAX Immunotherapy may be effective against any cancers that generate such an immune response.

Investment Highlights

We believe the following are the key attributes of our company:

•

Proprietary platform. TVAX Immunotherapy® is a proprietary platform treatment comprised of: (1) the manufacture and delivery of a vaccine made from the patient’s irradiated cancer cells and an immunological adjuvant, and (2) the creation and delivery of activated, genetically unique cancer-killing T cells. We retain exclusive ownership of the TVAX Immunotherapy technology and all associated intellectual property rights.

•

Encouraging clinical trial data. Clinical trials have shown that our proprietary treatment can improve patient outcomes compared to historical controls by destroying cancer cells and, in some cases, eliminating any detectable evidence of cancer.

•

Favorable side effect profile. Our proprietary immunologic treatment has been tested in approximately 200 patients and has been well tolerated. Treatment-related adverse events generally have consisted of inflammatory responses resulting in flu-like symptoms that typically lasted only one to two days.

•

Outpatient therapy. TVAX Immunotherapy is performed on an outpatient basis using standard medical techniques. Patients in our planned Phase II and III clinical trials will complete two full cycles of the treatment within a period of approximately ten weeks.

•

Phase III ready. Following the completion of this offering, we intend to begin a pivotal 396 patient Phase III randomized, multicenter clinical trial that compares median overall survival of newly diagnosed grade 4 astrocytoma patients receiving TVI-Brain-1 following surgery and radiotherapy with those treated with surgery, radiotherapy and chemotherapy.

•

Strong clinical pipeline. We believe that TVAX Immunotherapy may be effective against any cancer that generates an immune response, such as blood (leukemia), brain, breast, colon, kidney, lung, ovarian, pancreas, prostate and skin (melanoma) cancer. Studies conducted by us and third parties have demonstrated that a high proportion of patients with those cancers develop immune responses against their cancers following vaccination.

•

Established regulatory pathway. We believe that FDA approval of the first active cellular immunotherapy, Provenge®, for the treatment of prostate cancer has established a regulatory approval pathway for TVAX Immunotherapy.

•	Easily scalable manufacturing. Our manufacturing process uses commercially-available technology that is easily scalable and compliant with current good manufacturing practice (“cGMP”).

Strategy

Our strategy is to develop applications for TVAX Immunotherapy. The critical components of our strategy include:

•	Complete clinical testing of TVI-Brain-1 and obtain FDA approval for its commercialization.

•	Evaluate potential commercialization and partnership options for TVAX Immunotherapy.

•

Investigate and develop the use of TVAX Immunotherapy in additional oncology indications such as kidney, blood (leukemia), breast, colon, lung, ovarian, pancreatic, prostate and skin (melanoma) cancer.

Risks

We are a development stage biotechnology company and have generated no revenues from treatment sales to date. Since our inception, we have incurred substantial losses related to the development of TVAX Immunotherapy. Our business and our ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should carefully consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 10.

•	To date, we have not completed clinical development for any of our treatment candidates and we do not have a treatment candidate that has been approved for sale by the FDA.

•	All treatments which we intend to produce require regulatory approval before they can be sold, and we have not yet received regulatory approval to sell any of our treatments or sold any treatments.

•	We have a limited operating history upon which to base an investment decision.

•	We will need to develop or acquire additional capabilities in order to commercialize treatments that obtain FDA approval, if any, and we may encounter unexpected costs or difficulties in doing so.

•	Failure to attract and retain key personnel could impede our ability to develop our treatments and to obtain new collaborators or other sources of funding.

•	We can provide no assurance of the successful and timely development of new treatments.

•

Our prospects are highly dependent on our TVI-Brain-1 and other TVAX Immunotherapy treatment candidates. If we fail to complete, or demonstrate safety and efficacy in, clinical trials, fail to obtain regulatory approval or fail to successfully commercialize TVI-Brain-1 and/or other TVAX Immunotherapy treatments, our business would be materially harmed and the value of our securities would likely decline significantly.

•

If our treatment candidates do not demonstrate safety and efficacy sufficient to obtain regulatory approval, they will not receive regulatory approval and we will be unable to market them. We have not tested any of our treatment candidates in controlled clinical trials or in the populations that we intend to seek approval for.

•	Regulatory authorities may not approve our treatment candidates even if they demonstrate safety and efficacy in clinical trials.

•

We may have delays in completing our clinical trials and we may not complete them at all. If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

•

If serious or unexpected adverse side effects are identified during the development of our treatment candidates, we may need to abandon or limit our development of some or all of our treatment candidates.

•

Our TVAX Immunotherapy treatment candidates are based on a novel technology, which may raise development issues that we may not be able to resolve, regulatory issues that could delay or prevent approval or personnel issues that may keep us from being able to develop our treatment candidates.

•

We have never manufactured our treatments or their components at commercial scale and there can be no assurance that they can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable.

•	We have never marketed or sold any treatments and there can be no assurance that our treatments, if approved, can be marketed or sold in quantities necessary to make them commercially viable.

•	The industry within which we operate and our business are subject to extensive regulation, which is costly, time consuming and may subject us to unanticipated delays.

•

We have a history of net losses, including net losses of $565,000, $1,976,000 and $7,184,000 for the years ended December 31, 2009 and December 31, 2010 and the nine months ended September 30, 2011, respectively. As of September 30, 2011, we had an accumulated deficit of $15,254,000. We have generated no revenue from treatment sales and expect to continue to incur increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

•

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs or our commercialization efforts.

•

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner than our treatment candidates, which may diminish or eliminate the commercial success of any treatments we may commercialize.

Corporate Information

TVAX Biomedical I, LLC, formerly TVAX Biomedical, LLC, was organized as a Missouri limited liability company on November 1, 2004. On July 14, 2011 we incorporated TVAX Biomedical, Inc., a Delaware corporation. On July 15, 2011, we effected a reorganization pursuant to which TVAX Biomedical I, LLC became our wholly-owned subsidiary and the membership interests in TVAX Biomedical I, LLC were exchanged for shares of our capital stock. Our principal executive offices are located at 8006 Reeder Street, Lenexa, Kansas 66214, and our telephone number is (913) 492-2221. Our website is www.tvaxbiomedical.com. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

TVAX Immunotherapy and TVAX are our registered service marks, and we have applied to register our “TVAX BIOMEDICAL” logo as a service mark, with the United States Patent and Trademark office. All other trademarks or trade names appearing in this prospectus are the property of their respective owners.

Unless the context indicates otherwise, as used in this prospectus, the terms “TVAX,” the “Company,” “we,” “us” and “our” refer to TVAX Biomedical, Inc. and our subsidiary, TVAX Biomedical I, LLC.

The Offering

Common stock offered by us	2,000,000 shares

Common stock to be outstanding after this offering	7,848,846 shares (8,148,846 shares if the underwriters’ over-allotment option is exercised in full).

Use of proceeds	We estimate that the net proceeds from this offering, without exercise of the over-allotment option, will be approximately $16,700,000 assuming an initial public offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering for general corporate purposes and to continue clinical testing of TVI-Brain-1.

Risk factors	See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Capital Market symbol	TVAX

The number of shares of common stock to be outstanding after this offering is based on 3,567,000 shares of common stock outstanding as of December 31, 2011, plus 2,281,846 shares of common stock to be issued upon the automatic conversion of all outstanding shares of preferred stock (including accumulated dividends), assuming a closing date of this offering of February 10, 2012 and an initial offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and excludes:

•	444,531 shares of common stock issuable upon exercise of warrants to purchase common stock at an exercise price of $4.50 per share, and

•

36,383 shares of common stock issuable upon exercise of warrants to purchase common stock at an exercise price of $4.50 per share that are not currently exercisable and will expire if this offering is completed prior to September 30, 2012.

Unless otherwise indicated, all of the information in this prospectus:

•	gives effect to the reorganization,

•	gives effect to a 1-for-3 reverse split of our common stock effected on January 19, 2012,

•	assumes no exercise of the underwriters’ over-allotment option, and

•	assumes an initial offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus.

SUMMARY FINANCIAL DATA

Set forth below is our summary historical consolidated financial data, at the dates and for the periods indicated. We have derived this financial information from our consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010, and as of and for the nine months ended September 30, 2010 and 2011, which are included elsewhere in this prospectus. The consolidated financial statements for the three years in the period ended December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm. The consolidated financial statements for the nine month periods ended September 30, 2010 and 2011 have not been audited, and include, in the opinion of management, all adjustments (consisting only of normal nonrecurring adjustments) necessary to present fairly the data for those periods. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 2011.

You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Capitalization” sections hereof and other financial information included elsewhere in this prospectus.

	Year Ended December 31			Nine Months Ended September 30
	2008	2009	2010	2010	2011
				(unaudited)
Consolidated Statement of Operations Data (amounts in thousands, except per share amounts):
Grant revenue	$—	$—	$244	$—	$—
Operating expenses:
Research and development	353	266	1,080	763	985
General and administrative	196	224	468	382	1,215

Total operating expenses	549	490	1,548	1,145	2,200

Loss from operations	(549)	(490)	(1,304)	(1,145)	(2,200)
Interest income	1	—	—	—	—
Interest expense	—	(3)	(769)	(554)	(469)
Debt conversion expense	—	—	—	—	(1,125)
Change in fair value of warrant liability	(168)	(72)	97	(133)	(3,390)

Other expense, net	(167)	(75)	(672)	(687)	(4,984)

Net loss	(716)	(565)	(1,976)	(1,832)	(7,184)
Accretion on preferred stock	(144)	(159)	(291)	(207)	(3,653)
Distribution from conversion of Series B preferred stock to Series C preferred stock	—	—	(151)	—	—

Net loss attributable to common stockholders	$(860)	$(724)	$(2,418)	$(2,039)	$(10,837)

Net loss per common share – basic and diluted (1)	$(0.29)	$(0.25)	$—	$—	$—
Net loss per junior common share – basic and diluted (1)			$(6.34)	$(5.39)	$(27.21)
Unaudited pro forma net loss attributable to common stockholders (2)			$(1,369)		$(5,556)
Unaudited pro forma common stock outstanding – basic and diluted (2)			5,853		5,913
Unaudited net loss per common share – basic and diluted (2)			$(0.23)		$(0.94)

	September 30, 2011
		(unaudited)
	Actual	Pro Forma (2)	Pro Forma As Adjusted (2)(3)
Consolidated Balance Sheet Data (dollars in thousands):
Cash and cash equivalents	$3,743	$3,743	$20,443
Total assets	4,744	4,744	21,444
Total liabilities	4,666	4,393	4,393
Redeemable convertible preferred stock	14,724	—	—
Total stockholders’ equity (deficit)	(14,646)	351	17,051

(1)	Although the preferred stock represent participating securities because they participate equally with common stock in distributions of net cash flow after receiving their preferred returns, the holders do not have a contractual obligation to share in the losses of the Company. Accordingly, the preferred stock is not included in the computation of net loss per share under the two-class method. In addition, the common stock and the junior common stock issued in 2010 represent two classes of common stock. Accordingly, for subsequent periods the net loss attributable to common stock is allocated between the two classes of common stock giving effect to the distribution preference that the common stock has over the junior common stock.

(2)	The unaudited pro forma data gives effect to the automatic conversion of all outstanding shares of preferred stock (including accumulated dividends) and the automatic expiration of contingent warrants to acquire common stock, as if they had occurred on January 1, 2011 for statement of operations data and September 30, 2011 for balance sheet data, assuming the closing of the public offering occurs on February 10, 2012 and assuming an initial offering price of $10.00 per share, the midpoint of the price range set forth on the cover of this prospectus. Because the number of shares of common stock issuable upon automatic conversion of the Series A Preferred Stock and Series C Preferred Stock depends upon the date of the closing of the offering due to the undistributed preferred return, and the number of shares of common stock issuable upon automatic conversion of the Series B Preferred Stock depends upon the initial public offering price per share in this offering, the actual number of shares of common stock issuable upon such exercise will likely differ from the respective number of shares set forth above.

The unaudited pro forma data for the year ended December 31, 2010 also gives effect to the following transactions assuming they occurred on January 1, 2010: (i) the July 15, 2011 conversion of $2,230,572 of principal and interest of Convertible Notes into 995,791 shares of Series C Preferred Stock (on a pro forma basis at the date of issuance in 2010 there was $2,000,391 of principal and interest, which was convertible into 893,032 shares of Series C Preferred Stock), excluding nonrecurring charges of $1,124,000 directly related to the conversion, (ii) the July 15, 2011 issuance of contingent warrants to purchase 109,148 Series C Preferred Stock to induce conversion of the Convertible Notes, (iii) the July 15, 2011 issuance of 268,334 restricted junior common stock to certain officers, key employees and consultants, (iv) the consummation of the July 15, 2011 reorganization whereby the newly-formed TVAX Biomedical, Inc. acquired all of the outstanding common and preferred members’ interest of TVAX Biomedical, LLC in exchange for the issuance of substantially similar shares of its common and preferred stock and issued 1,200,000 shares of Series B Preferred Stock in exchange for the outstanding Series A warrants, and (v) the September 30, 2011 exchange of 666,667 shares of junior common stock for 633,333 shares of common stock. (Refer to the financial statements and related notes for the year ended December 31, 2010 for additional information.)

(3)	The unaudited pro forma as adjusted balance sheet data additionally reflects the expected receipt by us of $16,700,000 from the sale of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above table does not include 833,333 shares of common stock reserved for future issuance under our 2011 Omnibus Equity Incentive Plan, which became effective on November 21, 2011. No grants or awards have been made under this plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk. We are a development stage biotechnology company, and our business and ability to execute our business strategy are subject to a number of risk factors that you should carefully consider in addition to the other information set forward in this prospectus before purchasing any shares of our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our common stock. You may lose part or all of your investment.

Business Risks

All treatments which we intend to produce require regulatory approval before they can be sold, and we have not yet received regulatory approval to sell any of our treatments or sold any treatments.

We are a clinical development stage biotechnology company. We have engaged primarily in research and development activities since our inception, and have not received any revenues from treatment sales. We have no treatments approved for commercial sale by regulatory authorities and may never have such treatments. We have very limited experience interacting with regulatory authorities on late stage development programs and in the design of pivotal clinical trials sufficient to obtain regulatory approval. Failure to receive approval for treatment candidates, to manufacture a treatment or to sell a treatment could result in the failure of our business and a loss of all of your investment in our company.

We have a limited operating history upon which to base an investment decision.

We have generated no revenues from treatment sales and have incurred significant net losses since our inception. As of September 30, 2011, we had an accumulated deficit of $15,254,000. We have not demonstrated our ability to perform the functions necessary for the successful commercialization of any treatments. The successful commercialization of any treatment will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing treatments; and

•	conducting sales and marketing activities.

Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing the proprietary technology for, and undertaking pre-clinical development and clinical trials of our treatment candidates. These operations provide a limited basis for our stockholders and prospective investors to assess our ability to commercialize TVI-Brain-1 or any other future treatments and the advisability of investing in our securities.

We will need to develop or acquire additional capabilities in order to commercialize treatments that obtain FDA approval, if any, and we may encounter unexpected costs or difficulties in doing so.

We will need to acquire additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and, if any of our treatment candidates receive regulatory approval, commercialization efforts. Currently, we have no experience in preparing applications for marketing approval, commercial-scale manufacturing, managing of large-scale information technology systems or managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must:

•	train, manage and motivate a growing employee base;

•	accurately forecast demand for our treatments; and

•	expand existing operational, financial and management information systems.

We plan to increase our manufacturing capacity prior to seeking approval for the sale of our TVI-Brain-1 treatment. If we are not successful in establishing a regulatory-compliant manufacturing process, we may not obtain approval of TVI-Brain-1 or our ability to obtain regulatory approval for sale could be delayed, which would further delay the period of time when we would be able to generate revenues from the sale of such treatments, if we are even able to generate revenues at all.

Failure to attract and retain key personnel could impede our ability to develop our treatments and to obtain new collaborators or other sources of funding.

Because of the specialized scientific nature of our business, our success is highly dependent upon our ability to attract and retain qualified scientific and technical personnel, consultants and advisors. We are highly dependent on the principal members of our scientific and management staff, particularly Gary W. Wood. The loss of his services might significantly delay or prevent the achievement of our research, development and business objectives. We currently are required to maintain a $2 million key-person life insurance policy on Gary W. Wood for the benefit of certain investors, and are not therefore the primary beneficiary of that policy.

We will need to recruit a significant number of additional personnel in order to achieve our strategic goals. We anticipate that we will need to add a new Chief Operating Officer, Chief Medical Officer, Director of Clinical Trials and Director of Manufacturing after completion of this offering. In the future, to pursue our treatment development and marketing and sales plans, we will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, marketing and sales. We also rely on consultants and advisors to assist in formulating our research and development strategy and universities, medical centers and other research institutions. There can be no assurance that we will be able to attract and retain such individuals or institutions on acceptable terms, if at all.

If we are able to attract and retain additional personnel, our overhead expenses for salaries and related items will increase substantially from current levels.

Additionally, our facilities are located in the Kansas City metropolitan area, which may make attracting and retaining qualified scientific and technical personnel from outside our region difficult. The failure to attract and retain qualified personnel, consultants and advisors could have a material adverse effect on our business, financial condition and the results of our operations.

We may lose control over the development, marketing and distribution of TVAX Immunotherapy® treatments, if we enter into third party arrangements to perform or assist us in performing any of those functions.

We may seek alliances or strategic partnerships for one or more TVAX Immunotherapy treatments to maximize our regulatory, clinical and commercialization efforts. We may also have to depend on third parties to market and distribute our treatments. We currently do not have the resources to develop fully, market or distribute TVI-Brain-I or any other TVAX Immunotherapy treatments that we may develop in the future.

If we enter into alliances, strategic partnerships or distribution agreements with third parties, we may have less control over the development, marketing and distribution activities performed by third parties than if we were performing those functions with our own facilities and employees. This lack of direct control could adversely affect the results of these activities.

We expect to expand our development, regulatory, manufacturing and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of treatment development, regulatory affairs, manufacturing and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Relating to Clinical Development and Commercialization of Our Treatments

We can provide no assurance of the successful and timely development of new treatments.

Our treatment candidates are at various stages of clinical research and development. Further development and extensive clinical trials will be required to determine their technical feasibility and commercial viability and obtain regulatory approvals. Our success will depend on our ability to achieve scientific and technological advances, to translate such advances into reliable, commercially competitive treatments on a timely basis and to successfully conduct the studies necessary for approval. We intend to begin a pivotal 396 patient Phase III randomized, multicenter clinical trial of TVI-Brain-1 delivered following surgery and radiotherapy in newly-diagnosed grade 4 astrocytoma patients following the completion of this offering. Even if the planned Phase III clinical trial of our TVI-Brain-1 treatment candidate is successful, TVI-Brain-1 treatments will not likely be commercially available for four to six years, or more, if at all. If the planned Phase III trial of TVI-Brain-1 is not successful, cellular immunotherapy treatments that we may develop are not likely to be commercially available for five to ten or more years, if at all. The proposed development schedules for our treatments may be affected by a variety of factors, including technological difficulties, proprietary technology of others, and changes in governmental regulation, many of which will not be within our control. Any delay in the development, introduction or marketing of our treatments could result either in such treatments being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects, the unproven technology involved and the other factors described elsewhere in “Risk Factors,” there can be no assurance that we will be able to successfully complete the development or marketing of any new treatments.

Our prospects are highly dependent on our TVI-Brain-1 and other TVAX Immunotherapy® treatment candidates. If we fail to complete, or demonstrate safety and efficacy in, clinical trials, fail to obtain regulatory approval or fail to successfully commercialize TVI-Brain-1 and/or other TVAX Immunotherapy® treatments, our business would be materially harmed and the value of our securities would likely decline significantly.

Our lead treatment candidate is TVI-Brain-1. The FDA must approve TVI-Brain-1 before it can be marketed and sold. Our ability to obtain FDA marketing approval for TVI-Brain-1 and/or any other treatment candidates depends on, among other things, demonstrating their safety and efficacy to the satisfaction of the FDA in one or more adequate and well-controlled clinical trials. We may fail to obtain data that satisfy FDA requirements. In addition, our ability to obtain marketing approval for these treatments depends on obtaining the final results of required non-clinical testing, including characterization of the manufactured components of our treatment candidate and validation that our manufacturing process consistently generates safe, potent those treatment components. The FDA may determine that our manufacturing processes, testing procedures or facilities are insufficient to justify approval. We may need to conduct additional clinical trials that are not currently anticipated. Moreover, even if we do receive FDA marketing approval, we may not be successful in marketing TVI-Brain-1 and/or any other TVAX Immunotherapy treatment candidates. If any of these adverse events occur, our business could be materially harmed and the value of our common stock would most likely decline.

If our treatment candidates do not demonstrate safety and efficacy sufficient to obtain regulatory approval, they will not receive regulatory approval and we will be unable to market them. We have not tested any of our treatment candidates in controlled clinical trials or in the populations that we intend to seek approval for.

The therapeutic treatment development and regulatory approval process is expensive, uncertain and time-consuming. The timing of any future regulatory approval, if any, for any of our treatment candidates cannot be accurately predicted. If we fail to obtain regulatory approval for one of our current or future treatment candidates, we will be unable to market and sell them and we may never be profitable.

As part of the regulatory process, we must conduct clinical trials, including Phase III clinical trials, for each of our treatment candidates to demonstrate safety and efficacy in humans to the satisfaction of the FDA and regulatory authorities in other countries. The number and design of the clinical trials that will be required will vary depending on the treatment candidate, the indication for which the treatment candidate is being tested, the trial results and the regulations and policies that are applicable to a particular treatment candidate.

A failure of one or more of our clinical trials can occur at any stage of testing. Previous results obtained in uncontrolled clinical trials of our treatment candidates or other similar products may not be predictive of future results obtained in adequate and well-controlled clinical trials. Interim results obtained in clinical trials may not be confirmed upon full analysis of the results of a clinical trial. Treatment candidates being tested in later stage clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials with acceptable results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that have believed their product candidates performed satisfactorily in preclinical and clinical trials have nonetheless failed to obtain marketing approval of their treatments.

Specifically, we have not compared our treatment candidates against placebo or any other active therapy control group. While comparisons of outcomes to results from other reported clinical trials can provide some insight into the efficacy of our TVI-Brain-1 and our other treatment candidates, there are many factors that affect the outcome of clinical trials, some of which are not apparent in published reports, and results from two different trials cannot always be reliably compared. As a result, we will be studying TVI-Brain-1 as a systemic adjuvant treatment in direct comparison with the current standard of care systemic adjuvant treatment alone for the selected indication and will need to show a statistically significant benefit for our treatment candidate in order for our treatment candidate to be approved for marketing. Patients in our planned Phase III study who do not receive our treatment may not have results similar to patients studied in the historical trials that we have used for comparison in our Phase I/II studies. If the patients in our Phase III study who receive standard of care treatments have results that are better than the results predicted by the studies that have been performed in the past, we may not demonstrate a sufficient clinical benefit with our treatment to merit the regulatory authorities approving our treatment for marketing.

Regulatory authorities may not approve our treatment candidates even if they demonstrate safety and efficacy in clinical trials.

Our treatment candidates may not be approved even if they achieve positive results in clinical trials. Regulatory agencies, including the FDA or their advisors may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. We have not obtained an agreement with the FDA that the design of our planned TVI-Brain-1 Phase III study is sufficient to lead to product approval if the results are positive. Moreover, we have not developed or reached an agreement with the FDA on the detailed statistical analysis plan that will be used to analyze the Phase III data. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment candidates.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our treatment candidates, including our ongoing Phase II clinical trial and our pivotal Phase III clinical trial of TVI-Brain-1, if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities in other countries. Competitors including, Abbott Laboratories, Bayer AG, Celldex Therapeutics, Inc., Genzyme Corporation, GlaxoSmithKline plc, ImmunoCellular Therapeutics, Ltd., Northwest Biotherapeutics, Inc., Novartis AG, Novocure Limited, Schering-Plough Corporation and Wyeth, a subsidiary of Pfizer, Inc., have ongoing clinical trials for product candidates that could be competitive with our clinical trials, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by many factors including:

•	severity of the disease under investigation;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product candidate under study;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Enrollment delays in the ongoing Phase II clinical trial of TVI-Brain-1 and in our planned pivotal Phase III trial of TVI-Brain-1 or in any of our other clinical trials may result in increased development costs for our treatment candidates, which would cause the value of the company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in a timely manner for these or any of our other clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If serious or unexpected adverse side effects are identified during the development of our treatment candidates, we may need to abandon or limit our development of some or all of our treatment candidates.

All of our treatment candidates are in preclinical or clinical development and their risk of failure is high. If our treatment candidates are associated with serious or unexpected adverse effects, we may need to abandon their development or limit development to certain uses or subpopulations in which these effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Two patients in our TVAX Immunotherapy studies developed hypoxia (oxygen deprivation), which is a CTC grade 3 adverse event and in each case required overnight hospitalization.

Our TVAX Immunotherapy® treatment candidates are based on a novel technology, which may raise development issues that we may not be able to resolve, regulatory issues that could delay or prevent approval or personnel issues that may keep us from being able to develop our treatments.

Regulatory approval of treatment candidates that utilize novel technology such as ours can be more expensive and take longer than for other treatments that are based on more well-known or more extensively studied technology, due to our and the regulatory agencies’ lack of experience with them. This may lengthen the regulatory review process, require us to perform additional studies, including clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates or lead to significant post-approval limitations or restrictions. For example, the irradiated cancer cell component of TVI-Brain-1 is a complex biologic product that is manufactured from the patient’s own cancer that must be appropriately assayed so that its identity, strength, quality, purity and potency may be characterized prior to release for treatment. No treatment including an irradiated cancer cell product or an activated T cell product has yet been approved for marketing by the FDA or any other regulatory agency. The tests that we use to make identity, strength, quality, purity and potency determinations on these products may not be sufficient to satisfy the FDA’s expectations regarding the criteria required for release of products for patient treatment and the regulatory agency may require us to employ additional testing measures for this purpose, which could require us to undertake additional testing and/or additional clinical trials.

The novel nature of our treatment candidates also means that fewer people are trained in or experienced with treatments of this type, which may make it difficult to recruit, hire and retain capable personnel for the research, development and manufacturing positions that will be required to continue development and commercialization of our treatment candidates.

We may expend our limited resources to pursue a particular treatment candidate or indication and fail to capitalize on treatment candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused on research programs and treatment candidates for specific indications. As a result, we may forego or delay pursuit of opportunities with other treatment candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial treatments or profitable market opportunities. Our spending on current and future research and development programs and treatment candidates for specific indications may not yield any commercially viable treatments.

We have based our research and development efforts on our TVAX Immunotherapy treatments. Notwithstanding our large investment to date and anticipated future expenditures in our TVAX Immunotherapy treatments, we have not yet developed, and may never successfully develop, any marketed treatments using this approach. As a result of pursuing the development of TVAX Immunotherapy treatment candidates, we may fail to develop treatment candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

Our long-term business plan is to develop TVAX Immunotherapy for the treatment of various cancers. We may not be successful in our efforts to identify or discover additional treatment candidates that may be manufactured using our TVAX Immunotherapy platform. Research programs to identify new treatment candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential treatment candidates, yet fail to yield treatment candidates for clinical development.

If we do not accurately evaluate the commercial potential or target market for a particular treatment, we may relinquish valuable rights to that treatment through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such treatment.

We may have delays in completing our clinical trials and we may not complete them at all.

We have not completed the clinical trials necessary to support a Biologics License Application, or BLA, with the FDA for approval to market TVI-Brain-1. We have not initiated any Phase III studies. Our current Phase II and planned Phase III clinical trials of TVI-Brain-1may be delayed or terminated as a result of many factors, including the following:

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical testing sites;

•	regulators or Institutional Review Boards may not authorize us to commence a clinical trial;

•	regulators or Institutional Review Boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	the FDA or other regulatory authorities may place a clinical trial on clinical hold;

•	we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable risks or for other reasons;

•	slower than expected patient enrollment or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials;

•	patients failing to complete clinical trials due to safety issues, side effects, dissatisfaction with the treatment candidate, or other reasons;

•	difficulty in maintaining contact with patients after treatment may prevent us from collecting the data required by our study protocols;

•	treatment candidates demonstrating a lack of efficacy during clinical trials;

•	governmental or regulatory delays, changes in regulatory requirements, policy and guidelines;

•	competition with ongoing clinical trials and scheduling conflicts with participating clinicians; and

•	delays in completing data collection and analysis for clinical trials.

In addition, we rely on academic institutions, hospitals and medical centers, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our treatment candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, applicable regulations or good clinical practices. We also may rely on clinical research organizations to perform our data management and analysis. They may not provide these services as required or in a timely or compliant manner.

Moreover, our development costs will increase if we are required to complete additional or larger clinical trials for the TVAX Immunotherapy treatment candidates prior to regulatory approval. If the delays or costs are significant, our financial results and ability to commercialize the TVAX Immunotherapy treatment candidates will be adversely affected.

We may be required to repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

Clinical trials must be performed in accordance with the FDA’s current Good Clinical Practices, or cGCP, or applicable regulatory guidelines in other countries and are subject to oversight by the FDA or regulatory agencies in other countries and Institutional Review Boards at the medical institutions where the clinical trials are conducted. Changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes or to submit new clinical trial protocols, which may impact the costs, timing or successful completion of a clinical trial. Due to these and other factors, our TVAX Immunotherapy treatment candidates could take a significantly longer time to gain regulatory approval, if any, for any additional indications than we expect or may never gain approval for additional indications, which could reduce our revenue by delaying or terminating the commercialization of TVAX Immunotherapy treatments.

Even if approved, TVAX Immunotherapy® treatment candidates or any other treatment candidates that we may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our treatment candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive and/or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of our products if approved.

Our treatments, even if approved, may not be accepted in the marketplace; therefore, we may not be able to generate significant revenue, if any.

Even if TVAX Immunotherapy treatments or any other potential treatments that we develop in the future are approved for sale, physicians and the medical community may not ultimately use them or may use them only in applications more restricted than we anticipate. Our treatments, if successfully developed, will compete with a number of traditional products manufactured and marketed by major pharmaceutical and biotechnology companies. Our treatments may also compete with new products currently under development by such companies and others. Physicians will prescribe a product only if they determine, based on experience, clinical data, side effect profiles and other factors, that it is beneficial as compared to other products currently available and in use. Physicians also will prescribe a product based on their traditional preferences. Many other factors influence the adoption of new products, including patient perceptions and preferences, marketing and distribution restrictions, adverse publicity, product pricing, views of thought leaders in the medical community and reimbursement by government and private payers. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.

Adoption of TVI-Brain-1 for the treatment of patients with brain cancer, even if approved, may be slow or limited. If TVI-Brain-1 is not successful in broad acceptance as a treatment option for brain cancer, our business would be harmed.

The rate of adoption of TVI-Brain-1 as a treatment for brain cancer, if approved, and the ultimate sales volume for our treatment will depend on several factors, including educating treating physicians on how to use TVI-Brain-1. TVI-Brain-1 utilizes individualized immunotherapy, which is significantly different from the pharmacological approach currently used to treat cancer. Acceptance of TVI-Brain-1 by treating physicians may require us to provide them with extensive education regarding the mechanism of action of our treatment, the method of delivery of the treatment, expected side effects and the method of monitoring patients for efficacy and follow-up. In addition, the manufacturing and delivery processes associated with our treatment will require treating physicians to adjust their current treatment of patients, which may delay or prevent market adoption of TVI-Brain-1 as a preferred therapy, even if approved.

Risks Related to Manufacturing Activities

We have never manufactured our treatments or their components at commercial scale and there can be no assurance that they can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable.

We have no experience in commercial-scale manufacturing, the management of large-scale information technology systems or the management of a large-scale distribution system. We may develop our manufacturing capacity in part by expanding our current facilities and/or by setting up additional facilities in other regions of the country. These activities would require substantial additional funds and we would need to hire and train significant numbers of qualified employees to staff these facilities. We may not be able to develop commercial-scale facilities that are sufficient to produce the treatment candidates or their components for later-stage clinical trials or commercial use.

Furthermore, we must supply all necessary documentation, including product characterization and process validation, to regulatory authorities in support of our BLA on a timely basis and must adhere to cGMP regulations and current Good Tissue Practices, or GTP, enforced by the regulatory authority through its facilities inspection program. We have not fully characterized any of our treatment candidate components and have not validated our manufacturing process. If the FDA determines that the products used in our Phase III trials were not sufficiently characterized, we may be required to repeat all or a portion of those trials. If our facilities cannot pass a pre-approval plant inspection, the regulatory approval of the treatment candidates will not be granted.

We are subject to significant regulation with respect to manufacturing of our treatments.

All entities involved in the preparation of a therapeutic biological for clinical trials or commercial sale are subject to extensive regulation. The various components of a finished therapeutic treatment candidate that is used in late-stage clinical trials, such as our pivotal Phase III clinical trial of TVI-Brain-1, or approved for commercial sale must be manufactured in accordance with cGMP and GTP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational treatment candidates and treatments, including treatment component characterization and process validation, approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third party suppliers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of TVAX Immunotherapy treatment candidates. If any inspection or audit of our manufacturing facilities identifies a failure to comply with applicable regulations, or if a violation of applicable regulations occurs independent of an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales of the temporary or permanent closure of a facility. Any such remedial measures imposed on us or third parties with whom we contract could materially harm our business.

We use a single manufacturing site to manufacture our clinical treatment candidates. Any disruption in the operations of our manufacturing facility would have a significant negative impact on our ability to manufacture the treatment candidates for clinical testing and would result in delays and increased costs and losses.

We perform all manufacturing processes internally. In the event of a disruption of our operations at our manufacturing facility, we would experience costly delays in reestablishing manufacturing capacity due to a lack of redundancy in manufacturing capability. Certain events, such as natural disasters, fire, political disturbances, sabotage or business accidents, which could impact our current or future facilities, could have a significant negative impact on our operations by disrupting our treatment development efforts until such time as we are able to repair our facility or put in place third party contract manufacturers to assume this role.

We currently carry business personal property insurance in the amount of $350,000 in the aggregate. We may not have adequate insurance to cover our losses resulting from natural disasters, fire, political disturbances, sabotage, business accidents or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Lack of coordination internally among our employees and externally with physicians, hospitals and third-party suppliers and carriers, could cause manufacturing difficulties, disruptions or delays and cause us to not have sufficient supply of product to meet our expected clinical trial requirements or potential commercial requirements.

Manufacturing the TVAX Immunotherapy treatment candidates requires coordination internally among our employees and externally with physicians, hospitals and third-party suppliers and carriers. For example, a patient’s physician or clinical site will need to coordinate with us for the shipping of a patient’s biological specimen to our manufacturing facility, and we will need to coordinate with them for the shipping of the treatment components to them. Such coordination involves a number of risks that may lead to failures or delays in manufacturing our TVAX Immunotherapy treatment candidates, including:

•	failure to obtain a sufficient supply of key raw materials of suitable quality;

•	difficulties in manufacturing our treatment candidates for multiple patients simultaneously;

•	difficulties in obtaining adequate patient-specific material, such as tumor samples, from physicians;

•	difficulties in completing the development and validation of the specialized assays required to ensure the consistency of our treatment candidates;

•	failure to ensure adequate quality control and assurances in the manufacturing process as we increase production quantities;

•

difficulties in the timely shipping of patient-specific materials to us or in the shipping of the treatment candidates to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	loss or destruction of, or damage to, patient-specific materials or our treatment candidates during the shipping process due to improper handling by third-party carriers, hospitals, physicians or us;

•	loss or destruction of, or damage to, patient-specific materials or our treatment candidates during storage at our facilities; and

•

loss or destruction of, or damage to, patient-specific materials or our treatment candidates stored at clinical and future commercial sites due to improper handling or holding by clinicians, hospitals or physicians.

If we are unable to coordinate appropriately, we may encounter delays or additional costs in achieving our clinical and commercialization objectives, including in obtaining regulatory approvals of our treatment candidates and supplying products, which could materially damage our business and financial position.

Risks Related to Sales and Distribution

We have never marketed or sold any products and there can be no assurance that our treatments, if approved, can be marketed or sold in quantities necessary to make them commercially viable.

We have no experience marketing or selling treatments. The TVAX Immunotherapy treatments are personalized cellular immunotherapies, not pharmaceuticals or biopharmaceuticals. Only one personalized cellular cancer immunotherapy has been approved by the FDA for commercial sale. As a result, there are no clear methods for the marketing, sales and distribution of personalized cellular cancer immunotherapies. There is no assurance that we or anyone that we may contract with will be able to market and or sell our treatments in quantities or at a price that are sufficient to insure that our treatments are commercially viable.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our treatments, we may be unable to generate significant treatment revenue.

We do not have a sales organization and have no experience in treatment sales and distribution. There are risks involved with establishing our own sales capabilities and increasing our marketing capabilities, as well as entering into arrangements with third parties to perform these services. Attempting to develop an internal sales force is expensive and time consuming, and there is no assurance that we will be able to do so successfully or that our efforts will not delay any treatment launch. However, if we enter into arrangements with third parties to perform sales, marketing and distribution services, our treatment revenues or the profitability of these treatment revenues to us are likely to be lower than if we market and sell any treatments that we develop ourselves. In addition, those third parties might not have adequate experience with the marketing, sales and distribution of personalized cellular immunotherapies and that lack of experience could lead to expenses and time delays that would slow or prevent any treatment launch.

We may establish our own specialty sales force and/or engage other biotechnology or other healthcare companies with established marketing, sales and distribution capabilities to market, sell and distribute any future treatments. We may not be able to establish a specialty sales force or establish sales, marketing and distribution relationships on favorable terms.

Risks Related to Regulations of Our Industry

The industry within which we operate and our business are subject to extensive regulation, which is costly, time consuming and may subject us to unanticipated delays.

The research, design, testing, manufacturing, labeling, marketing, distribution and advertising of biological therapeutics such as our treatments are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. Regardless of the time and resources we devote to development of a treatment, there can be no assurance that regulatory approval will be obtained for that treatment. To date, regulatory authorities have approved only one active cellular immunotherapy product for cancer treatment, even though several others have been, and currently are, in clinical development. Further, even if such regulatory approval is obtained, we, our treatments, and any contract manufacturers or commercial collaborators of ours will be subject to continued regulatory review in both the United States and other countries. Later discovery of previously unknown problems with regard to a product, distributor or manufacturer may result in restrictions, including withdrawal of the treatment from the market and/or disqualification or decertification of the distributor or manufacturer.

Regulatory authorities in the United States and comparable regulatory agencies in other countries impose substantial requirements on the introduction of new biological therapeutics through lengthy and detailed preclinical and clinical testing procedures, sampling activities and other costly and time-consuming compliance procedures. Clinical trials are vigorously regulated and must meet requirements for regulatory review and oversight and requirements under cGCP guidelines. A new therapeutic agent may not be marketed in the United States until the FDA has approved it. A delay in obtaining or failure to obtain such approval would have a material adverse effect on our business, financial condition and results of operations.

Even if regulatory approval were obtained, it would be limited as to the indicated uses for which the treatment may be promoted or marketed. If marketing approval is granted, we would be required to comply with regulatory requirements for manufacturing, labeling, advertising, record keeping and reporting of adverse experiences and other information. In addition, we would be required to comply with federal and state anti-kickback and other health care fraud and abuse laws that pertain to the marketing of approved therapeutic treatments. Failure to comply with regulatory requirements and other factors could subject us to regulatory or judicial enforcement actions, including product recalls or seizures, injunctions, withdrawal of treatment from the market, civil penalties, criminal prosecution, refusals to approve new treatments and withdrawals of existing approvals, as well as enhanced product liability exposure, any of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, assessment by regulatory authorities of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other treatments, changing policies and agency funding, staffing and leadership. In addition, if approved, our treatment candidates may be subject to post-approval marketing restrictions that result in warnings, label restrictions or changes, product reformulation, additional marketing applications, additional clinical trials or the withdrawal of marketing authorization. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

The availability and amounts of reimbursement for our treatments, if approved, and the manner in which government and private payers may reimburse for our potential treatment, are uncertain.

In both the United States and elsewhere, sales of medical therapeutics are dependent in part on the availability of reimbursement to the consumer from third-party payers such as government and private insurance plans. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that our treatments will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in the development of our treatments. Legislation and regulations affecting the pricing of therapeutic medical products may change before any of our treatments are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products and services. As a result, our financial condition and results of operations could be materially adversely affected.

Health care reform measures could adversely affect our business.

In the United States and other jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. Specifically, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. Most recently, in March, 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA, was enacted, which includes measures to significantly change the way that health care is financed by both governmental and private insurers.

Many of the details regarding the implementation of the PPACA are yet to be determined, and at this time, it remains unclear what effect PPACA would have on our business. Specifically, there is uncertainty surrounding the applicability of the biosimilars provisions under the PPACA to TVAX Immunotherapy treatments. The legislation provides that a “biosimilar” product may be approved by the FDA on the basis of analytical tests and certain clinical studies demonstrating that such product is highly similar to an existing, approved product and that switching between an existing product and the biosimilar product will not result in diminished safety or efficacy. The PPACA provides 12 years of exclusivity for reference products and an additional six months of exclusivity if pediatric studies are conducted. In Europe, the European Medicines Agency has issued guidelines for approving products through an abbreviated pathway and biosimilars have been approved in Europe. This abbreviated regulatory approval process may result in increased competition if we are able to obtain regulatory approval for one or more of our treatments. The FDA is currently soliciting public comment and conducting hearings to assist it in drafting regulations under the PPACA. The regulations that are ultimately promulgated and their implementation may have considerable impact on the way that we conduct our business.

Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, designed to encourage importation from other countries and bulk purchasing. Also, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These initiatives could reduce the demand for our products or result in lower than expected product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the overall cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics. This could harm our ability to generate revenues.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for treatments could prevent us from selling our treatments in foreign markets, which may adversely affect our operating results and financial condition.

The requirements governing the conduct of clinical trials, manufacturing, testing, approvals for treatments, pricing and reimbursement outside the United States vary greatly from country to country. In addition, the time required to obtain approvals outside the United States may differ significantly from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on the timeframe we may desire, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and foreign regulatory authorities could require additional testing. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our treatments and may have a material adverse effect on our business and future prospects.

We may not be able to control the pricing of our treatments in other countries.

Virtually all countries regulate or set the prices of pharmaceutical products, which is a separate determination from whether a particular product will be subject to reimbursement under that government’s health plans. There are systems for reimbursement and pricing approval in each country and moving a product through those systems is time consuming and expensive.

Financial Risks

We have a history of net losses and have had no revenue from treatment sales. We expect to continue to incur increasing net losses for the foreseeable future and we may never achieve or maintain profitability.

We have generated no revenues from treatment sales and have incurred significant net losses since our inception, including net losses of $716,000, $565,000 and $1,976,000 for the years ended December 31, 2008, 2009, and 2010, respectively, and $7,184,000 for the nine months ended September 30, 2011. As of September 30, 2011, we had an accumulated deficit of $15,254,000. Our losses have resulted principally from costs incurred in our treatment discovery and development activities, interest and debt conversion expense on our Convertible Notes and the change in fair value of our outstanding warrants. We anticipate that we will continue to generate significant losses for the next several years as we incur expenses to complete clinical trials of TVI-Brain-1, build commercial capabilities, further develop our pipeline and expand our corporate infrastructure.

Because of the numerous risks and uncertainties associated with biotherapeutic treatment development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no treatments approved for commercial sale and, to date, we have not generated any treatment revenue. We have financed our operations primarily through the sale of equity securities and government grants. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed the development of any treatments. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. Our ability to achieve profitability is dependent on our ability, alone or with others, to complete clinical testing of TVI-Brain-1, obtain required regulatory approvals, manufacture and market TVI-Brain-1 successfully, gain market acceptance for TVI-Brain-1 and continue development of other treatments. We are only in the preliminary stages of some of these activities. There can be no assurance as to whether or when we will achieve such profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs or our commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research, development and clinical trials of, and seek regulatory approval for, our treatments. In addition, if we obtain regulatory approval of any of our treatments, we expect to incur significant commercialization expenses for treatment sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our product development programs or our commercialization efforts.

As of September 30, 2011, we had cash, cash equivalents and short-term investments of $3.7 million and working capital of $2.6 million. We expect that the anticipated net proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operations and capital expenditure requirements through early 2015. We intend to use the net proceeds from this offering for general corporate purposes and to continue the clinical testing of TVI-Brain-1. We will need to obtain additional financing prior to the completion of our Phase III clinical trial of TVI-Brain-1.

Our future capital requirements will depend on many factors, including:

•	the progress and results of the ongoing Phase II clinical trial and our pivotal Phase III clinical trial of TVI-Brain-1;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other treatments;

•	the costs, timing and outcome of regulatory review of our treatments;

•	the costs of commercialization activities, including treatment sales, marketing, manufacturing and distribution, for any of our treatments for which we receive regulatory approval;

•	revenue, if any, received from commercial sales of our treatments, should any of our treatments be approved by the FDA or a similar regulatory authority outside the United States;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or invest in other businesses, treatments and technologies;

•	our ability to obtain government or other third-party funding; and

•	our ability to establish collaborations on favorable terms, if at all, particularly arrangements to market and distribute our treatments outside North America.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve treatment sales. In addition, our treatments, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of treatments that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. We may raise additional funds from time to time through equity or debt financing, including future issuances of our common stock. The future sale by us of any shares of our common stock may have the following effects: our existing common stockholders’ proportionate ownership interest in us will decrease; our existing common stockholders may suffer significant dilution; and the market price of our common stock may decline. Additional financing may not be available to us on acceptable terms, or at all.

Risks Relating to Competitive Factors

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner than our treatments, which may diminish or eliminate the commercial success of any products we may commercialize.

The biotherapeutics industry is highly competitive. There are many public and private biotechnology companies, public and private universities and research organizations actively engaged in the discovery and development of candidates for the treatment of cancer. Given the significant unmet patient need for new therapies, oncology is an area of focus for large and small companies as well as research institutions. As a result, there are and will likely continue to be extensive research and substantial resources invested in the discovery and development of new oncology products. In addition, there are a number of multinational pharmaceutical companies and large biotechnology companies currently marketing and/or pursuing the development of treatments targeting the same cancer indications as our treatments, including Bristol-Myers Squibb Company, Dendreon Corporation, GlaxoSmithKline, Merck & Co., Inc., Merck KGaA and Sanofi-Aventis.

There are several currently marketed products for gliomas, including Schering-Plough’s Temodar, Eisai Inc.’s Gliadel and Roche’s Avastin. There also are numerous products that are marketed for renal cell carcinoma, including Prometheus Laboratories Inc.’s Proleukin, Wyeth’s Torisel, Novartis AG’s Afinitor, Pfizer Inc.’s Sutent, Roche’s Avastin and Bayer’s Nexavar.

In addition, there are a number of companies with clinical trials ongoing to test product candidates for brain cancer, including Abbott Laboratories, Bayer AG, Celldex Therapeutics, Inc., Genzyme Corporation, GlaxoSmithKline plc, ImmunoCellular Therapeutics, Ltd., Northwest Biotherapeutics, Inc., Novartis AG, Novocure Limited, Schering-Plough Corporation and Wyeth, a subsidiary of Pfizer Inc.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of therapeutics, obtaining FDA and other regulatory approvals and the commercialization of those treatments. Accordingly, our competitors may be more successful in obtaining approval for product candidates and achieving widespread market acceptance. Our competitors’ treatments may be more effective or more effectively marketed or sold than any treatment that we may commercialize and may render our treatments obsolete or non-competitive before we can recover the significant expenses of developing and commercializing any of our treatments. We anticipate that we will face intense and increasing competition as new medical treatments enter the market and advanced technologies become available.

There are many different approaches to using the immune system to treat cancer, including cytokines, antibodies, vaccines, immune cells, non-specific immune stimulants and others. Many of these approaches are currently in commercial development and could yield treatments that are safer, more effective, less expensive, and easier to manufacture, market or deliver than ours. Such discoveries or commercial developments by our competitors could render some or all of our treatments obsolete or non-competitive, which would have a material adverse effect on our business, financial condition, and results of operations.

In addition, our competitors may obtain patent protection or FDA approval and commercialize treatments more rapidly than we do, which may impact future sales of any of our treatments that receive marketing approval. If the FDA approves the commercial sale of any of our treatments, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect that competition among treatments approved for sale will be based, among other things, on efficacy, price, safety, reliability, availability, patent protection, and sales, marketing and distribution capabilities.

Risks Related to Our Arrangements with Third Parties

We rely on third parties to help us perform our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for our treatments, or we may be delayed in doing so.

We rely on third parties, such as contract research organizations, medical institutions, academic institutions, clinical investigators and contract laboratories, to conduct our preclinical studies and clinical trials. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Regulatory agencies require us to comply with current Good Laboratory Practices, or cGLP, for conducting and recording the results of our preclinical studies and cGCP for conducting, monitoring, recording and reporting the results of clinical trials, to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third parties conducting our clinical trials do not perform their contractual obligations or duties, do not meet expected deadlines, fail to comply with cGCP, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, our clinical trials may be more costly than expected or budgeted, extended, delayed or terminated or may need to be repeated and we may not be able to obtain regulatory approval for or commercialize the treatment being tested in the clinical trials.

If we fail to enter into any needed collaboration agreements for our treatments, we may be unable to commercialize them effectively or at all.

To successfully commercialize the TVAX Immunotherapy treatments, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. If we are not able to enter into a collaboration for the TVAX Immunotherapy treatments on acceptable terms, we might elect to delay or scale back the commercialization of TVAX Immunotherapy treatments in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

The risks in a collaboration agreement include the following:

•

the collaborator may not apply the expected financial resources, efforts or required expertise in developing the physical resources and systems necessary to successfully commercialize the TVAX Immunotherapy treatments;

•

the collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the TVAX Immunotherapy treatments reach their full potential;

•	we may be required to undertake the expenditure of substantial operational, financial and management resources;

•	we may be required to issue equity securities that would dilute our existing stockholders’ percentage ownership;

•	we may be required to assume substantial actual or contingent liabilities;

•	strategic partners could decide to move forward with a competing treatment developed either independently or in collaboration with others, including our competitors

•	disputes may arise between us and a collaborator that delay the commercialization or adversely affect its sales or profitability of the TVAX Immunotherapy treatments; or

•	the collaborator may independently develop, or develop with third parties, treatments that could compete with the TVAX Immunotherapy treatments.

In addition, a collaborator for the TVAX Immunotherapy treatments may have the right to terminate the collaboration at its discretion. Any termination may require us to seek a new collaborator, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back the commercialization efforts. The occurrence of any of these events could adversely affect the commercialization of the TVAX Immunotherapy treatments and materially harm our business and stock price by delaying the sale of any treatments that may be approved by the FDA, by slowing the growth of such sales, by reducing the profitability of the treatment and/or by adversely affecting the reputation of the treatment.

Risks Related to Protecting Our Intellectual Property

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate properly.

Our success will depend, in part, on our ability to obtain and maintain patents, operate without infringing on the proprietary rights of others and maintain trade secrets, both in the United States and in other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Accordingly, the validity, breadth and enforceability of our patents and the existence of potentially blocking patent rights of others cannot be predicted, either in the United States or in other countries.

There can be no assurance that we will discover or develop patentable products or processes or that patents will issue from any patent that is currently pending or that we may file in the future or that claims granted on issued patents will be sufficient to protect our technology or adequately cover the actual products we may actually sell. Potential competitors or other researchers in the field may have filed patent applications, been issued patents, published articles or otherwise created prior art that could restrict or block our efforts to obtain additional patents. There also can be no assurance that our issued patents, pending patent applications or applications that we may file in the future, if issued, will not be challenged, invalidated, rendered unenforceable or circumvented or that the rights granted hereunder will provide us with proprietary protection or competitive advantages.

If patents issued to other companies contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative non-infringing technology and cease practicing those activities, including potentially manufacturing or selling any products deemed to infringe on these patents. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from pursuing the development and commercialization of certain of our potential treatments. Our failure to obtain a license to any technology that we may require to commercialize our products on favorable terms may have a material adverse impact on our business, financial condition and results of operations.

In addition, competitors may manufacture and sell our potential products in those foreign countries where we have not filed for patent protection or where patent protection may not be available, not obtainable or ultimately not enforceable. In addition, even where patent protection is obtained, third party competitors may challenge our patent claims in the various patent offices for example via opposition in the European Patent Office or reexamination or interference proceedings in the United States Patent and Trademark Office, or USPTO. The current nature of our products may preclude sale of comparable products manufactured in other countries where patent protection may have been, in one way or another, circumvented in the United States, but does not preclude their manufacture in those countries, nor does it preclude patients traveling to those countries to receive treatment with those products that might conceivably be sold at a significantly lower price than the comparable product was being sold in the United States or other countries where our patent protection may have been maintained as valid.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, enforceability or scope of our patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we own or license may not provide sufficient protection against competitors.

We will incur significant ongoing expenses in expanding and maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We may be subject to litigation with respect to the ownership and use of intellectual property that will be costly to defend or pursue and uncertain in its outcome.

Litigation, which could result in substantial costs to us (even if determined in our favor), may be necessary to enforce any patents issued to us or to determine the scope and validity of the proprietary rights of others. In addition, if our competitors file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings to determine the priority of the invention. These proceedings, if initiated by the USPTO, could result in substantial cost to us, even if the eventual outcome is favorable to us. Such proceedings can be lengthy, and are costly to defend and involve complex questions of law and fact the outcomes of which are difficult to predict. An adverse outcome with respect to a third party claim or in an interference proceeding could subject us to substantial liabilities, require us to license disputed rights from third parties or require us to cease using such technology, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and potential collaborators upon the commencement of their relationships with us. These confidentiality agreements require that all confidential information made known to the individual or entity by us during the course of the individual/entity’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and certain key consultants and collaborators also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, in some circumstances the term of confidentiality and non-use may be limited, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

Some foreign jurisdictions may require us to grant licenses to third parties. Such compulsory licenses could be extended to include some of our treatments, which may limit our potential revenue opportunities.

Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties for commercialization of a patented product if the government concludes that the product is not sufficiently developed or not meeting the health needs of the population. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our treatments, which may limit our potential revenue opportunities.

Risks Relating to Our Exposure to Litigation

We are exposed to potential product liability or similar claims and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of treatment candidates on human subjects or volunteers under a research plan and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

We have clinical trial liability insurance in the amount of $3.0 million in the aggregate, but there can be no assurance that we will be able to maintain such insurance or that the amount of such insurance will be adequate to cover such claims. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim outside the scope of insurance coverage or if our liability exceeds the amount of the applicable insurance.

We will face an even greater risk if we commercially sell any treatments that we may develop. None of our treatments has been widely used over an extended period of time, and therefore our safety data are limited. We derive the raw materials for manufacturing of our TVAX Immunotherapy treatments from human cell sources, and therefore the manufacturing process and handling requirements are extensive and stringent, which increases the risk of quality failures and subsequent product liability claims.

If we cannot successfully defend ourselves against claims that our treatments or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any treatments or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We may become involved in securities class action litigation that could divert management’s attention and adversely affect our business and could subject us to significant liabilities.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of biotechnology companies. These broad market fluctuations as well as a broad range of other factors, including the realization of any of the risks described in these “Risk Factors,” may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant stock price volatility. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business. Any adverse determination in any such litigation of any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Offering Risks

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline, perhaps substantially, below the initial public offering price. The initial public offering price has been determined through negotiations between us and the representative of the underwriters and may not be indicative of the market price of our common stock following this public offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Capital Market or otherwise or how liquid that market might become. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our common stock will trade.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuation in price in response to various factors, many of which are beyond our control, including those described elsewhere in this “Risk Factors” section of this prospectus and the following:

•	new treatments, or new uses for existing treatments introduced or announced by our strategic partners or our competitors, and the timing of these introductions or announcements;

•

actual or anticipated results and any delays in our clinical trials, including our clinical trials of our TVI-Brain-1 treatment candidate and our other clinical trials of our TVI treatment candidates, as well as the results of regulatory reviews relating to the approval of our treatment candidates;

•

variations in the level of expenses related to any of our treatments or clinical development programs, including relating to the timing of invoices from, and other billing practices of, our clinical research organizations and clinical trial sites;

•	the results of our efforts to discover, develop, acquire or in-license additional treatment candidates or treatments;

•	disputes or other developments relating to proprietary rights, including, patents, litigation matters and our ability to obtain patent protection for our technologies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures and capital commitments;

•	actions or departures of key scientific or managerial personnel;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	actual or anticipated changes in earnings estimates, development timelines or recommendations by securities analysts; actual and anticipated fluctuations in our quarterly operating results;

•	deviations from securities analysts’ estimates or the impact of other analyst ratings downgrades by any securities who follow our common stock;

•	other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events;

•	changes in accounting principles;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities;

•

general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock.

In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Members of our management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of December 31, 2011, our executive officers, directors and proposed directors, together with their respective affiliates, beneficially owned approximately 97.9% of our common stock, and we expect that upon completion of this offering, that same group will continue to beneficially own at least 45.6% of our outstanding common stock. As of December 31, 2011, Gary Wood and his affiliates beneficially owned approximately 89.9% of our common stock, and we expect that, upon completion of the offering, they will continue to beneficially own at least 40.8% of our outstanding common stock. Accordingly, even after this offering, Dr. Wood and these stockholders will be able to exercise significant influence over our management and affairs and over matters subject to stockholder approval, including the election of our Board of Directors, future issuances of our common stock or other securities, declarations of dividends on our common stock and approval of other significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to gain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock. In addition, sales of shares by executive officers and directors and their affiliates could be viewed negatively by third parties and have a negative impact on our stock price. Moreover, we cannot assure you as to how these shares may be distributed and subsequently voted.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering we expect to have 7,848,846 shares of common stock outstanding based on the number of shares outstanding as of December 31, 2011. This includes the 2,000,000 shares that we expect to sell in this offering, which may be resold in the public market immediately. The remaining 5,848,846 shares, or 74.5% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities with respect to affiliate sales, in the near future as set forth below.

Estimated Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market
877,000 shares, or 11.2%	On the date of this prospectus

7,848,846 shares, or 100%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock up agreements between the holders of these shares and the underwriters subject to the volume, manner of sale and other limitations under Rule 144. However, the representative of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, subject to certain conditions and the volume, manner of sale and other limitations under Rule 144.

Moreover, after this offering, holders of 5,848,846 shares of common stock and shares of common stock issuable upon the exercise of Series C Warrants to purchase 444,531 shares of common stock, or their transferees, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

You will incur immediate and substantial dilution as a result of this offering

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $7.90 per share, representing the difference between the assumed initial offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus and our pro forma net tangible book value per share after giving effect to this offering and the conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering. Moreover, we issued warrants in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of September 30, 2011, there were 444,531 shares issuable upon exercise of outstanding warrants at a price of $4.50, which excludes contingent warrants to purchase 36,383 shares that are currently outstanding, but which will expire upon the completion of this offering. To the extent that these outstanding warrants are ultimately exercised, you will incur further dilution.

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to meet compliance obligations.

As a public company, we will incur significant legal, accounting and other expenses, which are not presently estimable, that we did not incur as a private company. We will be subject to the reporting requirements of the Securities and Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Capital Market that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. In addition, we expect these rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors, our board committees or as executive officers.

We have had a material weakness in our internal control over financial reporting.

In connection with the preparation of our financial statements for inclusion in this prospectus, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to accounting for our more complex transactions which required adjustment, specifically: (i) accounting for research and development costs and contributed intellectual property, (ii) accounting for detachable warrants, embedded derivatives and beneficial conversion features associated with certain debt and equity instruments, (iii) accounting for debt and equity instruments requiring accretion of interest and fair value measurements, (iv) accounting for issuance, modification and conversion of certain equity instruments, (v) accounting for share-based payments, (vi) accounting for leases and related leasehold improvements, (vii) accounting for noncash equity contributions, and (viii) revenue recognition for a grant received subject to certain repayment contingencies. The nature of these adjustments indicate that we had not applied sufficient resources to prepare financial statements in accordance with accounting principles generally accepted in the United States.

Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. While we believe that we have remediated the material weakness identified by us and our independent registered public accounting firm, we cannot assure that there will not be additional material weaknesses and significant deficiencies that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable listing requirements.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to publish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (d) if applicable, a statement that our independent registered public accounting firm has issued an attestation report on internal control over financial reporting.

We will be required to achieve compliance with Section 404 by the time we file our second annual report. In order to do so, we have to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as designed and documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our or, if applicable, our independent registered public accounting firm’s conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed time frame that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial documents.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We intend to use the net proceeds from this offering for general corporate purposes and to continue clinical trials of TVI-Brain-1. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our treatments. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our governing documents provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to us for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations. Thus certain alleged errors or omissions might not be actionable by us. The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

Provisions in our certificate of incorporation, our by-laws or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation, our by-laws or Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•	the division of our Board of Directors into three classes with staggered, three year terms;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	limitation on the ability of stockholders to remove directors or amend our by-laws; and

•

the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board of Directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years, has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

If Dr. Gary Wood dies, his heirs could use their control of us to the detriment of other stockholders.

Upon completion of this offering, Dr. Wood will beneficially own at least 40.8% of our outstanding common stock. In the event of his death, Dr. Wood’s heirs would have the ability to exercise significant influence over our management and affairs, including matters subject to stockholder approval, such as the election of directors, a possible sale of us or our assets or other material transactions, or through the removal of our directors or executive officers. Those heirs would have the ability to sell their shares to a third party at a premium that would not be available to other stockholders. They also could seek to sell control of us at a time when our board of directors or other stockholders do not believe a sale is in our best interest. There are no agreements relating to the voting and disposition of Dr. Wood’s shares in the event of his death, and, accordingly, no assurance can be given that his heirs would not use their control of us to the detriment of other stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize TVI-Brain-1 and our other treatments;

•	our ongoing and planned clinical trials of TVI-Brain-1, particularly the timing for completion of enrollment, interim data analysis and outcome;

•	the expected timing of release of data from ongoing clinical studies;

•	the expected timing of and our ability to obtain and maintain regulatory approvals for our treatments;

•	the clinical utility of our treatments;

•	our plans to leverage our existing technologies to discover and develop additional treatments;

•	our ability to identify and develop treatment candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, we do not intend to update the information contained in this prospectus except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that our internal estimates and research and the industry publications, studies and surveys are reliable, this data involves a number of assumptions and you are cautioned not to give undue weight to such estimates, research, publications, studies and surveys.

USE OF PROCEEDS

We expect that the net proceeds from this offering will be approximately $16,700,000 (approximately $19,490,000, if the underwriters’ overallotment option is exercised in full), assuming an initial public offering price of $10.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows:

•	approximately $6,500,000 to fund the completion of our Phase II clinical trial of TVI-Brain-1, which is expected to be completed within 18 to 24 months after this offering,

•

approximately $7,200,000 to fund the Phase III clinical trial of TVI-Brain-1 to the first interim analysis of data, which is expected to be completed within 24 to 36 months after commencement of the trial, and

•	the remainder for working capital and other general corporate purposes, including salaries and related costs for administrative personnel and professional fees.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) our net proceeds from this offering by approximately $1,860,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status and results from clinical trials and other studies, as well as any strategic collaboration that we may enter into with third parties for our treatment candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds of this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011:

•	on an actual basis;

•

on a pro forma basis after giving effect to the issuance of 2,281,846 shares of common stock upon the automatic conversion of all outstanding shares of preferred stock (including accumulated dividends) and the expiration of contingent warrants, assuming a closing date of this offering of February 10, 2012 and an initial offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus; and

•

on a pro forma as adjusted basis to give effect to the issuance and sale of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus, the sections entitled “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma (2)	Pro Forma As Adjusted (1)(2)(3)
	(unaudited) (in thousands, except per share data)

Cash and cash equivalents	$3,743	$3,743	$20,443

Capitalization:
Due to founder	45	45	45
Warrant liability	3,287	3,014	3,014
Long-term debt	196	196	196
Redeemable convertible preferred stock
Series A: 1,968,567 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	2,010	—	—
Series B-1 and B-2: 1,200,000 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	1,344	—	—
Series C: 3,663,136 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	11,370	—	—
Stockholders’ equity (deficit)
Common stock: 3,567,000 shares issued and outstanding, actual; 5,848,846 shares issued and outstanding, pro forma; 7,848,846 shares issued and outstanding, pro forma as adjusted(4)	33	56	76
Additional paid-in capital(4)	575	15,276	31,956
Deficit accumulated during the development stage(4)	(15,254)	(14,981)	(14,981)

Total stockholders’ equity (deficit)	(14,646)	351	17,051

Total capitalization	$3,606	$3,606	$20,306

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $1,860,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Assumes an initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(3)	Because the number of shares of common stock issuable upon automatic conversion of the Series A Preferred Stock and Series C Preferred Stock depends upon the date of the closing of the offering due to the undistributed preferred return on the preferred instruments, and the number of shares of common stock issuable upon automatic conversion of the Series B-1 and B-2 Preferred Stock depends upon the initial public offering price per share in this offering, the actual number of shares of common stock issuable upon such exercise will likely differ from the respective number of shares set forth above.
(4)	The common shares outstanding includes 254,917 shares of restricted common stock which are forfeitable and the resulting $962,780 of unrecognized compensation expense will not be reflected in the amounts of common stock, additional paid-in capital and deficit accumulated during the development stage until the vesting period, if vesting occurs. Total stockholders’ equity and total capitalization will not be affected by the recognition of this amount.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value (deficit) as of September 30, 2011 was $(15,250,000) or $(4.28) per common share. Our net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value (deficit) as of September 30, 2011 was $(253,000) or $(0.04) per common share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding, assuming all of our outstanding preferred stock has been converted into common stock as of September 30, 2011.

After giving effect to the issuance and sale by us of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been $16,447,000, or $2.10 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.14 to existing stockholders and immediate dilution of $7.90 in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$10.00
Pro forma net tangible book value (deficit) per share as of September 30, 2011	$(0.04)
Increase per share attributable to new investors	2.14

Pro forma as adjusted net tangible book value per share after this offering		2.10

Dilution per share to new investors		$7.90

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $1,860,000, our pro forma as adjusted net tangible book value per share by approximately $0.25 and dilution per share to new investors by approximately $0.75, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option, the pro forma as adjusted net tangible book value will increase to $2.36 per share, representing an immediate increase to existing stockholders of $2.40 per share and an immediate dilution of $7.64 per share to new investors. If any shares are issued upon exercise of outstanding warrants, you will experience further dilution.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2011, the difference between the number of shares of common stock purchased from us, the total effective cash consideration paid to us and the average price per share paid to us by our existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than the cash contributed by our existing stockholders.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	5,848,846	75%	$8,673,000	30%	$1.48
New investors	2,000,000	25	20,000,000	70	10.00

Total	7,848,846	100%	$28,673,000	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the total consideration paid by new investors by $2,000,000 and increase (decrease) the percentage of total consideration paid by new investors by approximately 2%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares outstanding for purposes of calculating our net tangible book value (deficit) per share and the number of shares purchased from us by existing stockholders is based on 3,567,000 shares of common stock outstanding as of September 30, 2011, plus 2,281,846 shares of common stock to be issued upon the automatic conversion of all outstanding shares of preferred stock (including accumulated dividends), assuming a closing date of this offering of February 10, 2012 and an initial offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and excludes:

•	444,531 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.50 per share, and

•	833,333 shares of common stock reserved for future issuance under our 2011 Omnibus Equity Incentive Plan.

To the extent that outstanding warrants are exercised, you will experience further dilution. If all our outstanding warrants had been exercised as of September 30, 2011, assuming the treasury stock method, our pro forma net tangible book value as of September 30, 2011 would have been approximately $2,761,000, or $0.45 per share of our common stock, and the pro forma as adjusted net tangible book value after giving effect to this offering would have been $19,461,000, or $2.40 per share, representing dilution in our pro forma net tangible book value per share to new investors of $7.60.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors,” our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements. Dollar amounts provided in this discussion and analysis of our financial condition and results of our operations have been rounded to the nearest $1,000.

Overview

We are a development-stage biotechnology company focused on the development of targeted cell-based immunotherapies for the treatment of cancer. Our proprietary treatment, TVAX Immunotherapy, uses a patient’s cells to create activated, genetically unique cancer-killing T cells that can destroy the patient’s cancer cells.

Our lead treatment candidate, TVI-Brain-1, is intended to be used following surgery and radiotherapy in the treatment of newly diagnosed grade 4 astrocytoma, the most prevalent form of brain cancer.

Since our inception on November 1, 2004, we have devoted our efforts to business planning, raising capital, treatment research and development, recruiting management and technical staff, and acquiring operating assets. Our founder, Gary Wood has been studying cancer immunotherapy for over 20 years. TVAX Immunotherapy was developed by Dr. Wood, and substantially all of the preclinical and early clinical testing was performed under his direction, primarily through university sponsored and funded studies. As a result, the costs and expenses of that research and testing are not reflected in our financial statements. Since inception, we have funded our operations primarily through the sale of equity securities and long-term borrowings. In addition, we have obtained funding of $432,000 from two government grants. We have not generated any revenue from treatment sales. We completed Phase I/II clinical trials for grade 3 and 4 gliomas in March 2011, we have one Phase II trial ongoing, and we plan to initiate enrollment for Phase III clinical trials in early 2012, following completion of this offering.

As of September 30, 2011, we had an accumulated deficit of $15,254,000. We incurred a net loss of $7,184,000 for the nine months ended September 30, 2011 and net losses of $716,000, $565,000, and $1,976,000 for the years ended December 31, 2008, 2009 and 2010, respectively. We expect our losses to increase over the next several years as we continue clinical testing of TVI-Brain-1, pursue regulatory approval of TVI-Brain-1, and add the necessary infrastructure to support our operations as a public company. In addition, if TVI-Brain-1 is approved for marketing, we expect to incur significant costs for the initiation of commercialization activities, including the payment of royalties on future sales of TVI-Brain-1. These royalties are payable to two educational institutions for 20 years following the first commercial sale of the therapeutic treatment.

Effective January 19, 2012, we completed a 1-for-3 reverse split of our common stock as approved by our stockholders. All references herein to common stock, junior common stock and per share data have been retrospectively adjusted to reflect the reverse stock split.

Financial Overview

Revenues

From our inception through September 30, 2011, we have not generated any revenue from treatment sales. During 2010, we received $244,000 in grant revenue from the federal Qualifying Therapeutic Discovery Project grant program. A grant received from the Kansas Biosciences Authority in 2008 in the amount of $188,000 has been recorded as long-term debt and will continue to be reflected as debt until all contingencies related to potential repayment of the grant have been satisfied.

In the future, we may generate revenue from a variety of sources, including treatment sales, if we develop treatments that are approved for sale, license fees, and milestone, research and development and royalty payments in connection with strategic collaborations or licenses of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of license fees, research and development reimbursements, milestone and other payments that we may receive under potential strategic collaborations, and the amount and timing of payments that we may receive upon the sale of any treatments, if approved, to the extent that any are successfully commercialized. We do not expect to generate revenue from treatment sales for several years. If we fail to complete the development of our treatment candidates in a timely manner or to obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development Expense

Research and development expense incurred from inception to date are primarily related to conducting our ongoing Phase II clinical trial of our TVI-Brain-1 treatment for the Grade 4 glioma (brain cancer) indication. Research and development expense consists of costs associated with research activities, our treatment development efforts, and conducting clinical trials. All research and development costs are expensed as incurred. These consist primarily of:

•	Technology and intellectual property contributed by our founder in March 2006 for use in developing our treatment candidates valued at $1,320,000 and expensed as research and development;

•	Employee-related costs, which include salaries, bonuses and benefits;

•

Facilities, depreciation of fixed assets used in research and development activities, and other related expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment;

•	Costs of acquiring and manufacturing clinical trial materials;

•	Expenses incurred under agreements with third party contract research organizations, investigational sites and consultants that conduct our clinical trials; and

•	Costs associated with non-clinical activities and regulatory approvals.

Treatment candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size, duration and complexity of later stage clinical trials. Assuming we complete the sale of securities in this offering, we plan to increase our research and development expenses for the foreseeable future as we seek to complete clinical testing of TVI-Brain-1, our most advanced treatment candidate.

The following table summarizes the components of our research and development expense for the periods indicated:

($ amounts in thousands)	Year Ended December 31			Nine Months Ended September 30		Period from November 1, 2004 (Inception) through September 30, 2011
	2008	2009	2010	2010	2011
Compensation	$142	$138	$266	$198	$541	$1,486
Equipment, supplies, and facilities	123	115	340	235	212	996
Outside clinical and other	88	13	474	330	232	2,194

Total research and development	$353	$266	$1,080	$763	$985	$4,676

We expect research and development expense to increase significantly in future periods due to the Phase II and Phase III clinical trials of TVI-Brain-1. At this time, we cannot accurately estimate or know the nature, specific timing or costs necessary to complete clinical trial activities. This is particularly the case because a significant proportion of the treatment development that the company is taking advantage of was performed in universities and the costs of that development were not incurred by us.

We do not expect TVI-Brain-1 to be commercially available before 2016, if at all. We expect that the anticipated net proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operations and capital expenditure requirements through early 2015. We will need to raise additional capital to complete the clinical trials of TVI-Brain-1. Depending on the availability of additional capital in the future, we may choose to accelerate or delay the timing of development of our other treatment candidates.

General and Administrative Expense

General and administrative expense consists principally of salaries and related costs for personnel in executive, finance, and business development. Other general and administrative expenses include facility costs not attributable to research and development, and professional fees for legal, consulting, auditing and tax services. We expect that our general and administrative expenses will increase over the next several years as we add the necessary infrastructure to support operating as a public company.

Interest Expense

Interest expense consists of interest incurred on our 8% Convertible Notes (the “Notes”) and other debt financing, and amortization of discount on the Notes. In the future, we expect our interest expense to change significantly. Depending on the availability of additional capital in the future, we may choose to obtain additional debt financing in order to fund our research and development which could result in increased interest expense.

Debt Conversion Expense

On July 15, 2011, the holders of the Notes agreed to exercise their conversion option and convert the Notes to Series C Preferred Stock which resulted in the recognition of $1,060,000 for the remaining unamortized discount and deferred financing costs on the conversion date. Concurrently, as an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to January 15, 2013, the Company issued a five-year contingent warrant to purchase up to 109,148 of Series C Preferred Stock of TVAX Biomedical I, LLC which resulted in the recognition of $64,000 of debt conversion expense on the conversion date.

Income Tax Expense

As a result of the July 15, 2011 reorganization, the Company became a taxable entity. On a pro forma basis, the change to a taxable entity had no impact on net loss for the 2010 period because the Company incurred a net loss and in accordance with ASC 740 would have established a valuation allowance for the net deferred tax assets. For the period ended September 30, 2011, income tax expense was $0 because the Company incurred net loss which generated a $578,000 net operating loss carryforward that will expire in 2026. A valuation allowance was established for the net deferred tax assets of a valuation allowance was established for the net deferred tax assets of $124,000 as of July 15, 2011, and increased by $225,000 to $349,000 for the period ended September 30, 2011.

Results of Operations

Comparison of the Nine Months Ended September 30, 2010 and 2011

	Nine Months Ended September 30		Increase (Decrease)	% Increase (Decrease)
($ amounts in thousands)	2010	2011
Research and development expense	$763	$985	$222	29%
General and administrative expense	382	1,215	833	218%
Interest expense	554	469	(85)	(15)%
Change in fair value of warrant liability	133	3,390	3,257	*
Debt conversion expense	-	1,124	1,124	*

*	Not meaningful

Research and development expense increased $222,000, or 29%, to $985,000 for the nine months ended September 30, 2011, as compared to $763,000 for the same period in 2010. This increase was primarily due to $229,000 of stock compensation expense, $115,000 of additional staffing and personnel related costs to support the Phase I/II clinical trial and $17,000 of increased depreciation, partially offset by $99,000 of decreased clinical trial site costs and $40,000 of decreased clinical treatment and related costs.

General and administrative expense increased $833,000, or 218%, to $1,215,000 for the nine months ended September 30, 2011, as compared to $382,000 for the same period in 2010. This increase was primarily due to $834,000 of professional fees for legal and accounting services principally related to our corporate reorganization activities, an increase of $137,000 of stock compensation and $20,000 of additional staffing and personnel related costs, partially offset by $149,000 related to executive bonuses paid in 2010 upon the successful completion of our Convertible Notes offering.

Interest expense decreased $85,000, or 15%, to $469,000 for the nine months ended September 30, 2011, as compared to $554,000 for the same period in 2010. This decrease resulted from an $85,000 decrease in accretion charges, interest charges and the related amortization of discount on the notes due to the July 15, 2011 conversion.

Debt conversion expense consists of the noncash charges resulting from the conversion of our Notes which was completed in anticipation of this offering. On July 15, 2011, the holders of the Notes exercised their conversion option and converted the Notes to Series C Preferred Stock which resulted in the recognition of $1,060,000 of expense for the unamortized discount and deferred financing costs on the conversion date. Concurrently, as an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to January 15, 2013, the Company issued a five-year contingent warrant to purchase up to 109,148 of Series C Preferred Stock of TVAX Biomedical I, LLC which resulted in the recognition of $64,000 of expense on the conversion date which represents the amount by which the fair value of all securities and other consideration transferred in the transaction exceeds the fair value of the consideration issuable in accordance with the Notes original conversion terms.

The Series A and Series C warrants are required to be adjusted to estimated fair value at each reporting period and the change in fair value is recognized in the statement of operations. The $3,390,000 increase in fair value for the nine months ended September 30, 2011 resulted from an overall increase in the valuation of the Company, as determined by management based on reliance in part on a report from an independent valuation firm.

Comparison of Years Ended December 31, 2009 and 2010

	Year Ended December 31		Increase (Decrease)	% Increase (Decrease)
($ amounts in thousands)	2009	2010
Grant revenue	$—	$244	$244	*
Research and development expense	266	1,080	814	307%
General and administrative expense	224	468	244	109%
Interest expense	3	769	766	*
Change in fair value of warrant liability	72	(97)	(169)	(234%)

*	Not meaningful

Grant revenue was $244,000 for the year ended December 31, 2010 due to a grant received from the federal government for a Qualifying Therapeutic Discovery Project.

Research and development expense increased $814,000, or 307%, to $1,080,000 for the year ended December 31, 2010, as compared to $266,000 for the same period in 2009. This increase was primarily due to the costs of the TVI-Brain-1 Phase I/II clinical trial, which began in May 2010, including $462,000 for increased outside clinical services, $225,000 for increased equipment maintenance, treatment supply costs and clinical consultants and $127,000 for compensation and payroll-related expenses resulting from increased staffing.

General and administrative expense increased $244,000, or 109%, to $468,000 for the year ended December 31, 2010, as compared to $224,000 for the same period in 2009. This increase was primarily due to $154,000 for bonuses paid in 2010 to certain executives for successful completion of the Convertible Notes offering, $42,000 for compensation and payroll-related expenses resulting from increased staffing, $39,000 for increased professional fees related to legal and accounting services associated with the audit of our financial statements and general corporate matters, and $9,000 for marketing and other activities.

Interest expense increased $766,000 to $769,000 for the year ended December 31, 2010, as compared to $3,000 for the same period in 2009. This increase was primarily due to expenses related to our 8% Convertible Notes, of which $1,700,000 and $300,000 were issued in January and July 2010, respectively, including $524,000 for accretion expense, $143,000 for interest charges, and $99,000 for increased amortization of deferred financing costs.

The Series A and Series C warrants are required to be adjusted to estimated fair value at each reporting period and the change in fair value is recognized in the statement of operations. The $97,000 decrease in fair value for the year ended December 31, 2010 resulted from a decline in the value of our warrants, as determined by management based on reliance in part on a report from an independent valuation firm, due to dilution resulting from the issuance of our Convertible Notes and Series C Preferred Stock, offset in part by an increase in the valuation of the Company.

Comparison of Years Ended December 31, 2008 and 2009

	Year Ended December 31		Increase (Decrease)	% Increase (Decrease)
($ amounts in thousands)	2008	2009
Research and development expense	$353	$266	$(87)	(25%)
General and administrative expense	196	224	28	14%
Interest income	1	—	(1)	(100%)
Interest expense	—	3	3	*
Change in fair value of warrant liability	168	72	(96)	(57%)

*	Not meaningful

Research and development expense decreased $87,000, or 25%, to $266,000 for the year ended December 31, 2009, as compared to $353,000 for the same period in 2008. This decrease was primarily due to fewer expenses incurred for our TVI-Brain-1 Phase I/II clinical trial activities, including $75,000 lower outside clinical services, $17,000 lower equipment maintenance, treatment supply costs and clinical consultants, and $3,000 lower compensation and payroll-related expenses. These were offset in part by an increase of $8,000 in depreciation expense.

General and administrative expense increased $28,000, or 14%, to $224,000 for the year ended December 31, 2009, as compared to $196,000 for the same period in 2008. This increase was primarily due to $22,000 increased professional fees for legal services, and $8,000 for increased compensation and payroll-related expenses, offset in part by decreases in various other miscellaneous expenses.

The change in fair value of our Series A warrants represents an increase in the fair value of our warrants, as determined by management based on reliance in part on a report from an independent valuation firm, which resulted from an overall increase in the valuation of the Company.

Liquidity and Capital Resources

Since our inception in 2004, we have funded our operations primarily with $8,339,000 in net proceeds from the sale of equity and debt securities and $432,000 in cash received from federal and state grants. As of September 30, 2011, we had $3,743,000 in cash and cash equivalents.

From inception through September 30, 2011, we received net proceeds of $975,000 from the sale of Series A Preferred Stock, $377,000 from the sale of Series B Preferred Stock, $4,987,000 from the sale of Series C Preferred Stock, $1,643,000 from the sale of Convertible Notes, and $357,000 from the issuance of other long-term debt. We have incurred $604,000 in capitalized public offering costs, of which, $234,000 have been paid. These are incremental costs and directly attributable to this offering. Upon completion of this offering, such costs will be applied to the offering proceeds; however, in the event the offering is not consummated, these costs will be expensed.

Our future cash requirements will significantly exceed historical levels. We will have significant requirements for cash in order to conduct our ongoing operations, including the completion of clinical testing for TVI-Brain-1. We expect that the anticipated net proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operations and capital expenditure requirements through early 2015. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status and results from clinical trials and other studies, as well as any strategic collaboration that we may enter into with third parties for our treatment candidates and any unforeseen cash needs.

On July 15, 2011, immediately prior to the reorganization described below, holders of the 8% Convertible Notes agreed to exercise their conversion option and convert the Notes to Series C Preferred Stock. As an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to January 15, 2013, the original maturity date, the Company issued a five-year contingent warrant to purchase up to 109,148 shares of Series C Preferred Stock at $1.50 per share. The warrant becomes exercisable only for such period of time (i) commencing on the earlier of either (A) the close of business on September 30, 2012 if we have not completed a public offering of common equity securities prior to that time, or (B) the date of a change of control of the Company or TVAX Biomedical, Inc. that occurs prior to September 30, 2012, and (ii) ending on the earlier of July 15, 2016 or the consummation of a public offering prior to September 30, 2012. On July 15, 2011, the Company recognized $1,060,000 of expense which represents the unamortized discount and deferred offering costs on the Notes at the date of conversion and $64,000 of expense which represents the amount by which the fair value of all securities and other consideration transferred in the transaction exceeds the fair value of the consideration issuable in accordance with the Notes’ original conversion terms.

On July 15, 2011, the Company completed a reorganization which resulted in TVAX Biomedical I, LLC becoming a wholly-owned subsidiary of TVAX Biomedical, Inc, a newly-formed holding company. In connection with the reorganization, TVAX Biomedical, Inc. issued 2,933,333 shares of common stock, 666,667 shares of junior common stock, including 268,334 shares issued with restrictions requiring forfeiture if an initial public offering is not completed prior to September 30, 2012, 1,968,567 shares of Series A Preferred Stock, 900,000 shares of Series B-1 Preferred Stock, 300,000 shares of Series B-2 Preferred Stock and 3,663,136 shares of Series C Preferred Stock. In exchange for the issued shares, a subsidiary of TVAX Biomedical, Inc. received membership interests in TVAX Biomedical I, LLC in an amount and class equal to the amount and class of shares issued.

On August 25, 2011, the stockholders of TVAX Biomedical, Inc. approved an amendment to its Certificate of Incorporation which provides that the Series C Preferred Stock will automatically convert into common stock upon the consummation of an underwritten public offering and all shares of Series C Preferred Stock issued after an underwritten public offering upon exercise of Series C warrants will automatically convert into common stock. In addition, an amendment was approved which modifies the definition of “Supermajority of the Series C Preferred Stock” to exclude Series C warrants from voting on matters requiring a supermajority of the Series C Preferred Stock after consummation of an underwritten public offering.

On September 30, 2011, we issued 633,333 shares of common stock in exchange for 666,667 outstanding shares of junior common stock held by certain employees and consultants. All shares remain subject to the same restrictions in place prior to the exchange, including the forfeiture provisions on the 268,334 shares of restricted junior common stock. As a result of the exchange, the Company recognized $366,000 of stock compensation expense which represents the incremental fair value of the nonrestricted common stock issued in exchange for the nonrestricted junior common stock. The incremental fair value of the restricted common stock issued in exchange for the restricted junior common stock was $246,000 and will be recognized as stock compensation expense over the vesting period, if vesting occurs.

We have never paid cash distributions on our preferred equity interests. Dividends on the Series A and Series C Preferred Stock are payable only when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the relevant per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of 10% and 12% per annum, respectively. Dividends on the Series A and Series C Preferred Stock are cumulative. Upon completion of this offering, the Series A and Series C Preferred Stock will automatically convert, together with all accrued unpaid dividends, into shares of common stock.

We have never paid cash distributions on our common equity interests. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Recent Awards of Stock-Based Compensation

On July 15, 2011, we issued 268,334 restricted shares of junior common stock to certain officers, key employees and consultants which vest if we complete an initial public offering prior to September 30, 2012, contain certain restrictions as to their rights upon liquidation, and are allocated profits and losses generally after all other classes of stockholders’ equity including the common stock. The fair value of these restricted stock awards on the date of grant, as determined by management based on reliance in part on a report from an independent valuation firm, was $2.67 per share, resulting in compensation expense of $716,450 which will be recognized as an expense over the required service period, if vesting occurs.

On September 30, 2011, we exchanged all outstanding shares of junior common stock, comprised of 398,333 fully vested shares granted in 2010 and 268,334 restricted shares granted in 2011 to certain employees and consultants, for 633,333 shares of common stock subject to the same vesting restrictions as the junior common stock. This exchange was accounted for as a modification of share-based compensation awards resulting in total incremental compensation expense of $612,000, of which $365,670 related to the fully vested awards was recognized immediately and $246,330 related to the restricted awards will be recognized over the vesting period, if vesting occurs.

We estimated the fair value of our equity securities as of July 15, 2011 and September 30, 2011 based in part on a report from an independent valuation firm using the Option Pricing Method (OPM) model, a market-approach valuation technique, which requires us to calculate our estimated enterprise value and then utilizes a Black-Scholes option pricing model to allocate that value to each of our outstanding classes of securities. The significant inputs used in the valuation model included expected term, risk-free interest rate, expected dividend yield, and expected volatility based on an analysis of a peer group of comparable companies.

The increase in the fair value of our common stock from July 15, 2011 to September 30, 2011 resulted primarily from an increasing probability of completing an initial public offering as the necessary steps are completed, and our continued ability to attract and retain key employees and consultants while keeping operating costs at relatively low levels. In addition, the September 30, 2011 exchange of the junior common stock for common stock described above resulted in an increase in the per share value of these grants due to the elimination of the $4.50 distribution preference that common stock had over the junior common stock. Furthermore, we believe that it is reasonable to expect that the completion of an initial public offering will add incremental value to the shares of our common stock because they will have increased liquidity and marketability. We believe that our fair value determinations are a reasonable estimate of the value that market participants would place on the common stock as of each required valuation date.

Cash Flows

The following table sets forth the major sources and uses of cash for the periods indicated:

	Year Ended December 31			Nine Months Ended September 30		Period from November 1, 2004 (Inception) Through September 30, 2011
($ amounts in thousands)	2008	2009	2010	2010	2011
Net cash provided by (used in):
Operating activities	$(387)	$(170)	$(1,299)	$(859)	$(965)	$(3,678)
Investing activities	(179)	(1)	(195)	(164)	(157)	(574)
Financing activities	564	108	3,160	2,803	3,188	7,995

Net increase (decrease) in cash and cash equivalents	$(2)	$(63)	$1,666	$1,780	$2,066	$3,743

Net cash used in operating activities during each of the periods presented resulted primarily from our net operating losses, offset, in part, by an increase in non-cash accretion on our Convertible Notes and an increase in other non-cash expenses. Net cash used in operating activities during the nine months ended September 30, 2011 increased $106,000 as compared to September 30, 2010 due to increased general and administrative costs primarily due to our corporate reorganization activities that were completed on July 15, 2011 partially offset by lower levels of research and development spending on our treatment development efforts (exclusive of noncash stock compensation charges) and cash receipts from collection of the $235,000 grant receivable. Net cash used in operating activities in 2010 increased $1,129,000 as compared to 2009 primarily due to increased development costs as we conducted our Phase II clinical trial activities. Net cash used in operating activities in 2009 decreased $217,000 as compared to 2008 mainly due to lower levels of research and development spending on our treatment development efforts.

Net cash used in investing activities during each of the periods presented consisted of purchases of equipment and leasehold improvements.

Net cash provided by financing activities in the nine months ended September 30, 2011 primarily consisted of $3,525,000 in net proceeds from the issuance of Series C Preferred Stock, offset by $234,000 in payments for deferred offering costs and $104,000 of payments on long-term debt. Net cash provided by financing activities in the nine months ended September 30, 2010 primarily consisted of $1,103,000 in net proceeds from the issuance of Series C Preferred Stock and $1,686,000 in net proceeds from the issuance of Convertible Notes. Net cash provided by financing activities in 2010 primarily consisted of $1,461,000 in net proceeds from the sale of Series C Preferred Stock, and $1,686,000 in net proceeds from the issuance of Convertible Notes. Net cash provided by financing activities in 2009 primarily consisted of $151,000 in proceeds from the issuance of notes payable, partially offset by $43,000 in cash payments for debt issuance costs. Net cash provided by financing activities in 2008 primarily consisted of $377,000 in net proceeds from the issuance of Series B Preferred Stock and $188,000 in proceeds from a grant received that is recorded as long-term debt instead of revenue because it is repayable if certain events occur prior to July 2018.

Critical Accounting Estimates and Judgments

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Clinical Trial Accruals

We record costs for clinical trial activities performed for us by third parties, including clinical research organizations that conduct and manage clinical trials on our behalf, based upon estimates of the percentage of contracted work completed at each reporting date. Our estimates are determined based on internal reviews, correspondence and discussions with research institutions, patient enrollment levels and an evaluation of progress or stage of completion of trials or services. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. While we believe these estimates to be accurate, the actual costs and timing of clinical trials are uncertain, subject to risk and may change depending upon a number of factors, including our clinical development plan. A 10% increase or decrease in the estimated portion of our accrual would result in a change in estimate of approximately $1,000. On a periodic basis, we adjust our estimated clinical trial costs to reflect actual expenses incurred to date. Historically, those adjustments have not been material because we have considerable visibility to the progress of the clinical trials on a patient by patient basis through our treatment manufacturing process and we receive quality and timely information from the clinical trial sites with which to make these estimates. In the future, if the quality or timeliness of the information available from clinical trial sites or other clinical trial service providers declines, such adjustments could be material.

Long-Term Debt

In 2010, we issued $2,000,391 in principal amount of our 8% Senior Secured Convertible Notes and warrants to purchase an aggregate of 1,333,394 Series C Preferred Stock at $1.50 per share. The accounting for the notes at the date of issuance required us to make certain estimates and assumptions, including the determination of the value for the warrants (discussed below) and the beneficial conversion feature which are both required to be bifurcated and accounted for separately. After allocating a portion of the note proceeds to the warrants, the effective conversion rate was less than the contractual conversion rate which is required to be bifurcated from the notes and classified as equity. The remaining proceeds were recorded as long-term debt and are being accreted up to the note principal amount over the contractual life of the notes. On July 15, 2011, the notes were converted to Series C Preferred Stock and the unamortized discount and deferred financing costs at the date of conversion were charged to expense.

Warrant Liability

We account for the warrants to purchase preferred stock in accordance with ASC Topic 480-10 — Distinguishing Liabilities from Equity which requires that a financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity shares regardless of the timing or likelihood of the redemption, shall be classified as a liability. In addition, these warrants also contain certain anti-dilution provisions pursuant to which the number of shares subject to the warrants may be increased and the exercise price may be decreased. These anti-dilution provisions are triggered upon certain sales of our securities with a price below the effective exercise price of the warrants. Upon the successful completion of an initial public offering, the warrants will become exercisable for shares of common stock, however due to the anti-dilution provisions the warrants will continue to be classified as a liability.

We have measured the fair value of the warrant liability using an option-pricing model with probability weighted scenarios which were determined using our professional judgment and consultations with an independent valuation firm, to estimate the fair value of our warrant liabilities at each required measurement date. This methodology takes into account, as of each required valuation date, factors including the exercise price, the estimate for volatility, risk-free interest rate, the value of the company’s preferred and common stock, and the expected life of the warrant. We believe that this valuation methodology results in a reasonable estimate of fair value, which has been consistently applied under U.S. generally accepted accounting principles.

We have determined that the use of other valuation techniques might be appropriate in certain circumstances because those techniques may provide a better estimate of the fair value of warrants containing anti-dilution provisions. As a result, and subsequent to the issuance of the financial statements for the nine months ended September 30, 2011, we engaged our independent valuation firm to complete a simulation analysis model which, in addition to the assumptions described above, takes into account the potential effects that future financings may have on the estimated fair value resulting from the anti-dilution provisions. The results of this analysis indicated that estimated fair value of our warrant liability determined under the simulation analysis model historically would have been less than $15,000 higher than the value determined under the option-pricing model at the required valuation dates. We believe that the immaterial differences resulting from the valuation of the warrants under the simulation analysis confirms that estimated fair values of the warrants as determined under the option-pricing model with probability weighted scenarios were materially accurate.

Although the estimated fair value of the warrants as determined by the option-pricing method with probability weighted scenarios is materially consistent with the results of the simulation analysis model, we concluded that on a going-forward basis, the simulation analysis model may result in a better estimate of fair value of the warrants containing anti-dilution provisions. Accordingly, in connection with the preparation of our financial statements for the year ended December 31, 2011, we intend to adopt the simulation model for the purposes of valuing the warrants which contain the anti-dilution provisions. This change in valuation technique will be accounted for prospectively as a change in accounting estimate pursuant to ASC Topic 250 — Accounting Changes and Error Corrections. If we had used this alternative valuation technique in preparing our financial statements for the nine months ended September 30, 2011, the estimated fair value of our warrant liability would have been $3,293,000, rather than $3,287,000, resulting in an increase of $6,000 in the change in fair value of warrant liabilities and net loss as reported on our statement of operations, and an increase of $6,000 in deficit accumulated during the development stage and total stockholders’ deficit on the balance sheet. In addition, our net loss per share would have increased by $0.01, resulting in a net loss per share of $(27.22) for the nine months ended September 30, 2011.

In connection with our reorganization on July 15, 2011, the Series A warrants were exchanged for Series B-1 and B-2 Preferred Stock. In accordance with ASC 480-10, this preferred stock will be classified as temporary equity on the balance sheet due to the potential repurchase obligation if the shares were converted, at the option of the holder, to Series A Redeemable Preferred Stock.

Upon completion of this offering, the Series B-1 and B-2 Preferred Stock will automatically convert to common stock at the preferred stock’s fair value on the closing date and the Series C warrants which have not expired will become exercisable for shares of our common stock.

Income Taxes

We account for income taxes in accordance with accounting guidance which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The guidance also requires that deferred tax assets be reduced by a valuation allowance if it is “more likely than not” that some portion or the entire deferred tax asset will not be realized. In our evaluation of the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. At September 30, 2011, the Company evaluated and assessed the expected near-term utilization of net operating loss carryforwards, book and taxable income trends, available tax strategies, and the overall deferred tax position and believes that it is more likely than not that the benefit related to the deferred tax assets will not be realized and has thus established the valuation allowance required as of September 30, 2011. If actual results differ from the assumptions made in our evaluation, we may record a change in the valuation allowance through income tax expense in the period such determination is made. We believe that the judgments and estimates are reasonable; however, actual results could differ.

Preferred Stock

We account for the Series A, Series B-1 and B-2, Series C Preferred Stock which potentially require the use of cash to repurchase the shares, in accordance with ASC Topic 480-10, Distinguishing Liabilities from Equity, resulting in the instruments being classified as temporary equity on the balance sheet. We measure the fair value of the Series C Preferred Stock using an option-pricing model determined by management based on reliance in part on a report from an independent valuation firm at the balance sheet date with changes in fair value recognized in deficit accumulated during the development stage each period if fair value exceeds the face amount of the preferred stock plus the undistributed preferred returns. The significant inputs used in estimating the fair value of the preferred stock include the conversion price, estimate for volatility, risk-free interest rate, and estimated life of the shares.

In connection with our reorganization on July 15, 2011, the preferred member interests in TVAX Biomedical I, LLC were exchanged for substantially equivalent shares of preferred stock in TVAX Biomedical, Inc. which will continue to be accounted for in a manner similar to the redeemable preferred member interests. Upon the completion of this offering, the preferred stock will automatically convert to common stock.

BUSINESS

We are a development stage biotechnology company, and our business and ability to execute our business strategy are subject to a number of risk factors that you should carefully consider in addition to the other information provided in this prospectus before purchasing any shares of our common stock. See “Risk Factors.” In the following discussion, we describe our current and forecasted business, including our treatment candidates, the scientific studies that form the basis for our treatment candidates and the preclinical and clinical trials of those candidates, comparisons of our treatment candidates with current cancer therapies, our commercialization strategy, our manufacturing and distribution strategy, the expected market for our leading treatment candidate, our competition and the regulatory requirements applicable to our business. In this discussion, we express our beliefs regarding the treatment candidates and the underlying science, which statements are in many cases forward looking. These forward looking statements are based upon our understanding and analysis of independent scientific research and our preclinical and clinical studies. No regulatory authority overseeing food and drug law in any jurisdiction has yet indicated its agreement with our views regarding our treatments, including the efficacy of TVAX Immunotherapy®.

Overview

We are a biotechnology company focused on the development of targeted cell-based immunotherapies for the treatment of cancer. We use two cell-based technologies: cancer cell vaccination and the activation and infusion of killer T cells to treat cancer. Our proprietary immunologic treatment, TVAX Immunotherapy, uses a patient’s cells to create activated, genetically unique cancer-killing T cells that can destroy the patient’s cancer cells, including cancer stem cells, which are widely believed to be responsible for cancer growth, spread and metastasis. Our clinical data show that our proprietary treatment, either alone or combined with surgical tumor removal, can improve patient outcomes by destroying cancer cells and, in some cases, eliminating any detectable evidence of cancer. Although these data suggest that TVAX Immunotherapy can improve median overall patient survival, we have not demonstrated that our immunotherapy is a cure for cancer. Upon completion of this offering, we plan to initiate patient enrollment in a pivotal 396 patient Phase III randomized, multicenter clinical trial of our lead treatment candidate, TVI-Brain-1, in patients with newly-diagnosed grade 4 astrocytoma, a type of glioma, the most prevalent form of brain cancer. We intend to seek regulatory approval for the use of TVI-Brain-1 following surgery and radiotherapy in newly diagnosed grade 4 astrocytoma patients.

We believe TVAX Immunotherapy may be effective against a wide range of cancers, including renal cell carcinoma, the most prevalent form of kidney cancer. Our TVAX Immunotherapy candidate, TVI-Kidney-1, is intended to be used following surgery alone in the treatment of stage 4 renal cell carcinoma.

TVAX Immunotherapy®

TVAX Immunotherapy is a proprietary method for treating cancer using large numbers of activated, genetically unique cancer-specific killer T cells. We vaccinate a patient with his or her irradiated cancer cells and an immunological adjuvant. This vaccination generates an immune response in the patient, which produces a large number of cancer-specific T cells. In the body of a vaccinated patient, these cancer-specific T cells can recognize, but generally cannot kill, cancer cells. We harvest these cancer-specific T cells from the vaccinated patient’s blood and convert them into activated killer T cells which are then infused back into the patient. The activated killer T cells trigger the body’s immune system to destroy cancer cells, including cancer stem cells.

Our treatment has a favorable safety profile compared to chemotherapy. Our proprietary treatment has been tested and well tolerated in approximately 200 patients. Treatment-related adverse events generally have consisted of inflammatory responses resulting in flu-like symptoms, including fever, chills, headache and nausea, that typically lasted only one to two days. Patients treated with TVAX Immunotherapy have not experienced any treatment-related common toxicity criteria, or CTC, grade 4 serious adverse events and only two of treated patients have experienced CTC grade 3 serious adverse events. Grade 3 adverse events are considered severe or medically significant but not immediately life-threatening and may typically involve hospitalization or prolongation of hospitalization. Grade 4 serious adverse events are regarded as life threatening and require urgent medical intervention. Two patients in our TVAX Immunotherapy studies developed hypoxia (oxygen deprivation), which is a CTC grade 3 serious adverse event. In each case the patient was hospitalized overnight, treated and released the next day.

Treatment candidate	Indication	Clinical Trial Status
TVI-Brain-1	Grade 4 astrocytoma (brain cancer)	Planned pivotal Phase III with initiation of enrollment expected following completion of the offering
	Grade 4 glioma (brain cancer)	Phase II ongoing
TVI-Kidney-1	Stage 4 renal cell carcinoma (kidney cancer)	Phase III ready

TVI-Brain-1

TVI-Brain-1 is intended to be used following surgery and radiotherapy in the treatment of newly diagnosed grade 4 astrocytoma, which is a type of glioma, the most prevalent form of brain cancer. In Phase I/II clinical trials, a single course of our immunologic therapy delivered following surgery alone improved patient outcomes by destroying cancer cells and, in some cases, eliminating any detectable evidence of cancer in patients with advanced grade 3 and 4 gliomas. Those trials included patients with recurrent gliomas that had failed standard of care treatments. Patients in those trials had increased median overall survival of more than six months compared to historical controls, including several patients who were alive at the time data were collected for publication. Although these data suggest that TVAX Immunotherapy can improve median overall patient survival, we have not demonstrated that our immunotherapy is a cure for cancer. While the data obtained by us and by third parties were compared to historical controls, the studies performed by us and by third parties should be considered to be uncontrolled. Subject to those limitations, however, the data were statistically significant (p<0.0001) compared to those historical controls. Those data, however, should not be viewed as being prospectively predictive. In our clinical studies, our immunologic therapy was well tolerated in approximately 75 brain cancer patients who were followed for safety and toxicity, none of whom experienced any treatment-related CTC grade 3 or 4 serious adverse events. Treatment-related adverse events generally consisted of inflammatory responses resulting in flu-like symptoms, including fever, chills, headache and nausea, that typically lasted only one to two days.

Our subsidiary, TVAX Biomedical I, LLC, filed an IND with the FDA for TVI-Brain-1 which became effective on February 2, 2007. Following the completion of this offering, we intend to commence a pivotal 396 patient Phase III randomized, multicenter clinical trial of TVI-Brain-1 in newly-diagnosed grade 4 astrocytoma patients. We intend to seek regulatory approval for treatment of newly diagnosed grade 4 astrocytoma patients with TVI-Brain-1, following surgery and radiotherapy. Patients in our Phase III trial will be randomly selected for treatment with surgery and radiotherapy followed by two courses of TVAX Immunotherapy. Median overall survival of this group will be compared to a control group that is treated with surgery, radiotherapy and traditional chemotherapy. Patients in our Phase III clinical trial will be treated earlier in the progression of their disease, when their cancers are relatively small and their immune systems are not compromised by chemotherapy. Those patients will continue to be exposed to the risks associated with surgery and radiotherapy, which will not be affected by subsequent treatment with TVI-Brain-1. However, those patients will not be subjected to the toxicities associated with chemotherapy. We expect this trial to be completed approximately four years after initiation of enrollment. We expect to have the first interim analysis of data approximately 24-30 months of commencement of enrollment.

The American Cancer Society estimates that approximately 17,000 primary brain tumors will be diagnosed in the United States in 2011. According to the National Cancer Institute, approximately 60% will be gliomas, of which approximately 75% will be astrocytomas, according to a February 2011 report of the Central Brain Tumor Registry of the United States. While overall survival time varies with grade, gliomas are aggressive cancers, and even when detected very early and/or at low-grade, cannot be cured. Based on an article by Dietmar Krex and colleagues published in the October 2007 issue of Brain, A Journal of Neurology, the median survival of glioblastoma patients is approximately 12 months, with between 3-5% of patients surviving for more than 3 years. Although surgery, radiotherapy and cytotoxic chemotherapy result in a modest increase in overall survival, the benefit is limited. Our treatment will be delivered following surgery and radiotherapy, which have significant toxic effects. Patients receiving TVAX Immunotherapy in our trial will be required to have surgery to remove their tumors and will continue to be exposed to the risks associated with surgery and radiotherapy, which will not be affected by treatment with TVI-Brain-1. However, those patients will not be subjected to the toxicities associated with chemotherapy.

TVI-Kidney-1

Our research has demonstrated that our immunologic therapy may be effective against renal cell carcinoma. In studies conducted by third parties, a single course of personalized immunotherapy combining irradiated cancer cell vaccination and activated killer T cell infusion destroyed cancer cells and, in some cases, eliminated any detectable evidence of cancer in patients with metastatic (stage 4) renal cell carcinomas. Patients in those trials, which were not randomized or compared to control groups, had increased median overall survival of more than six months compared to historical controls, including several patients who were alive at the time data were collected for publication. Although our testing to date suggests that TVAX Immunotherapy can improve median overall patient survival, we have not demonstrated that our immunotherapy is a cure for cancer. While the data obtained by us and by third parties were compared to historical controls, the studies performed by us and by third parties should be considered to be uncontrolled. Subject to those limitations, however, the data were statistically significant (p<0.0001) compared to those historical controls. Those data, however, should not be viewed as being prospectively predictive. Sixty-nine patients were treated with the combination of vaccination and activated T cell infusion with no treatment-related CTC grade 4 serious adverse events. One renal cell carcinoma patient experienced a treatment-related CTC grade 3 serious adverse event. One patient in our TVI-Kidney-1 study developed hypoxia (oxygen deprivation), which is a CTC grade 3 serious adverse event. The patient was hospitalized overnight, treated and released the next day. Treatment-related adverse events generally consisted of inflammatory responses resulting in flu-like symptoms, including fever, chills, headache and nausea, that typically lasted only one to two days. Based on those trials and our research, we developed TVI-Kidney-1 to be used following surgery in the treatment of renal cell carcinoma, the most prevalent form of kidney cancer. Our subsidiary, TVAX Biomedical I, LLC, filed an IND for TVI-Kidney-1 with the FDA which became effective on April 11, 2007.

The American Cancer Society estimates that approximately 60,920 new cases of kidney cancer will be diagnosed in the United States in 2011, of which approximately, 90% will be renal cell carcinomas. According to statistics reported in the Commission on Cancer’s National Cancer Data Base, approximately 16.2% of kidney and renal pelvis cancer diagnosed from 2000 through 2008 were stage 4 at diagnosis. Currently there are no safe, effective treatments for patients who have failed surgery or who are diagnosed with stage 4 renal cell carcinoma.

Other Cancer Treatments

Studies undertaken by us and third parties have demonstrated immune responses in patients who were vaccinated with their irradiated cancer cells and an immunological adjuvant. The table below lists the types of cancers eliciting an immune response and the studies reporting those results. We believe TVAX Immunotherapy may be effective against any cancers that generate such an immune response.

Type of Cancer	Published Study

Blood (leukemia)	Ho VT, et al., Proc Natl Acad Sci USA. 106:15825-30 (2009)

Brain	Sloan AE, et al., Neurosurgical Focus. 9:1-8 (2000)

Breast	Wiseman CL, Kharazi A. Breast J. 12:475-80 (2006)

Colon	Hoover HC Jr., et al., Proc Natl Acad Sci USA. 44:1671-6 (1984) Vermorken JB, et al. Lancet. 353:345-50 (1999)

Kidney

Berns AJ et al., Hum Gene Ther. 6:347-68 (1995)

Jocham D, et al., Lancet. 363:594-599 (2004)

Nelson DS, et al., Cancer Chemother Pharmacol. 46 Suppl:S67-72 (2000)

Schwaab T, et al., J Urol. 171:1036-42 (2004)

Simons JW, et al., Cancer Res. 57:1537-46 (1997)

Lung	Neumunaitis J, et al., J Natl Cancer Inst. 96:326-331 (2004) Salgia R, et al., J Clin Oncol. 21:624-30 (2003) Saxton ML, et al., Blood. 89:2529-2536 (1997)

Ovary	Berd D, et al., Semin Oncol. 25:646-53 (1998) Berd D. Expert Rev Vaccines. 3:521-7 (2004)

Pancreas	Plate JM, et al., Surg Oncol Clin N Am. 16:919-43 (2007)

Prostate	Simons JW, et al., Cancer Res.59:5160-8 (1999)

Skin (melanoma)	Dranoff G, et al., Proc Natl Acad Sci USA. 90:3539-43 (1993) Dranoff G, et al., Hum Gene Ther. 8:111-23 (1997) Soiffer R, et al., Proc Natl Acad Sci USA. 95:13141-6 (1998)

Cancer Market

The American Cancer Society estimates that approximately 1.6 million new cases of cancer will be diagnosed in 2011. The annual number of cancer deaths will be approximately 571,950 in 2011 according to American Cancer Society statistics.

Cancer is a systemic disease that is characterized by genetically abnormal cells that multiply and spread out of control, forming local masses called tumors. Under certain circumstances and with high frequency, multiplying cancer cells can metastasize or spread away from their site of origin, forming new tumors virtually anywhere in the body. As the cancers grow and spread, they may cause tissue and organ failure and, ultimately, death. Some cancers that remain localized or are detected early before they have metastasized may be permanently cured by surgery. Cancers that cannot be completely removed surgically must be treated with agents that are able to gain access to and stop or slow growth wherever in the body the cancer cells are growing. Those distant sites may not be easily detectable. To be highly effective, therefore, individual therapies or combinations of therapies have to eliminate and/or control cancer growth wherever in the body it is occurring.

There are many different types of cancer, which usually are grouped according to the organs or tissues in which they arise. While some types of cancers, most notably some leukemias and lymphomas, testicular cancers and breast cancers are effectively treated with radiotherapy and/or chemotherapy, the vast majority of cancers cannot be effectively treated by using radiotherapy and chemotherapy. Current therapies, such as surgery, radiotherapy, chemotherapy, hormone treatments, anti-angiogenesis treatments and growth factor inhibitor treatments, generally do not kill all cancer stem cells, which are widely believed to be responsible for cancer growth, spread and metastasis.

Many cancer treatments such as cytotoxic chemotherapies are very toxic to the human body and frequently cause a variety of side effects, which may include nausea and vomiting, chronic fatigue, bleeding, anemia and mucositis. Targeted chemotherapies may have less systemic toxicity, but still tend to have off-target effects such as gastrointestinal inflammation, severe skin reactions and breathing difficulties. Many patients may not be able to tolerate the required cancer therapy.

We believe that the market for a safer, less toxic, more effective systemic treatment for cancers of all types is considerable. Such a treatment would be applicable not only in situations where current therapies are inadequate but also in situations where current therapies are effective but are associated with significant morbidity and/or mortality.

The following table shows the number of new cancer cases and cancer-related deaths as projected for 2011 by the American Cancer Society.

Annual New Cancer Cases and Cancer Related Deaths

Type of Cancer	New Cases	Deaths
Brain/central nervous system	22,340	13,110
Breast	232,620	39,970
Colon	101,340	49,380
Kidney	60,920	13,120
Lung	221,130	156,940
Leukemia	12,950	9,050
Ovary	21,990	15,460
Pancreatic	44,030	37,660
Prostate	240,890	33,720
Skin	76,330	11,980

Projections for 2011 from the American Cancer Society database.

Brain Cancer Market Opportunity

The American Cancer Society estimates that approximately 17,000 malignant tumors of the brain will be diagnosed in the United States in 2011. According to the National Cancer Institute, approximately 60% will be gliomas, of which approximately 75% will be astrocytomas, according to a February 2011 report of the Central Brain Tumor Registry of the United States. While overall survival time varies with grade, gliomas are aggressive cancers, and even when detected very early and/or at low-grade, cannot be cured. Based on a published study, the median survival of glioblastoma patients is approximately 12 months, with between 3-5% of patients surviving for more than three years. Although surgery, radiotherapy and cytotoxic chemotherapy result in a modest increase in overall survival, the benefit is limited and almost invariably associated with high toxicity.

Gliomas are so named because they are derived from glial cells in the brain. The glioma subtypes are astrocytomas (most common), ependymomas, oligodendrogliomas and mixed gliomas. Pathologists grade gliomas from 1-4, based on World Health Organization (WHO) grading classifications. Grade 4 gliomas are the most malignant and carry the poorest prognosis. Average survival of aggressively-treated grade 4 patients is 12-14 months and the 5-year survival rate is approximately 5%. Grade 4 gliomas are the most common both because the majority of patients are diagnosed as having grade 4 cancers when the cancer is first detected and because lower grade gliomas generally progress to grade 4 status.

Kidney Cancer Market Opportunity

The American Cancer Society estimates that approximately 60,920 new cases of kidney cancer will be diagnosed in the United States in 2011, of which approximately 90% will be renal cell carcinomas. A high proportion of renal cell carcinomas become symptomatic or are detected as incidental findings in imaging studies performed for other reasons when they are still relatively small and have not yet spread beyond the kidney. A high proportion of those cancers can be surgically cured. If the cancer is not surgically curable, the patient’s prognosis is poor. According to statistics reported in the Commission on Cancer’s National Cancer Data Base, approximately 16.2% of kidney and renal pelvis cancer diagnosed from 2000 through 2008 were stage 4 at diagnosis. There are no highly effective treatments for patients with stage 4 renal cell carcinomas. We believe that TVI-Kidney-1 may be effective as a treatment for renal cell carcinoma patients whose cancers are either stage 4 at diagnosis or are at risk for metastasizing.

Current Cancer Therapies

Cancer is produced by abnormal cells that multiply out of control. Cancer cells spread locally and/or metastasize throughout the body producing tumors in distant organs and tissues. In the absence of medical intervention, the multiplying masses of malignant cells cause tissue and organ failure and, ultimately, death.

In order to be effective, cancer therapies must eliminate the cancer both at its site of origin and in the sites to which it has spread. Current cancer therapies include surgery, radiotherapy, an array of chemotherapies and immunotherapy.

Surgery

Currently, surgery is the most effective therapy, accounting for the vast majority of true cures. Surgery is the only current therapy that can be viewed as potentially applicable to virtually any type of solid cancer. However, surgery is not effective if the cancer has spread beyond a localized mass. Most cancer deaths occur because the cancer has already spread beyond what can be removed surgically. Surgery entails risks of bleeding, infection, heart and blood flow problems, allergic reactions and post-surgery fatigue.

Radiotherapy

Radiotherapy is generally used to control cancer that has spread locally beyond surgical margins but may also be used as a standalone treatment in place of surgery or chemotherapy for localized cancers. Radiotherapy may not be effective for cancers that have metastasized. In addition, radiotherapy may have toxic effects and is not well tolerated by all patients. The most common side effects associated with radiotherapy are hair loss, headaches, skin rash, nausea and vomiting, fatigue and loss of appetite.

Chemotherapy

Chemotherapy is generally used as a systemic treatment. Some chemotherapies have the capacity to control cancers that have spread beyond the reach of surgery and/or radiotherapy, regardless of where the cancers are located. However, many chemotherapies are very toxic to the human body and frequently cause a variety of side effects, which may include nausea and vomiting, chronic fatigue, bleeding, anemia and mucositis. Targeted chemotherapies may have less systemic toxicity, but still tend to have off-target effects such as gastrointestinal inflammation, skin reactions and breathing difficulties. Many patients may not be able to tolerate the required cancer therapy.

Immunotherapy

Most immunotherapies are designed to use the patient’s immune system to slow or eliminate growing cancer. Some immunotherapies however make use of externally-manufactured immunologic agents to treat cancers. The two key approaches to immunotherapy are active immunotherapy, which potentially stimulates the immune system to fight disease, and passive immunotherapy, which fights disease with immunological agents that are manufactured outside of the body. The most common side effects associated with immunotherapy are fever, chills, headache, nausea and other flu-like symptoms.

Active Immunotherapy

Active immunotherapies stimulate the immune system, the body’s natural defense for fighting disease. Active immunotherapies have no direct therapeutic action, but instead rely on activation of the patient’s immune system. The objective is to induce the immune system to produce agents that then find and kill the disease-causing agents. Active immunotherapy comes in two forms, specific and non-specific.

Specific active immunotherapy seeks to stimulate the adaptive immune system to produce an antigen-specific immune response and is often paired with an immunological adjuvant, a chemical or biologic agent that enhances the immune response, to help accomplish that goal. Antigens are substances that the immune system can recognize as foreign and that the immune system normally tries to eliminate from the body. Vaccination is a form of specific active immunotherapy. Vaccination is an interventional medical strategy that attempts to heighten the adaptive immune system’s awareness of specific foreign threats and prevent them from gaining a foothold in the body and causing disease. Cancer, however, already has a foothold before vaccination can be performed, which means that in order for the immune system to be used against cancer, the system has to be manipulated for therapeutic, not preventative, benefit. As a result, vaccination alone has minimal therapeutic effects on growing cancers. The main reason for this lack of efficacy against established cancers seems to be that vaccination does not generate a sufficiently high number of the killer T cells that are required for the body to eliminate the growing cancer. In April 2010, the FDA approved Provenge® for the treatment of prostate cancer. Provenge is the first specific active immunotherapy approved by the FDA for the treatment of any type of cancer.

Non-specific active immunotherapies stimulate the innate immune system to fight disease. Examples of non-specific immune stimuli that have been FDA approved for the treatment of disease are Bacillus Calmette-Guerin (BCG) for bladder cancer, Roferon-A® (interferon alpha-2a) for melanoma and hepatitis and Proleukin® (“interleukin-2” or “IL-2”) for renal cell carcinoma and melanoma.

Passive Immunotherapy

Passive immunotherapies do not rely on active stimulation of the immune system to fight disease but rather use immunological agents that are manufactured outside of the body to treat disease. Most passive immunotherapies currently in use are monoclonal antibodies that target a single disease-specific enzyme or protein located in or on disease-causing cells. However, a wide array of passive cellular immunotherapies have also been developed and tested. Those include tumor infiltrating lymphocyte (TIL) therapy, which is a passive immunotherapy using antigen specific killer T cells and cytokine induced killer (CIK) therapy, which is a passive immunotherapy using non-specific immune killer cells. Usually, the objective of both antibody-based and cell-based passive immunotherapies is to directly prevent diseased cells from dividing or to cause their death. While not as toxic as chemotherapies, passive immunotherapies may be toxic to the human body and frequently cause a variety of side effects.

The FDA approval of Rituximab® for the treatment of B-cell non-Hodgkin lymphoma occurred in 1997. Subsequently, in 1998, the FDA approved Herceptin® for the treatment of metastatic breast cancer. Since then, a wide range of therapeutic monoclonal antibodies have been approved for a variety of oncology indications. Passive immunotherapies have also been approved for the treatment of infectious diseases.

Limitations of Current Cancer Therapies

We believe current cancer treatment options suffer from a number of limitations that impair their ability to improve patient outcomes, including:

Toxicity

Chemotherapies are very toxic to the human body and frequently cause a variety of side effects, which may include nausea and vomiting, chronic fatigue, bleeding, anemia and mucositis. Targeted chemotherapies may have less severe toxicities, but still tend to have off-target effects such as gastrointestinal inflammation, severe skin reactions and breathing difficulties. Radiotherapy also may have toxic effects, which include hair loss, headaches, skin rash, nausea and vomiting, fatigue and loss of appetite. Surgery also has risks, including bleeding, infection, heart and blood flow problems, allergic reactions and post-surgery fatigue. Many patients may not be able to tolerate the required cancer therapy.

Mechanism of action

While many current therapeutic approaches may be effective against a certain target in a cancer cell or a certain type of cancer, the overall impact of these therapies is limited because of the complexity of individual cancer cells. The diversity of cancer cells in a growing cancer frequently enables cancers to escape the overall effect of the agent. The underlying reasons why most cancers ultimately escape the effects of conventional therapies remain poorly understood but are believed to result from the fact that the agent only kills a portion of the cancer-forming cells, or the cancer is able to adapt to the treatment and become resistant over time.

Cancer genetics

The genetic composition of cancers can differ from patient to patient even between patients with the same type of cancer, which is part of the explanation for the variable susceptibility of cancers to most anti-cancer agents. At the same time, that genetic diversity results in cancers expressing multiple cancer antigens and expressing different antigens for different patients.

Short-term approach

Incremental survival benefit is the primary objective of many currently marketed and developmental-stage cancer therapies. In general, many drugs show only modest impact on overall survival or only affect progression-free survival, having little or no effect on overall survival. Other than surgical removal of locally circumscribed cancers, curative intent is often not a focus or even a realistic potential outcome of most current cancer therapies.

Immune system suppression

Cancer is difficult to treat in part because most anti-cancer agents have to be used at dose levels that, while killing significant numbers of cancer cells, also kill or inhibit the growth of significant numbers of normal cells. In addition to the overall toxicities associated with these effects, these agents generally have a particularly strong negative effect on cells of the innate and adaptive immune systems, thereby suppressing immune function. A weakened immune system not only further inhibits the body’s natural ability to fight cancer, but also causes patients to become more susceptible to infections and other diseases, including other cancers.

Our Solution: TVAX Immunotherapy®

TVAX Immunotherapy is a proprietary method for treating cancer using large numbers of activated, genetically unique cancer-specific killer T cells. We vaccinate a patient with his or her irradiated cancer cells and an immunological adjuvant. This vaccination generates an immune response in the patient, which produces a large number of cancer-specific T cells. In the body of a vaccinated patient, these cancer-specific T cells can recognize, but generally cannot kill, cancer cells. We harvest these cancer-specific T cells from the vaccinated patient’s blood and convert them into activated killer T cells which are then infused back into the patient. The activated killer T cells trigger the body’s immune system to destroy cancer cells, including cancer stem cells. Each of these steps is described in more detail below:

Manufacture of the Cancer Cell Vaccine

To manufacture our vaccine, we must obtain an adequate number of cancer cells from the patient. We have developed a proprietary process that allows us to obtain an adequate number of cancer cells from cancer tissue that has been surgically removed. Surgery is the standard of care treatment for gliomas and renal cell carcinomas, and we believe we can treat most brain cancer and kidney cancer patients.

The cancer cells that are obtained from the patient are irradiated to prevent them from forming tumors at the vaccination site and then are combined with the immunological adjuvant, granulocyte macrophage colony stimulating factor (GM-CSF), to form the vaccine. GM-CSF is a readily-available FDA-approved drug that strengthens immune responses by improving presentation of cancer cell associated antigens to the patient’s immune system. The patient is vaccinated with the irradiated cancer cell/GM-CSF vaccine using standard intradermal vaccination techniques. The process of creating the vaccine takes less than one week from the time the cells are harvested from the patient. The patient typically receives two vaccinations separated by a two week interval in the first course of treatment. A one week interval is used in the second course of treatment.

Cancer cell vaccination stimulates an immune response against the growing cancer, but we believe that vaccination alone fails to generate sufficient cancer-antigen-specific killer T cells in the body to produce significant therapeutic benefit. We believe that an additional step is necessary to create a therapeutically-effective treatment.

Manufacture and Delivery of Fully-Activated Cancer Antigen-Specific Killer T Cells

We obtain T cells from vaccinated patients using apheresis, a standard medical procedure that separates a portion of the mononuclear white blood cells, including immune cells, from the vaccinated patient’s blood. Apheresis is performed approximately one week following the second vaccination. We grow the immune T cells in the laboratory in the presence of T cell activating agents, which convert those immune cells into a large number of fully-activated cancer antigen-specific killer T cells. Once we have generated a sufficient quantity of fully-activated cancer antigen-specific killer T cells, those T cells are infused into the patient’s blood stream using standard intravenous infusion techniques. The activated T cell product is infused back into the patients approximately one week following apheresis. Patients other than those with glioma are also given low dose injections of Interleukin 2 over an approximately two week period to stimulate continued multiplication of the infused T cells after they are in the body. IL-2 is not used in TVI-Brain-1 to reduce the risk of brain swelling. The full treatment is delivered over a period of approximately ten weeks.

Current TVAX Immunotherapy® Treatment

TVI-Brain-1 and TVI-Kidney-1 consist of two courses of TVAX Immunotherapy, each course of which consists of two vaccinations with the patient’s irradiated cancer cells and GM-CSF and an infusion of cancer-antigen-specific killer T cells. Patients receiving TVI-Kidney-1 also receive low dose injections of IL-2 following each infusion of T cells.

We believe that TVAX Immunotherapy works by exploiting the adaptive immune system, which is capable of recognizing cancer cells as foreign because of the multiple genetic changes that occur during malignant transformation and subsequent cancer growth. Studies published in the December 1994 issue of the Annual Review of Immunology and the February 2009 issue of The Lancet have demonstrated that the adaptive immune system is capable of specifically recognizing and killing cancer cells in the same way that it recognizes and kills virus-infected cells. As a result, we believe that the immune system has the ability to eliminate cancer cells from the body in the same way that it eliminates viruses from the body by killing virus-infected cells and leaving normal cells relatively unaffected.

The immunological approach to cancer treatment that is embodied in TVAX Immunotherapy has been extensively tested in both animal and human studies. Published clinical studies demonstrated that cancer antigen specific effector T cells are effective against gliomas, kidney cancers (renal cell carcinomas) and melanomas in humans. Additional published studies in animal models demonstrated that cancer antigen specific effector T cells were effective against gliomas, leukemias, lymphomas, melanomas, breast, colon, kidney and lung cancers growing in brain, blood, bone marrow, liver, lung, skin and other sites to which cancers normally spread. Furthermore, those published studies demonstrated that cancer-antigen-specific killer T cells can destroy growing cancers and, in certain cases, eliminate any detectable evidence of cancer.

Benefits of the TVAX Immunotherapy® Approach

Vaccination is a safe and effective strategy used to prevent many infectious diseases. Scientists and medical practitioners have theorized that the power of the immune system to fight off active infectious disease could be exploited for therapeutic purposes in situations where the body’s natural ability to fight disease fails. TVAX Immunotherapy is a medical application of those theories and we believe it offers several advantages compared to other interventional medical strategies. Those advantages include the following:

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Potential wide applicability. We believe TVAX Immunotherapy may be effective against any cancer that generates an immune response. Studies undertaken by us and third parties have demonstrated immune responses in patients who were vaccinated with their irradiated cancer cells and an immunological adjuvant. The table on page 56 above lists the types of cancers eliciting an immune response and the studies reporting those results. These cancers included blood (leukemia), brain, breast, colon, kidney, lung, ovary, pancreas, prostate and skin (melanoma). In addition, we believe that we could use TVAX Immunotherapy to treat infectious diseases by substituting the infectious agent or a currently available infectious disease vaccine for the cancer cells that are included in the vaccine that is used to generate the immune cells that are needed to create activated disease-killing T cells.

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Powerful adaptive immune response. TVAX Immunotherapy fights cancer by exploiting the human immune system’s ability to generate antigen-specific T lymphocytes, the immune cells that selectively recognize, respond against and then destroy agents that are genetically foreign.

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Minimal side effects. The side effects experienced by patients generally have consisted of inflammatory responses resulting in flu-like symptoms that typically last only one to two days. Those side effects include fever, chills, headache and nausea. Using methods that the FDA and other regulatory agencies employ to assess treatment toxicities, there have been no CTC grade 4 or 5 adverse events attributed to cancer patients being treated with TVAX Immunotherapy and less than 1% of patients thus treated experienced treatment-related CTC grade 3 toxicities. Two patients in our TVAX Immunotherapy studies developed hypoxia (oxygen deprivation), which is a CTC grade 3 serious adverse event. In each case, the patient was hospitalized overnight, treated and released the next day. Each of those who experienced grade 1-3 toxicities recovered fully and had no long term side effects associated with the treatment.

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Outpatient therapy. TVAX Immunotherapy employs medical techniques that are standard procedures in cell harvesting, vaccination, blood processing and infusion/transfusion. Patients undergo vaccinations, cell harvesting procedures (intravenous blood collection), and infusion of activated T cells in an outpatient setting. Patients in our planned Phase II and III clinical trials will complete two full cycles of the treatment within a period of approximately ten weeks.

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Applicability to cancers growing anywhere in the body. The activated killer T cells created with TVAX Immunotherapy have the ability to travel through the blood to sites of disease activity wherever cancer cells are in the body and kill those cancer cells. We believe that there is no cancer so remote or so small that killer T cells cannot reach it because, in order to survive, spread and grow, cancers need a blood supply and that blood supply provides access for T cells to the growing cancer. Treatments based on TVAX Immunotherapy may be particularly useful for the treatment of minimal residual disease because the technology has already been demonstrated to be able to completely and permanently eliminate small remote cancers in rodents.

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Cost-effective manufacturing process. We have developed a manufacturing process that enables us to produce the patient’s vaccine and the patient’s genetically unique cancer-killing T cells on a cost-effective basis using commercially available technology that could be replicated in cancer treatment centers world-wide. Using our standardized process, we believe that cancer treatment centers could manufacture and deliver TVAX Immunotherapy on a widespread basis in a cost-effective manner.

Our Current Treatment Development Strategy

Our business strategy is to develop applications for TVAX Immunotherapy. The critical components of our business strategy are:

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Complete clinical testing of TVI-Brain-1 and obtain regulatory approval. Following the completion of this offering, we intend to commence a pivotal 396 patient, randomized multicenter, Phase III clinical trial of TVI-Brain-1 in newly-diagnosed grade 4 astrocytoma patients. We expect this trial to be completed approximately four years after initiation of enrollment. We expect to have the first interim analysis of data approximately 24-30 months after commencement of the Phase III trial. In May 2011, we initiated a Phase II clinical trial to test TVI-Brain-1 as a treatment for grade 4 gliomas that have recurred following standard of care treatment and that have not received any additional chemotherapy or biological therapy for their recurrent cancers. We commenced the Phase II study because we lacked the resources to undertake the pivotal Phase III study. We expect enrollment in the Phase II trial to be completed in approximately one year and we expect the Phase II trial to be completed in approximately 18 to 24 months. A portion of the net proceeds of this offering will be used to complete the Phase II trial. Completing the Phase II trial would provide additional confirmatory data that could be used to obtain regulatory approval for TVI-Brain-1 as a treatment for grade 4 astrocytomas. The initiation of the Phase III trial is not conditioned upon the completion of the Phase II trial and we expect that both trials will proceed concurrently following completion of this offering.

We selected brain cancer as the initial target for regulatory marketing approval because (1) we have more preclinical and human clinical safety and efficacy data with brain cancer patients than any other type of cancer patients, (2) surgery is the universally accepted front-line treatment for all stages and all forms of primary brain cancer, (3) due to the rapid progression of the disease, clinical trial outcomes can be measured relatively rapidly, (4) safe and effective treatment of many types of brain cancer, especially gliomas, is a serious unmet medical need, (5) there is a limited number of competing therapies being used to treat the disease and under development, and (6) the absence of safe, effective treatments should allow relatively rapid market penetration, if necessary regulatory approvals are obtained.

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Evaluate potential commercialization and partnership options. We may choose to develop an internal sales and marketing infrastructure to commercialize TVI-Brain-1 in the United States or establish commercial partnerships in the United States or other regions of the world to market TVI-Brain-1.

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Investigate and develop our other TVAX Immunotherapy candidates. We intend to perform additional clinical studies of other treatment candidates in our pipeline. Our pipeline treatment candidate furthest along in clinical development is TVI-Kidney-1, which is designed to be used as a surgical adjuvant treatment for newly-diagnosed stage 4 renal cell carcinoma patients. While we have regulatory authorization to commence a Phase III trial of TVI-Kidney-1, we do not intend to use the proceeds of this offering to begin that Phase III study of TVI-Kidney-1 and may not begin that Phase III study until after we receive regulatory approval for TVI-Brain-1. We will require significant additional funding in order to conduct the Phase III study of TVI-Kidney-1. In addition, we intend to perform Phase II and III clinical trials aimed at obtaining data that could be used to obtain regulatory approvals for TVAX Immunotherapy in additional oncology indications such as blood (leukemia), breast, colon, lung, ovarian, pancreatic, prostate and skin (melanoma) cancers. We do not intend to use the proceeds of this offering to begin those studies and may not begin those studies until after we receive regulatory approval for TVI-Brain-1.

Clinical Development of TVAX Immunotherapy®

Overview

During the 1950s, scientists demonstrated that cancers were immunogenic. Scientific investigations subsequently demonstrated that T lymphocytes are responsible for cancer immunity and that fully-activated cancer antigen-specific killer T cells could selectively kill cancer cells without harming normal cells. During the 1980s and 1990s, scientists, including our founder, Gary Wood, demonstrated that cancer-antigen-specific killer T cells can destroy growing cancers and eliminate any detectable evidence of cancer in cancer-bearing animals with no apparent toxic effect on the treated animals. These studies involved a wide range of cancers, including gliomas, leukemias, lymphomas, melanomas, breast, colon, kidney and lung cancers growing in brain, blood, bone marrow, liver, lung, skin and other sites to which cancers normally spread in humans.

Human studies of this immunotherapeutic approach to cancer began during the 1980s. Building on the results of earlier animal studies, these studies demonstrated that human cancers interact with the human immune system in the same way that animal cancers interact with animal immune systems. The human cancers that have been tested have all been shown to be immunogenic. Finally, a number of human studies have shown that human cancers can be safely and effectively treated with cancer-antigen-specific killer T cells.

Gary Wood has been studying cancer immunotherapy for over 20 years. TVAX Immunotherapy was developed by Dr. Wood, and substantially all of the preclinical and early clinical testing of TVAX Immunotherapy was performed under his direction, primarily through university sponsored and funded studies.

In May 1992, Dr. Wood obtained an IND from the FDA for Phase I/II studies of an earlier version of our immunologic therapy for cancer. Pursuant to the IND, from 1992 through 2000, Dr. Wood evaluated the safety of our immunologic therapy in approximately 180 patients with a wide array of advanced cancers, including 60 patients with grade 3 and 4 gliomas. This study was performed at, and funded by, Wayne State University and the University of Kansas. The purpose of this study was to obtain preliminary evidence of the safety and efficacy of our immunologic treatment to support the initiation of definitive Phase III studies to support regulatory approval. This study demonstrated that our immunologic therapy was well tolerated at specific dosages.

Three separate studies published between 1996 and 2000 reported on the 43 patients followed for efficacy with grade 3 and 4 gliomas from our 180-patient study. The 43 patients included in these studies had advanced untreatable grade 3 and 4 gliomas that had recurred following receipt of surgery, radiotherapy and chemotherapy, which is the current standard of care front-line treatment for grade 3 and 4 gliomas. Two efficacy measures were assessed in those patients: (1) objective response rate, and (2) overall survival. In addition, cancer immunogenicity was measured as a surrogate marker for the feasibility of an immunologic treatment.

Our immunologic treatment approach produced objective partial and complete responses in some patients, which resulted in increased median patient survival. In a 2000 study of a one course form of our current formulation of TVAX Immunotherapy, objective clinical responses (cancer regression) were observed in eight of 19 treated grade 3 and 4 glioma patients. Of the other patients, nine had stable disease, which was defined as progression-free survival of at least three months, and two had progressive disease. Objective responses were seen among both the grade 3 and grade 4 glioma patients. We believe that, in addition to its value as a near-term surrogate indicator of efficacy, objective response rate is important because, in general, cancer treatments are unlikely to produce long-term survivors unless they produce durable cancer shrinkage. Although, for that reason, the response data are important, we believe that our overall survival data, discussed below, are the most important efficacy data that we have collected thus far.

The overall survival data that were generated using our immunologic treatment approach on patients with recurrent grade 3 and 4 gliomas demonstrated that median overall survival was increased compared to published historical control data for grade 4 glioma patients whose cancers recurred following standard of care treatment. A total of 43 recurrent grade 3 and 4 glioma patients were treated in these studies. The median overall survival for those patients was 13 months, several of whom were alive at the time data were collected for publication. The Kaplan Meier plot below compares the overall survival of patients treated with our immunologic treatment with a historical population of 143 grade 4 glioma patients who received surgery alone for their recurrent glioma. Median overall survival in the historical control group was eight months. The historical control data were derived from a study performed by John K. Park, et al which was published in the August 20, 2010 issue of the Journal of Clinical Oncology. The historical control group involved patients with grade 4 astrocytomas treated at the NIH Clinical Center and Brigham and Women’s Hospital whose cancers had recurred following standard of care treatment. We selected this group of patients for the comparison with patients treated with our immunological treatment because the patients in the historical group had been treated with surgery alone, while our patients had been treated with surgery and our immunologic treatment approach. We are not aware of any other published studies that featured patients with grade 3 or 4 astrocytomas whose cancers had recurred following standard of care treatment who had been treated with surgery alone. Although the data obtained by us and by third parties were compared to historical controls, the studies performed by us and by third parties should be considered to be uncontrolled. Subject to those limitations, the data were statistically significant (p<0.0001) compared to those historical controls. Those data, however, should not be viewed as being prospectively predictive.

Survival of Glioma Patients Following Surgery for Recurrence:

Immunologic Treatment vs. Historical Control

Clinical Development – TVI-Brain-1

In March 2011, we completed a safety study of TVI-Brain-1 that had two major objectives. The first, which had been required by the FDA as a prerequisite for initiating our Phase III clinical trial of TVI-Brain-1, was to provide evidence of the safety of using two courses of TVAX Immunotherapy in TVI-Brain-1. The second was to demonstrate that we could manufacture and deliver TVAX Immunotherapy in a form that was comparable to what had been used to treat patients in the university-sponsored clinical studies. These safety studies involved 13 patients, 12 of whom had recurrent gliomas that had failed standard of care treatments and one of whom had cervical cancer with brain metastases that had failed all available treatments for that disease. The study demonstrated that the side effects of TVI-Brain-1 were similar to those that were observed in previous studies involving a single course of treatment.

In May 2011, we initiated a Phase II clinical trial to test the current two course protocol of TVI-Brain-1 as a treatment for grade 4 glioma patients whose cancers have progressed following standard of care treatment and that have not received any additional chemotherapy or biological therapy for their recurrent cancers. The Phase II study is a multi-site, single-arm trial that is designed to reproduce and potentially improve upon outcomes that were obtained earlier using one course versions of TVAX Immunotherapy using manufacturing processes that can be commercialized. The primary endpoint for the trial is progression-free survival (“PFS”). The secondary endpoints are overall survival, safety and immunological response. The Phase II study is for up to 86 subjects and is designed to enable us to demonstrate statistically-significant PFS compared to a historical control group. To date, only three patients have been entered into this trial. We expect that the trial will be completed in approximately 18 to 24 months.

Following the completion of this offering, we plan to initiate enrollment in a pivotal, 396 patient Phase III clinical trial to test the current two-course protocol of TVI-Brain-1 as a treatment for newly-diagnosed grade 4 astrocytomas. This Phase III trial will be an open-label, randomized, multi-center study that compares median overall survival of newly diagnosed grade 4 astrocytoma patients receiving TVI-Brain-1 following surgery and radiotherapy with those treated with surgery, radiotherapy and chemotherapy. The primary endpoint of the clinical trial will be overall survival, with secondary endpoints being PFS and time to tumor progression. The trial will also monitor response rate, safety/toxicity and immunological response. This clinical trial is a two-arm study wherein patients will be randomly entered at a 1:1 ratio into a control arm consisting of maximal surgical resection, conformal radiotherapy and cytotoxic chemotherapy with temozolomide and a test arm consisting of maximal surgical resection, conformal radiotherapy and TVI-Brain-1. There will be three interim analyses. The first analysis will be performed when approximately 25% of the estimated required number of deaths has been observed (approximately 18-24 months following enrollment of the first patient). We plan to enroll up to 396 patients into the two arms and believe that this number of patients will enable us to demonstrate statistically significant improvement in median overall survival at the end of the trial. Additional patients will be added, if necessary to assure statistical significance of the outcomes.

This trial is a head-to-head study to compare relative safety of two systemic adjuvant treatments, chemotherapy with temozolomide and immunotherapy with TVI-Brain-1. The study is specifically designed to test the safety and efficacy of TVI-Brain-1 in a population of patients who have minimal residual disease at the time of treatment by virtue of having had maximal surgical reduction of the cancer followed by focused high dose radiotherapy and whose immune systems have not been compromised by the presence of advanced cancers and having received cytotoxic chemotherapy. This Phase III clinical trial is designed specifically to provide the clinical evidence of safety and efficacy needed for FDA approval for TVI-Brain-1 as a front-line treatment for grade 4 astrocytomas. We expect that the trial will be completed approximately four years after enrollment has been initiated. The initiation of the Phase III trial is not conditioned upon the completion of the Phase II trial and we expect both trials will proceed concurrently.

Clinical Development – TVI-Kidney-1

Three clinical trials published by a third party between 1993 and 2003 demonstrated that the treatment of metastatic renal cell carcinoma with an immunologic therapy that combined vaccination with irradiated cancer cells and an immunological adjuvant with infusion of activated killer T cells could improve patient outcomes. In those studies, 54 metastatic renal cell carcinoma patients were treated with a treatment regimen similar to TVAX Immunotherapy but using a less effective vaccination strategy. These data obtained by third parties along with similar unpublished data that we have obtained using our immunologic treatment for renal cell carcinoma provided the basis for TVI-Kidney-1. The data obtained in a Phase II study performed by third parties using a treatment that is scientifically similar to TVAX Immunotherapy were compared to unmatched historical controls. Because the data were compared to unmatched controls, the study should be considered to be uncontrolled. Subject to those limitations, however, differences between the data sets were statistically significant (p<0.0001). Because those data were not obtained in a randomized multicenter clinical trial, however, those data should not be viewed as being prospectively predictive.

We chose the treatment of renal cell carcinoma with our TVI-Kidney-1 treatment candidate because (1) surgery is the universally accepted front-line treatment for stage 1-3 renal cell carcinomas and an accepted treatment in combination with adjuvant therapy for stage 4 renal cell carcinomas, (2) a significant proportion of stage 1-3 patients progress to stage 4 after surgery, (3) the absence of safe, effective treatments for stage 4 renal cell carcinoma should allow relatively rapid market penetration, if necessary regulatory approvals are obtained, (4) because late-stage renal cell carcinomas are so deadly, we believe that any treatment that achieves increased overall survival and reduced toxicity would have a relatively low barrier to regulatory approval, and (5) as a result of the treatment deficiencies noted above, we believe that our immunotherapeutic treatment, if successful, could meet a currently unmet medical need.

Although we treated a number of renal cell carcinoma patients in our early 180-patient study, we have not performed any published studies of the safety or efficacy of TVI-Kidney-1 as a treatment for renal cell carcinoma patients.

Clinical Development – Other Cancer Treatments

Our immunologic treatment has produced immune responses in over 70% of patients treated in our 180-patient study with breast, colon, lung, ovarian or skin (melanoma) cancer. We believe that these unpublished observations are similar to published clinical observations by third party scientists set out on page 56 demonstrating that colon, blood (leukemia), lung, ovarian, prostate and skin (melanoma) cancer patients vaccinated with their irradiated cancer cells and an immunological adjuvant develop immune responses against their cancer cells. We believe TVAX Immunotherapy may be effective against any cancer that generates such an immune response. Although we treated a number of patients with these various cancers in our early 180-patient study, we have not performed any published studies of the safety or efficacy of TVAX Immunotherapy as a treatment for these other cancers.

Manufacturing Considerations

The FDA requires that all products manufactured for testing in pivotal Phase III trials be manufactured under cGMP conditions using the manufacturing process intended for commercial production. Our manufacturing development plan is designed to be compliant with cGMP requirements. We have a cGMP production facility whose main component is two ISO class 7 clean rooms containing ISO class 5 biological safety cabinets. One of the clean rooms is designed exclusively for the sterile manufacture of the irradiated cancer cell vaccines. The second clean room is designed exclusively for the sterile manufacture of activated T cells.

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Generating safe, well-characterized and potent products. We have established and tested processes to ensure that safe, well-characterized and potent products can be consistently manufactured and delivered to patients. Those processes were reviewed and deemed acceptable by the FDA as part of our clinical studies, although we will be subject to further review before commercialization.

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Product manufacture. The manufacture of cancer cell vaccines for TVI-Brain-1 is a simple process that can be completed by a single individual in approximately eight hours. Similarly, the manufacture of the activated T cell product for TVI-Brain-1 also is a simple process that, while taking five to six days to complete, can be performed by a single individual working for a total of approximately ten hours. We believe that there are no significant hurdles to generating a fully-validated manufacturing process for TVI-Brain-1 that would meet the criteria for market approval by regulatory authorities because no significant obstacles have been encountered in generating safe, well-characterized, potent and effective products for our clinical trials.

The manufacture of each treatment is exactly the same. Therefore, scaling up a manufacturing unit in order to accommodate an increase in the number of patients that would be treated either in future clinical trials or during post-approval commercialization would involve only the acquisition of additional commercially-available equipment and trained personnel to operate the equipment. The cGMP manufacturing units in which the TVAX Immunotherapy treatments are manufactured are small modular units that could be readily duplicated either at a central facility or at other facilities throughout the United States and the rest of the world. This expansion would accommodate increased numbers of patients both during scale up of clinical trials and during the post-approval commercialization period.

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Product distribution. Live human cells have a relatively limited shelf life unless frozen, and freezing may negatively affect the biological activity of some cellular products. In addition, we believe product stability was a major issue with the first FDA approved cellular product for the treatment of cancer (Dendreon Corporation’s Provenge®). However, T cells have been shown to be more stable than the dendritic cells used in Provenge®. All of the required tumors and other materials necessary to create vaccines can be shipped by overnight transport under refrigeration conditions from the treatment site to our manufacturing site using recognized couriers, such as FedEx and UPS. While tissue samples cannot be frozen without affecting their condition, human tissue is routinely shipped under refrigeration without loss of viability or biological function, as is currently the case with other human tissue and organ transplants. Once the tissue is used to manufacture irradiated cancer cells for the vaccine, the irradiated cancer cells can be safely frozen and stored for months or even years without losing potency. The frozen cells can be shipped to treatment sites where they can be stored until they are thawed for formulation into the vaccine. Blood cells obtained by apheresis can be stored without loss of viability or functional activity for at least 96 hours at refrigerator temperature. Thus, apheresis products can be shipped by overnight transport under refrigeration conditions from the treatment site to our manufacturing site. Similarly, the activated T cell product can be stored without loss of viability or functional activity for at least 96 hours at refrigerator temperature and can be shipped by overnight transport under refrigeration conditions from our manufacturing site to the treatment site.

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Product delivery. TVAX Immunotherapy is an individualized immunotherapy, which does not fit into the prevailing pharmaceutical industry business model. However, we believe that the treatment can be delivered within the present health care system, including the network of surgeons, oncologists, hospitals, and clinics that presently treat cancer patients. The cells used to create the vaccine component of TVAX Immunotherapy can be obtained in almost any hospital where cancer surgery is performed. Cancer tissue can be shipped to the TVAX processing facility. The TVAX vaccine can be shipped back to the hospital or health clinic where patients would receive their vaccinations. Harvesting the activated T cells can take place at any hospital or outpatient blood collection facility. The patient’s white blood cells can then be shipped to our processing facility or to a closer cancer center licensed to perform TVAX Immunotherapy. The processed immune killer T cells can be shipped back to the hospital or health clinic where patients would receive the cellular intravenous infusion. If any of our TVAX Immunotherapy treatments are approved for marketing, TVAX would likely manufacture treatment components directly and license hospitals or cancer centers to deliver the treatment.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to or competitive with our products. There are a number of multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of treatments or treatment candidates targeting the same indications as our treatment candidates. It is probable that the number of companies seeking to develop products and therapies for the treatment of unmet needs in these indications will increase. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and the commercialization of those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance. Our competitors’ treatments may be more effective, or more effectively marketed and sold, than any treatment we may commercialize and may render our treatments obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our treatments.

We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

There are several marketed products for gliomas, including Schering-Plough’s Temodar®, Eisai Inc.’s Gliadel® and Roche’s Avastin®. In addition, there are a number of companies in clinical trials to test product candidates for brain cancer, including, but not limited to Abbott Laboratories, Bayer AG, Celldex Therapeutics, Inc., Genzyme Corporation, GlaxoSmithKline plc, ImmunoCellular Therapeutics, Ltd., Northwest Biotherapeutics, Inc., Novartis AG, Novocure Limited, Schering-Plough Corporation and Wyeth, a subsidiary of Pfizer, Inc. Several of those companies, including Celldex Therapeutics Inc., ImmunoCellular Therapeutics, Ltd. and Northwest Biotherapeutics, Inc. are testing immunotherapies for glioma.

In the event that TVI-Kidney-1 is approved, we believe we would face similarly intense competition from several other companies in clinical trials to test product candidates for kidney cancer.

Intellectual Property

We believe that patent protection and trade secret protection are important to the success of our business and further that our future success will depend, in part, on our ability to maintain trade secret protection, obtain and maintain additional patents and operate without infringing the proprietary rights of others both in the United States and in other countries. We believe that obtaining patents and protection periods for a given technology throughout all markets of the world will be difficult because of the differences in patent laws between countries and the costs involved.

Our patent portfolio includes patents on TVAX Immunotherapy technology as applied to cancer. These patents, which comprise all of our material patents, have been issued in the United States, Canada, and have been validated in several European countries (Austria, Belgium, Denmark, Finland, France, Germany, Italy, the Netherlands, Spain, Sweden and the United Kingdom). All of these patents expire on October 5, 2020, although each is eligible for patent term extensions up to five years attributable to the applicable regulatory review period in the United States and Europe. The claims in U.S. Patent No. 6,406,699, European Patent No. 1,225,870, and Canadian Patent No. 2,388,221 have varying scope. More specifically, in the U.S., the claims are directed to the overall cancer immunotherapy method, including steps involving vaccination, removal of primed T-lymphocytes, differentiation into effector T-lymphocytes, proliferation of those effector T-lymphocytes, and infusion of the effector T-lymphocytes into the patient. The claims validated in Europe are directed to use of the effector T-lymphocytes for manufacturing a pharmaceutical composition for the treatment of cancer and compositions comprised of effector T-lymphocytes obtainable by the claimed process. In Canada, the claims are directed to a method for manufacturing effector T lymphocytes, a pharmaceutical composition comprising effector T lymphocytes made by that manufacturing method, use of that pharmaceutical composition for immunotherapy of cancer, use of the pharmaceutical composition for the manufacture of a medicament for immunotherapy of cancer, and a commercial package comprising the pharmaceutical composition and instructions for use for immunotherapy of cancer.

TVAX filed an international patent application (PCT application) for the TVAX Immunotherapy technology as a general approach to the treatment of infectious diseases on March 9, 2010. National and regional office patent filings were made in Canada and the United States in September 2011 and was made in the European Union prior to October 9, 2011. These patent applications are currently pending, and no issued patents have been granted on this particular use of the TVAX Immunotherapy technology.

TVAX possesses significant trade secrets and know-how with respect to the manufacturing methods and treatment protocols related to the TVAX Immunotherapy technology. In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of confidential information, in some cases for a specified period of time. The agreements oblige our employees, and certain key consultants, advisors, and collaborators to assign to us any ideas, developments, discoveries and inventions by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, will prevent disclosure, or will protect our proprietary information or intellectual property; or that others will not independently develop substantially equivalent proprietary information or intellectual property.

The biotechnology and biopharmaceutical industries are highly competitive and patents may be applied for by and issued to other parties relating to products or new technologies that may be competitive with those being developed by us. Therefore, our treatments may give rise to claims that they infringe the patents or proprietary rights of other parties now or in the future. Furthermore, to the extent that we, our consultants, or manufacturing and research collaborators, use intellectual property owned by others in work performed for us, disputes may also arise as to the rights to such intellectual property in related or resulting know-how. An adverse claim could subject us to significant liabilities to such other parties and and/or require disputed rights to be licensed from such other parties. A license required under any such patents or proprietary rights may produce delays in treatment market introductions, or we may find that we are prevented from the development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending ourselves in legal proceedings instituted before patent and trademark offices in the United States, the European Union or other non-United States territories or in a suit brought against us by a private party based on such patents or proprietary rights or in a suit by us asserting our patent or proprietary rights against another party, even if the outcome is not adverse to us.

Technology Transfer Agreements

University Technology Transfers: The TVAX Immunotherapy technology was developed by our founder, Dr. Gary W. Wood, at the University of Kansas Medical Center (KUMC). KUMC subsequently transferred its ownership rights in the TVAX Immunotherapy technology to Dr. Wood in exchange for future royalty considerations and reimbursement of patent costs. KUMC retained a perpetual, royalty-free, non-exclusive license to utilize the TVAX Immunotherapy technology for educational and research purposes only, along with the right to publish data obtained pursuant to such research. Phase I and Phase II clinical trials were performed at Wayne State University (WSU). WSU transferred any ownership rights it had in TVAX Immunotherapy to Dr. Wood in exchange for future royalty considerations and reimbursement of patent costs. WSU retained a perpetual, royalty-free, non-exclusive license to utilize the TVAX Immunotherapy technology for educational and research purposes only, along with the right to publish data obtained pursuant to such research. The total royalties owed to KUMC and WSU are 6.5% of net sales for 20 years following the first sale of commercial product.

Ownership of TVAX Immunotherapy Technology: Gary Wood transferred ownership of the TVAX Immunotherapy technology and royalty obligations to us in 2006. The patents and patent applications discussed above have been assigned to us. Dr. Wood is not entitled to royalties or future monetary compensation and retained no rights in the TVAX Immunotherapy technology. We assumed Dr. Wood’s royalty obligations to KUMC and WSU. We retain exclusive ownership of the TVAX Immunotherapy technology, including exclusive ownership rights in the associated trade secrets world wide. There are no licensing agreements from TVAX granting rights to third parties in any of the TVAX Immunotherapy technology.

License Agreement with Gary W. Wood

We obtained the non-exclusive right to manufacture certain cell culture flasks patented by Dr. Wood, including any improvements, for our own use under a license agreement with Dr. Wood. The license is nonexclusive and royalty free for so long as Dr. Wood is employed by us. We do not use these flasks in our manufacturing process. The license is effective until terminated by mutual consent or by one party upon the uncured default of the other party.

Service Marks

TVAX Immunotherapy and TVAX have been registered as service marks in the United States. We have also applied to register our “TVAX BIOMEDICAL” logo as a service mark, and that trademark application is currently pending before the United States Trademark Office.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical and biological products such as those we market and are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the U.S. Food and Drug Administration, or the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products.

Biological products, including cell-based therapies, used for the prevention, treatment, or cure of a disease, or condition, of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs new drug applications, or NDAs, under which pharmaceutical products are approved for marketing. Biological products are approved for marketing under provisions of the Public Health Service Act, or PHSA, via a Biologic Licensing Application, or BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs.

Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs or BLAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of either a notice of claimed investigational exemption or an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs or BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase II usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the U.S. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $1.84 million, and the manufacturer and/or sponsor under an approved BLA is also subject to annual product and establishment user fees, currently exceeding $98,000 per product and $520,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for standard review drug products are reviewed within ten months; most applications for priority review drugs are reviewed in six months. These goals are expected to lengthen after 2012. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only to drugs intended to treat a serious or life-threatening disease relative to currently approved products. The review process for both standard and priority review may be extended by FDA for up to three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA may also refer applications for novel drug products, or drug products which present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one, or more, clinical sites to assure compliance with cGCP. Additionally, the FDA will inspect the facility or the facilities at which the product is manufactured. FDA will not approve the product unless compliance with current good manufacturing practice, or cGMP—a quality system regulating manufacturing—is satisfactory and the BLA contains data that provide substantial evidence that the product is safe and effective in the indication studied.

After FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two to six months depending on the type of information included.

An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the treatment’s safety or efficacy. Once granted, marketing approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Advertising and Promotion

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of medical products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Products may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Adverse Event Reporting and cGMP Compliance

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, risk minimization action plans, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Fast Track Designation

FDA is required to facilitate the development, and expedite the review, of treatments that are intended to address a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new product candidate may request that FDA designate the product candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

In addition to other benefits such as the ability to use surrogate endpoints and have greater interactions with FDA, FDA may initiate review of sections of a fast track product’s BLA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the BLA is submitted. Additionally, the fast track designation may be withdrawn by FDA if FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

The company has not determined whether it will seek Fast Track status for TVI-Brain-1 or any of its other product candidates.

Accelerated Approval

Under FDA’s accelerated approval regulations, FDA may approve a treatment for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by FDA.

Orphan Product Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biologics, including cell-based therapies, intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting a NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same product for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different product for the same disease or condition, or the same product for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

TVAX was granted Orphan Product designation for TVI-Brain-1 as a treatment for primary central nervous system malignancies on April 27, 2007.

Orphan Product designation does not shorten the regulatory review and approval process for an orphan product, nor does it give that product any advantage in the regulatory review and approval process. Although obtaining approval to market a product with orphan product designation may be advantageous, we cannot be certain:

•	that we will obtain approval for any other products or indications for which we obtain Orphan Product designation,

•	that Orphan Product designation will result in any commercial advantage or reduce competition, or

•	that the limited exceptions to this exclusivity will not be invoked by the FDA.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, NDAs and BLAs or supplements to NDAs and BLAs must contain data to assess the safety and effectiveness of the treatment for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the treatment is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted.

The Best Pharmaceuticals for Children Act, or BPCA, provides BLA holders a six-month extension of any exclusivity—patent or non-patent—for a product if certain conditions are met prior to, or within nine-months after, approval. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Additional Biologics Considerations

To help reduce the risk of the introduction of adventitious agents with use of biologics, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction, or spread, of communicable diseases in the US and between states.

After a BLA is approved, the product may also be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by FDA, the manufacturer submits samples of each lot of product to FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

The Patient Protection and Affordable Care Act, or Affordable Care Act, signed into law on March 23, 2010 includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This is conceptually similar to the Hatch-Waxman Act in that it attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study. Interchangeability requires that a product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation which are still being worked out by the FDA.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after first commercial marketing, (ii) eighteen months after the initial application if there is no legal challenge, (iii) eighteen months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42 month period.

Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Cell and Tissue Based Biologics

Manufacturers of cell and tissue based products must comply with the FDA’s current good tissue practices, or cGTP, which are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of such products. The primary intent of the cGTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease.

Other Regulatory Requirements

Once a BLA is approved, a therapeutic product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promoting of therapeutic products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Therapeutic products may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement, before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs. We cannot be certain that the FDA or any other regulatory agency will grant approval for our treatment candidates for any other indications or any other treatment candidate for any indication on a timely basis, or at all.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA may also require post-marketing Phase IV testing, risk evaluation and mitigation strategies and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as product manufacture, packaging and labeling procedures must continue conform to cGMPs after approval. Therapeutic product manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA during which the FDA inspects manufacturing facilities to access compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls, if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or previously unrecognized problems are subsequently discovered.

Priority Review

Under the FDA policies, a therapeutic product candidate is eligible for priority review or review within a six month time frame from the time a complete BLA is submitted, if the therapeutic product provides a significant improvement compared to marketed therapeutic products in the treatment of a disease. A Fast Track designated therapeutic product would ordinarily meet the FDA’s criteria for priority review.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Sales of any of our treatment candidates, if approved, will depend, in part, on the extent to which the costs of the treatments will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Our treatment candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for products such as the treatment candidates that we are developing and could adversely affect our net revenue and results.

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the PPACA and a related reconciliation bill, which we collectively refer to as the Affordable Care Act or ACA, contain provisions that may reduce the profitability of drug products, including, for example, increased rebates for covered outpatient drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

United States Foreign Corruption Practices Act

The U.S. Foreign Corruption Act, to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any official of another country, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in that capacity.

Federal and State Fraud and Abuse Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny, if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would fill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have material adverse effects on our business, financial condition and results of operations.

Regulation in the European Union

Therapeutic agents are also subject to extensive regulation outside of the United States. In the European Union, or E.U., for example, there is a centralized approval procedure that authorizes marketing of a product in all countries of the E.U. (which includes most major countries in Europe). If this procedure is not used, approval in one country of the E.U. can be used to obtain approval in another country of the E.U., under two simplified application processes, the mutual recognition procedure or the decentralized procedure, both of which rely on the principle of mutual recognition. After receiving regulatory approval through any of the European registration procedures, pricing and reimbursement approvals also are required in most countries.

Similar to the United States, a system for Orphan Product designation exists in the E.U. Orphan designation does not shorten the regulatory review and approval process for an orphan product, nor does it give that product any advantage in the regulatory review and approval process. However, if an orphan product later receives approval for the indication for which it has designation, the relevant regulatory authority may not approve any other applications to market the same product for the same indication, except in very limited circumstances for ten years in the E.U.

Price Controls

In many of the markets where we may do business in the future, the prices of therapeutic products are subject to direct price controls (by law) and to reimbursement programs with varying price control mechanisms. In the United States, the Medicare program is administered by the Centers for Medicare and Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. Coverage and reimbursement for products and services under Medicare are determined pursuant to regulations promulgated by CMS and pursuant to CMS’s subregulatory coverage and reimbursement determinations. It is difficult to predict how CMS may apply those regulations and subregulatory determinations to newly approved products, especially novel products and those regulations and interpretative determinations are subject to change. Moreover, the methodology under which CMS makes coverage and reimbursement determinations is subject to change, particularly because of budgetary pressures facing the Medicare program. For example, the Modernization Act provides for a change in reimbursement methodology that reduces the reimbursement rates for many therapeutic agents, including oncology therapeutic agents. Medicare regulations and interpretive determinations also may determine who may be reimbursed for certain services.

In the E.U., governments influence the price of therapeutic products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive or negative list systems under which products may only be marketed once a reimbursement price has been agreed upon. Other member states allow companies to fix their own prices for therapeutic products, but monitor and control company profits. The downward pressure on health care costs in general, particularly for prescription therapeutic products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the role of the National Institute for Health and Clinical Excellence in the United Kingdom, which evaluates the data supporting new therapeutic products and passes reimbursement recommendations to the government. In addition, in some countries, cross-border imports from low-priced markets (parallel imports) exert commercial pressure on pricing within a country.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances and biological materials. We may incur significant costs to comply with such laws and regulations now or in the future.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

Employees

As of December 31, 2011, we had six employees, five full-time and one part-time. None of our employees are subject to a collective bargaining agreement or represented by a labor or trade union and we believe that our relations with our employees are good.

Facilities

Our executive offices and manufacturing facilities are located at 8006 Reeder Street, Lenexa, Kansas. The 5,783 square foot facility includes executive office space and approximately 3,123 square feet dedicated to manufacturing, testing and product storage. The manufacturing portion of the facility became operational on April 23, 2010. The lease expires on April 30, 2015, and we have the option to extend the lease for two additional five-year periods on the same terms as the base lease.

MANAGEMENT

Executive Officers, Significant Employees and Members of the Board of Directors

Our business and affairs are governed by our board of directors. The board of directors currently consists of seven directors. The board of directors has full authority to act on behalf of our Company, and will act collectively through meetings, committees and executive officers it appoints. In addition, we employ a staff of executives to manage our day-to-day operations. The members of our board of directors, our executive officers and significant employees are identified below. We anticipate that we will add a new Chief Operating Officer, Chief Medical Officer, Director of Clinical Trials and Director of Manufacturing after completion of this offering.

Name	Age	Position	Term Expires after Fiscal
Gary W. Wood	70	President and Chief Executive Officer, and Chairman of the Board of Directors	2013

Rex E. Wiggins	59	Chief Operating Officer, Chief Financial Officer and Director	2011

Catherine E. Lucasey	56	Vice President for Communications and Marketing and Director	2012

Timothy A. Wurst	50	Vice President for Clinical Trials and Regulatory Affairs

Frank P. Holladay	58	Chief Medical Officer

Patrick E. Fields	47	Chief Science Officer

Peter C. Brown	53	Director	2012

Wesley E. Griffitt	48	Director	2013

Lowell L. Tilzer	61	Director	2013

Barry S. Skikne	66	Director	2011

Gary W. Wood, Ph.D. is our founder and has served as the Chairman of the board of directors and our President and Chief Executive Officer since July 2011. Dr. Wood founded our predecessor TVAX Biomedical I, LLC (“TVAX LLC”) in 2004 and has served as its President, Chief Executive Officer, and Chairman of the Board of Managers since its inception. Dr. Wood is the inventor and principal developer of the TVAX Immunotherapy technology. Dr. Wood guided the development of TVAX Immunotherapy from concept through its most recent human clinical trials. Dr. Wood organized and coordinated the Phase I/II clinical trials performed at University of Kansas Medical Center and at Wayne State University and managed the scientific/clinical teams that performed the trials. Dr. Wood was Professor of Pathology, Director of the Diagnostic Immunology Laboratory and Director of the Cancer Immunotherapy Laboratory at KU Medical Center. Dr. Wood also was Professor of Medicine and Director of the Cancer Immunotherapy Laboratory at Wayne State University. Dr. Wood has a B.A. from Kalamazoo College and a Ph.D. from the State University of New York at Buffalo. We believe that Dr. Wood is qualified to serve on our board of directors due to his extensive experience with the Company since inception, his scientific background, his unique understanding of TVAX Immunotherapy, and his strategic vision for the Company.

Rex E. Wiggins has served as a director and our Chief Operating Officer and Chief Financial Officer since July 2011. Since January 2010, Mr. Wiggins has served as a member the Board of Managers, Chief Operating Officer and Chief Financial Officer of TVAX LLC. From August 2006 through January 2008, Mr. Wiggins served as the Manager of Private Equity Investments for Midland Properties, Inc. where he conducted professional valuation of 42 private equity companies. Mr. Wiggins has extensive venture capital experience and considerable experience with guiding the successful development of early stage companies. Mr. Wiggins has held a series of senior management positions in start-up companies, including a Kansas City-based vaccine company. Mr. Wiggins was President and CEO of Kansas Venture Capital for thirteen years. He has a B.S. and M.B.A. from the University of Missouri in Columbia. We believe that Mr. Wiggins is qualified to serve on our board of directors due to his financial expertise and extensive experience with early stage companies.

Catherine E. Lucasey is a co-founder and has served as a director and our Vice President for Communications and Marketing since July 2011. Ms. Lucasey has served the Director of Communications and Marketing of TVAX LLC since August 2010. From 1990 through August, 2011, Ms. Lucasey worked as the nurse manager of the Endocrine Division at the University of Kansas Medical Center. Ms Lucasey is a registered nurse with 25 years of experience in the health care industry and with research, consumer education and direct patient care experience. She has a B.S.N. and M.A.s in Marketing and Management from Webster University. We believe that Ms. Lucasey is qualified to serve on our board of directors due to her extensive experience with the Company since inception and her experience in the health care industry.

Timothy A. Wurst has served as our Vice President for Clinical and Regulatory Affairs since July 2011, and as the Vice President for Clinical Development and Director of Business Development of TVAX LLC since January 2010. Prior to December 2009, Mr. Wurst founded Eriban Research, Inc. a contract research organization (CRO) that designed and managed clinical studies for a variety of human therapeutics in 2004. Mr. Wurst served as CEO for Eriban from May 2004 through December 2009. He has broad experience in oncology and infectious disease therapeutic areas. He has a B.A. from the University of Colorado and an MBA from San Diego State University.

Frank P. Holladay, M.D. is a co-founder and has served as our Chief Medical Officer since July 2011. Dr. Holladay has served as the Chief Medical Officer of TVAX LLC since 2004. Dr. Holladay is a co-developer with Dr. Wood of TVAX Immunotherapy and is an expert on the delivery of the treatment. Dr. Holladay is a board-certified neurosurgeon and brain cancer immunologist in private practice since July, 1991. Dr. Holladay is not an employee of the Company and is not expected to become an employee in the future. He has a B.A. from the University of California, Berkley, and an M.D. from Creighton University Medical School. He did his Neurosurgery residency at the University of Kentucky School of Medicine.

Patrick E. Fields, Ph.D. has served as our Chief Science Officer since July 2011 and as the Chief Science Officer of TVAX LLC from January 2010 to July 2011. Dr. Fields is a cancer immunologist and an expert in T cell activation. Since October, 2004, he has been a research scientist in the Cancer Division, Department of Pathology at the University of Kansas Medical Center. Dr. Fields has verbally committed to spending approximately 50% of his time as a part-time employee upon completion of this offering serving as our Chief Science Officer, although he has not entered into a oral or written agreement regarding terms or compensation. Dr. Fields is extensively published in the area of T cell biology, having over thirty peer-reviewed scientific publications. He has a B.A. from Louisiana State University, a Ph.D. from the University of Chicago and post-doctoral training from the University of Chicago and Yale University.

Peter C. Brown has served as a director since December 2011. Mr. Brown is Chairman of Grassmere Partners, LLC, a private investment firm he founded in 2009. Prior to Grassmere Partners, Mr. Brown served as chairman of the board, chief executive officer and president of AMC Entertainment Inc. (“AMC”), one of the world’s leading theatrical exhibition companies, from July 1999 until his retirement in February 2009. He joined AMC in 1990 serving as AMC’S president from January 1997 to July 1999 and senior vice president and chief financial officer from 1991 to 1997. Mr. Brown currently serves as a director of Entertainment Properties Trust (NYSE:EPR), a specialty real estate investment trust, CenturyLink (NYSE: CTL), the third largest telecommunications company in the United States, and Cinedigm Digital Cinema Corp. (NASD: CIDM), a provider of services, technology and content to companies in the entertainment industry. Mr. Brown is a graduate of the University of Kansas. We believe that Mr. Brown is qualified to serve on our board of directors due to his financial expertise and his extensive experience as an executive and director of several publicly traded companies.

Wesley E. Griffitt, M.D. has served as a director since December 2011. Dr. Griffitt is a board-certified neurosurgeon and has been in private practice since August 1996. He has been a Clinical Assistant Professor at the University of Wisconsin in Madison since June 2010. Dr. Griffitt received his B.A. from the University of Kansas, his M.D. from the University of Kansas School of Medicine and his Neurosurgical Residency from Loyola University School of Medicine in Chicago. We believe that Dr. Griffitt is qualified to serve on our board of directors due to his extensive experience as a practicing neurosurgeon.

Lowell L. Tilzer, M.D., Ph.D. is a co-founder and has served as a director since December 2011. Dr. Tilzer has served as the Medical Director of the Clinical Laboratories at the University of Kansas Medical Center since 2004. In May 2009, Dr. Tilzer became Interim Chairperson of the Department of Pathology and Laboratory Medicine at the University of Kansas Medical Center, and became the Chairperson in November 2009. Dr. Tilzer is a board-certified clinical pathologist, and is an expert in blood processing. Prior to May 2009, Dr. Tilzer held a series of senior management positions within the Blood Services division of the American Red Cross, including service as Chief Executive Officer of the American Red Cross Southwest Region. Dr. Tilzer received his B.A. from the University of Kansas and his M.D., Ph.D. and Pathology Residency from the University of Kansas Medical Center. We believe that Dr. Tilzer is qualified to serve on our board of directors due to being a co-founder of the Company and his extensive experience as a pathologist and blood expert.

Barry S. Skikne, M.D. has served as a director since December 2011. Dr. Skikne has served as the Executive Director of Clinical Research at Celgene Pharmaceuticals since April, 2008. At Celgene, Dr. Skikne oversees several large international Phase III clinical trials. Prior to joining Celgene, Dr. Skikne was a Full Professor of Internal Medicine in the Division of Hematology and Oncology at the University of Kansas Medical Center from July, 1978 to April, 2008. From July, 1993 to July, 2007, he was the Director of the Bone Marrow Transplantation Program at the University of Kansas Medical Center. Dr. Skikne is the author of more than ninety journal articles and book chapters. He has a B.S. (M.B.B.Ch.,) from the University of Witwatersrand, Johannesburg, SA and an M.D. and residency in Hematology and Oncology from the College of Physicians of South Africa. We believe that Dr. Skikne is qualified to serve on our board of directors due to his extensive experience as an executive in the pharmaceutical industry and his clinical trial expertise.

Our Board of Directors

Our board of directors consists of seven persons, each of whom, other than Dr. Wood, Mr. Wiggins and Ms. Lucasey, satisfy the independence requirements of the NASDAQ Capital Market. There are no family relationships among any of our directors or executive officers.

Our certificate of incorporation provides that our board of directors is divided into three classes with staggered terms. The term of office of directors assigned to Class I will expire at the annual meeting of stockholders following the end of fiscal year 2011 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of stockholders following the end of fiscal year 2012 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of stockholders following the end of fiscal year 2013 and at each third succeeding annual meeting thereafter. Currently, Dr. Skikne and Mr. Wiggins serve as Class I directors, Mr. Brown and Ms. Lucasey serve as Class II directors and Dr. Griffitt, Dr. Tilzer and Dr. Wood serve as Class III directors.

This classification of the board of directors may delay or prevent a change of control of our company or in our management. See “Description of Capital Stock and Warrants—Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws.”

Our board of directors has the power to appoint officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s resignation, removal or death.

Committees of the Board

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, the members of which serve at the pleasure of the board of directors.

Audit Committee. The primary purpose of the Audit Committee is to assist in meeting the board of directors’ responsibilities regarding the quality and integrity of our financial statements and financial reporting, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence and the performance of our internal audit function and independent auditor.

The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls and the services performed by the independent registered public accounting firm, and for making recommendations with respect to those matters to the board of directors. The members of our Audit Committee are Mr. Brown, Dr. Tilzer and Dr. Griffitt. Mr. Brown serves as chairman of the Audit Committee. The Audit Committee must include at least one member who qualifies as an “audit committee financial expert” within the meaning of that term as defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Brown meets such qualification. Each member of the Audit Committee is independent as defined by NASDAQ Capital Market independence standards.

Compensation Committee. The primary purpose of our Compensation Committee is to discharge the responsibilities of the board of directors relating to compensation of our executive officers, to review and discuss with management the Compensation Discussion and Analysis (“CD&A”) to be included in our annual proxy statement and determine whether to recommend to the board of directors that the CD&A be included in our proxy statement, to provide a report for inclusion in our proxy statement that complies with the rules and regulations of the SEC and to administer our incentive compensation and equity-based compensation plans.

The Compensation Committee is responsible for reviewing and making recommendations to the board of directors with respect to compensation of executive officers, other compensation matters and awards. The members of our Compensation Committee are Mr. Brown, Dr. Griffitt, Dr. Skikne and Dr. Tilzer. Dr. Tilzer serves as chairman of the Compensation Committee. Our board of directors has determined that each member of the Compensation Committee is independent within the meaning of applicable NASDAQ Capital Market listing standards, is a non-employee director as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and is an outside director, as that term is defined in Section 162(m) of the Internal Revenue Code of 1986.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become members of the Board of Directors and recommending director nominees for each annual meeting, taking a leadership role in establishing and overseeing our governance policies and overseeing the evaluation of our board of directors and management. The members of our Nominating/Corporate Governance Committee are Dr. Griffitt, Dr. Skikne, and Dr. Tilzer. Dr. Griffitt serves as chairman of the Nominating/Corporate Governance Committee.

Each of the members of the Nominating/Corporate Governance Committee is independent as defined in the applicable NASDAQ Capital Market standards.

Code of Ethics

Our code of business conduct and ethics applies to all officers, employees and directors of our Company, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A copy of the code can be found in the Corporate Governance section of our website, located at www.tvaxbiomedical.com.

Compensation of Directors

The Company expects to compensate non-employee directors for their service on the board of directors and on committees of the board of directors. Prior to the consummation of the offering, the board of directors expects to adopt a director compensation program.

Compensation Committee Interlocks and Insider Participation

None of our directors serving on our Compensation Committee is or has been at any time an officer or employee of the Company. No member of the Compensation Committee had any contractual or other relationship with the Company during the 2010 fiscal year. None of the members of the Compensation Committee is currently, or has ever been at any time since the Company’s formation, one of the Company’s officers or employees. None of our officers currently serves, nor has he served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or Compensation Committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following summary compensation table summarizes compensation information with respect to our Chief Executive Officer, our Chief Financial Officer and our other executive officer whose compensation exceeded $100,000 for our most recent fiscal year. In this prospectus, these individuals are referred to as our “named executive officers.”

Name and Principal Position	Year	Salary	Stock Awards	All Other Compensation		Total
Gary W. Wood	2011	$150,000	$367,668	$6,060	(1)	$523,728
Chairman of the Board, Chief Executive Officer and President	2010	117,000	88,140	—		205,140

Rex E. Wiggins	2011	139,992	212,448	5,050	(1)	357,490
Chief Operating Officer and Chief Financial Officer	2010	117,000	33,540	—		150,540

Timothy A. Wurst	2011	129,996	172,974	5,050	(1)	308,020
Vice President for Clinical Trials and Regulatory Affairs	2010	117,000	16,770	—		133,770

(1)	Amount represents a one-time tax gross-up awarded in connection with the July 15, 2011 grant of junior common stock.

On July 15, 2011, Dr. Wood, Mr. Wiggins and Mr. Wurst received restricted profits units which were exchanged for 60,000, 50,000 and 50,000 shares of junior common stock respectively, and which are subject to vesting requirements, forfeiture upon the termination of employment or our failure to complete an initial public offering before September 30, 2012 and certain restrictions on transfer. On September 30, 2011 we exchanged 666,667 shares of previously awarded shares of junior common stock (consisting of both fully vested awards and restricted awards) for 633,333 shares of common stock resulting in a modification of the underlying awards. The incremental grant date fair value of the stock awards was $262,548, $124,848 and $85,374 for Dr. Wood, Mr. Wiggins, and Mr. Wurst, respectively.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about equity awards held by the Named Executive Officers outstanding at December 31, 2011. Our Named Executive Officers did not hold any outstanding options as of the end of 2011.

Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)
Gary W. Wood	57,000	$570,000
Rex E. Wiggins	47,500	475,000
Timothy A Wurst	47,500	475,000

(1)	Since we have not completed our initial public offering, the market values shown were computed using $10.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

2011 Omnibus Equity Incentive Plan

On December 12, 2011, the stockholders approved the Company’s 2011 Omnibus Equity Incentive Plan (the “Equity Plan”). The following summary of the Equity Plan is necessarily general in nature and does not purport to reflect all of the terms of the Equity Plan. This summary is subject to the specific terms of the Equity Plan, as amended from time to time, which will control in the event of any discrepancy.

The purpose of the Equity Plan is to encourage key associates and non-employee Directors of the Company and its subsidiaries (“eligible participants”) to contribute materially to the growth of the Company, thereby benefiting the Company’s stockholders by aligning the economic interests of the eligible participants with those of the Company’s stockholders. The Equity Plan is further intended to provide flexibility to the Company in its ability to attract, motivate and retain the services of eligible participants upon whose judgment, interest and special efforts the Company is largely dependent for the successful conduct of its operations.

Shares Subject to the Equity Plan

The Equity Plan permits the issuance of up to 833,333 shares pursuant to Awards granted under the Equity Plan. The Equity Plan provides for the grant of equity awards such as stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance shares, performance units, performance grants and bonus shares (collectively, all such types of awards referred to as “Awards”).

Administration

The Equity Plan will be administered by the Compensation Committee (the “Committee”) of the Board, or such other committee as the Board may determine, all of whom will be: (1) “outside directors” as defined under Section 162(m) of the Internal Revenue Code (the “Code”), (2) “non-employee directors” as defined by the Securities and Exchange Commission rules under the Securities Act of 1934 and (3) qualified to administer the Equity Plan and act as a member of the Committee pursuant to all applicable rules, regulations and listing standards of The NASDAQ Stock Market, including any applicable standards for independence. Subject to the terms of the Equity Plan, the Committee has the sole discretion to administer and interpret the Equity Plan and determine who may be granted Awards, the size and types of such Awards and the terms and conditions of such Awards.

Amendment, Modification and Termination

Except as specifically provided for in the Equity Plan, the Committee (defined below) or the Board may amend or terminate the Equity Plan at any time or from time to time, without obtaining the approval of the Company’s stockholders. The Committee, however, cannot amend the Equity Plan without obtaining the approval of the Company’s stockholders: (1) to increase the aggregate number of Shares issuable under the Equity Plan or (2) to make any material amendment or other amendment if stockholder approval is required by the rules of the Securities and Exchange Commission or any stock exchange on which Shares are listed. Unless terminated earlier by the Committee, the Equity Plan shall terminate on December 12, 2021, unless the Equity Plan is extended with the approval of the stockholders.

Available Awards

Stock Options. Both incentive stock options and nonqualified stock options may be granted under the Equity Plan. The exercise price for any option (the “option price”) is set by the Committee but may not be less than the fair market value on the date of grant. Options granted under the Equity Plan are exercisable at the times and on the terms established by the Committee. The grant and the terms of incentive stock options are restricted to the extent required by the Code. The option price must be paid in full in cash or the Committee also may permit payment of the option price by the tender of previously acquired Shares or such other legal consideration which the Committee determines to be consistent with the Equity Plan’s purpose and applicable law. A repricing of options in any form as well as the cancellation of an underwater option in exchange for a cash payment or grant of a replacement option is not permitted under the Equity Plan, unless otherwise approved by stockholders.

The Equity Plan limits the number of Shares that can be subject to Awards granted to any individual during any calendar year to 166,667 Shares.

Stock Appreciation Rights. The Equity Plan permits the grant of two types of SARs: freestanding SARs, tandem SARs or any combination thereof. A freestanding SAR is a SAR that is granted independent of any option. A tandem SAR is a SAR that is granted in connection with a related option, the exercise of which requires a forfeiture of the right to purchase a Share under the related option (and when a Share is purchased under the option, the SAR is similarly canceled). Tandem SARs may be granted either at the time the option is granted or any time thereafter while the option remains outstanding; provided, however, that in the case of an incentive stock option, SARs may be granted only at the time of grant of the incentive stock option. The Committee has complete discretion to determine the number of SARs granted to any optionee or recipient and the terms and conditions pertaining to such SARs. Unless the Committee determines otherwise, the grant price shall be at least equal to the option price of the related option in the case of a tandem SAR, or in the case of a freestanding SAR, the fair market value of a Share on the date of grant. When a grantee exercises a SAR, that grantee will receive an amount equal to the value of the stock appreciation for the number of SARs exercised, payable in cash, Shares or a combination thereof. Neither the repricing of SARs nor the cancellation of outstanding underwater SARs in exchange for a cash payment or grant of replacement SARs is permitted under the Equity Plan unless such repricing or exchange is approved by stockholders.

Restricted Stock and Restricted Stock Unit Grants. The Equity Plan permits the grant of restricted stock and restricted stock unit awards. The Committee may establish conditions under which restrictions on Shares of restricted stock or restricted stock units will lapse over a period of time or according to such other criteria, such as the achievement of specific performance goals, as the Committee deems appropriate. Unless the Committee determines otherwise, during the period of time in which the Shares of restricted stock or restricted stock units are restricted, the individual to whom the Shares have been granted will not have the right to vote the Shares but will have the right to receive any dividends (or dividend equivalents) or other distributions (or distribution equivalents) paid on such Shares, subject to any restrictions deemed appropriate by the Committee.

Performance Units, Performance Shares, Performance Grants and Bonus Share Grants. The Equity Plan permits the grant of performance units, performance share awards, performance grants and bonus share Awards. A performance unit represents the right of the grantee to receive a payment, in cash or Shares, in an amount based on achievement of established performance goals. A performance share represents the right of the grantee to receive a Share, or alternatively, the cash value of a Share, if performance goals established by the Committee are met. A bonus share award is an award of a Share, without any cost to the grantee, either in recognition of past performance or in connection with the Company’s recruitment and hiring of the grantee. A performance grant is any other type of Award available under the Equity Plan that will be issued or granted, become vested, exercisable or payable, as the case may be, upon achievement of certain performance goals. To the extent that any performance award (e.g., performance unit, performance share or other performance grant) is made, the Committee will establish a performance period during which performance shall be measured and at the end of each performance period, the Committee shall determine to what extent the performance goals and other conditions of the performance award are met. All performance periods under the Equity Plan will be at least twelve (12) months.

Nontransferability of Awards. Awards granted under the Equity Plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, or as otherwise specifically permitted by the Committee.

Minimum Vesting. Except with respect to a maximum of five percent (5%) of the shares authorized for issuance under the Equity Plan and Awards to new hires, all Awards to associates will be subject to a minimum exercise or vesting schedule as follows: (a) time-based grants (other than time-based grants following the achievement of specific performance goals) will have a minimum three (3) year exercise or vesting schedule with respect to at least a portion of the grant; and (b) performance-based grants will be based on a performance period of not less than one (1) year. The Committee or the grant instrument may provide for accelerated exercisability, vesting or payment in the event of death, disability, retirement, Change of Control (as defined in the Equity Plan) or termination of employment following Change of Control.

Changes in Capital or Corporate Structure

If there is any change in the number or kind of shares of Company common stock outstanding (a) by reason of a stock dividend, spin-off, recapitalization, stock split or combination or exchange of shares, (b) by reason of a merger, reorganization or consolidation in which the Company is the surviving corporation, (c) by reason of a reclassification or change in par value, or (d) by reason of any other extraordinary or unusual event affecting the outstanding Company common stock as a class without the Company’s receipt of consideration, or if the value of outstanding shares of Company common stock is substantially reduced as a result of a spin-off or the Company’s payment of an extraordinary dividend or distribution, the maximum number of shares of Company common stock available for grants, the maximum number of shares of Company common stock that any individual participating in the Equity Plan may be granted in any year, the number of shares covered by outstanding grants, the kind of shares issued under the Equity Plan, and the price per share or the applicable market value of such grants may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such grants. Any fractional shares resulting from such adjustment will be eliminated. Adjustments determined by the Committee are final, binding and conclusive.

If the Company undergoes a “Change of Control” (as such term is defined in the Equity Plan), each option, share of restricted stock and other grant held by a non-employee director will without regard to any vesting schedule, restriction or performance target, automatically become fully exercisable or payable, as the case may be, as of the date of such Change of Control.

Participants

All key employees, including employees who are officers or directors of the Company, non-employee directors and certain consultants of the Company and its subsidiaries are eligible to participate in and receive Awards under the Equity Plan.

Employment Agreements

We have entered into employment agreements, dated January 15, 2010, with a three-year term ending January 15, 2013 with Gary W. Wood, our Chief Executive Officer, or CEO and Rex Wiggins, our Chief Financial Officer, or CFO. The material terms of these agreements include a three-year term, a minimum base salary of $175,000 (in the case of the CEO) or $150,000 (in the case of the CFO), a covenant not to compete and benefits. These officers have elected to take reduced salaries of $150,000 and $140,000 respectively. Each executive’s employment will continue for successive one year periods following the expiration of the initial three year term unless we or the executive provide written notice of nonrenewal at least 30 days prior to the expiration of the initial term or any renewal period. Under the agreement, the executive’s employment may be terminated by our company for cause or without cause, by our company for lack of performance by the executive or upon the death or disability of the executive. If the executive’s employment is terminated by our company without cause (excluding a termination for lack of performance or the expiration of an employment period), the executive will be entitled to receive his base salary in effect immediately prior to the termination for a period of six months. There is no provision of the agreements that provide for any other severance payments to the CEO or CFO upon termination of the agreement. If the executive fails to fulfill the full term of his employment (other than as a result of his death or disability), he will be liable to our company for any loss, expense and damages (including a diminution of the value of our company and consequential damages) resulting from the failure to complete the term of employment.

None of our other named executive officers have written employment agreements.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The following is a description of transactions since January 2009 and certain transactions prior to that date to which we have been a party, in which the amount involved exceeded $12,901, which is approximately 1% of the average of our total assets at December 31, 2009 and 2010, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of any class of our capital stock, including any of their immediate family members and any entity owned or controlled by such persons, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive and Director Compensation.”

TVAX Founders, LLC

Gary Wood, a director and executive officer of the Company, owns 85.5% of the membership interests of TVAX Founders, LLC (“TVAX Founders”), an entity that owns 82.2% of the issued and outstanding common stock of the Company. On May 1, 2009, TVAX Founders loaned TVAX LLC $100,000 pursuant to the terms of a promissory note at a rate of 4% per annum. Principal and accrued interest on the note were originally due on November 1, 2009. In January 2010, TVAX Founders agreed to subordinate the payment of all amounts due and owing under the promissory note to TVAX LLC’s obligations to TVAX Investors, LLC. On September 27, 2010, TVAX LLC paid interest totaling $5,777 to TVAX Founders. On July 21, 2011, TVAX LLC paid $103,255 to TVAX Founders in full satisfaction of all amounts due under the November 2009 promissory note.

Rex E. Wiggins

On January 3, 2009, the Company entered into a consulting agreement with Rex E. Wiggins, pursuant to which it paid $87,500 to Mr. Wiggins. The consulting agreement was terminated on January 15, 2010.

Kip A. Wiggins

Kip A. Wiggins is the brother of Rex Wiggins, a director and executive officer of the Company. On December 22, 2009, TVAX LLC borrowed $20,001 from Mr. Wiggins pursuant to the terms of a promissory note at an interest rate of a 4% per annum. Mr. Wiggins assigned the note to TVAX Investors, LLC on January 7, 2010. From April 9, 2010 through March 10, 2011, TVAX LLC sold 30,000 Series C Preferred Units to Mr. Wiggins for a total of $67,200.

TVAX Investors, LLC

TVAX Investors, LLC (“TVAX Investors”) was an investment vehicle formed by certain unrelated investors for the purpose of acquiring and holding our securities which was managed by a Board of Managers. Peter C. Brown, one of our directors, owned an interest in, and served on the Board of Managers of, TVAX Investors. None of our other directors or employees owned any interest in TVAX Investors or served on its Board of Managers. Prior to its dissolution on July 27, 2011, TVAX Investors owned more than 5% of Series C Preferred Stock of the Company. On January 15, 2010, TVAX LLC received gross proceeds of $1,700,386 from the sale of a convertible note and granted a detachable warrant (described below) in a private placement to TVAX Investors. On July 23, 2010, TVAX LLC received gross proceeds of $300,005 from the sale of a convertible note and granted a detachable warrant (described below) in a private placement to TVAX Investors. The Convertible Notes accrued interest at a rate equal to 8% per annum, and had an original maturity date of January 15, 2013, unless converted prior thereto. The Convertible Notes were automatically convertible into Series C Preferred Units at a conversion price equal to $2.24. No payments of principal or interest were made under the notes prior to July 15, 2011, when TVAX Investors converted all principal and unpaid interest on the notes into 995,791 Series C Preferred Units of TVAX LLC. The Series C Preferred Units were subsequently exchanged for Series C Preferred Stock in the Company in an exchange offering with TVAX LLC.

On January 15, 2010, TVAX LLC granted TVAX Investors a warrant to purchase 1,133,591 Series C Units in connection with the sale of a convertible note (described above). On July 23, 2010, TVAX LLC granted TVAX Investors a warrant to purchase 200,003 Series C Units in connection with the sale of a convertible note (described above). The warrants have an exercise of $1.50 per share, and at July 15, 2011 are convertible into 1,333,594 shares of Series C Preferred Stock. At the date of issuance, these warrants were valued at $876,912.

On July 15, 2011, TVAX LLC issued TVAX Investors a Contingent Warrant to purchase 109,148 of its Series C Preferred Units at a price per unit of $1.50. The Contingent Warrant was issued to the holders of the Convertible Notes as an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to the original Note termination date. The Warrant becomes exercisable for such period of time (i) commencing on the earlier of (A) the close of business on September 30, 2012 if the Company has not completed a Public Offering prior to that time, or (B) the date of a Change in Control of TVAX LLC or the Company that occurs prior to September 30, 2012, and ending on the earlier of July 15, 2016 or the consummation of a Public Offering prior to the close of business on September 30, 2012. At the date of issuance, the Contingent Warrant was valued at $64,397.

On July 15, 2011, the Company paid $130,000 in legal fees on behalf of TVAX Investors, LLC. The payment was made pursuant to the terms of the Note and Warrant Purchase Agreement and the Amended and Restated Warrant Purchase Agreement, both of which require TVAX LLC to pay attorneys’ fees incurred by TVAX Investors in connection with the consummation of all of the transactions contemplated by the warrant agreements and certain other investment documents.

The Convertible Notes were secured by all of the Company’s assets, including U.S. patent 6,406,699. TVAX Investors, LLC terminated its security interests in the Company’s assets by filing a UCC termination statement on July 20, 2011. In addition, the holders of the Convertible Notes and Warrants were named as beneficiaries to a $2,000,000 life insurance policy on Gary W. Wood.

Upon dissolution, TVAX Investors distributed the securities held by it to its members on a pro rata basis.

PRINCIPAL STOCKHOLDERS

The table below sets forth information, as of December 31, 2011 (unless otherwise indicated below), with respect to the beneficial ownership of shares of common stock by: (a) each person known to us to own beneficially more than 5% of the aggregate shares of common stock outstanding, (b) each director and proposed director, (c) each named executive officer in the Summary Compensation Table, and (d) the executive officers and directors of our company as a group. Each of the persons, or group of persons, in the table below has sole voting power and sole dispositive power as to all of the shares of common stock shown as beneficially owned by them, except as otherwise indicated. TVAX Founders, LLC, a limited liability company with seven members, holds 2,933,667 shares, or 82.2%, of our outstanding common stock. Dr. Wood is the sole manager of TVAX Founders and owns 85.5% of its membership interests. We expect that TVAX Founders will be liquidated following completion of this offering and the shares of our common stock held by TVAX Founders will be distributed to its members in proportion to their interests.

		Percent of Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares	Before Offering	After Offering (1)
TVAX Founders LLC (2)	2,933,667	82.2%	37.4%
Gary W. Wood (3)	3,205,367	89.9%	40.8%
Rex E. Wiggins (4)	126,033	3.5%	1.6%
Frank Holladay (5)	—	*	*
Patrick Fields (6)	1,482	*	*
Catherine E. Lucasey (7)	71,250	2.0%	*
Timothy A. Wurst (8)	88,350	2.5%	1.1%
Peter C. Brown (9)	79,502	2.2%	1.0%
Wesley Griffitt (10)	4,564	*	*
Barry Skikne	—	*	*
Lowell Tilzer (11)	—	*	*
All directors, proposed directors and executive officers as a group (10 persons)	3,576,548	97.9%	45.6%

*	Less than 1%
(1)	Assumes this offering was completed on February 10, 2012 and the automatic conversion of all outstanding shares of preferred stock (including accumulated dividends) as of that date.
(2)	Dr. Wood is the sole manager of TVAX Founders and has sole voting and dispositive power over the shares held by Founders. The address for Dr. Wood and TVAX Founders is 8006 Reeder Street, Lenexa, Kansas 66214.
(3)	Includes (i) 2,933,667 shares held by TVAX Founders, and (ii) 57,000 shares of our restricted common stock which are subject to forfeiture pursuant to the terms of the grant thereof.
(4)	Includes (i) 47,500 shares of restricted common stock, (ii) 14,250 shares of our common stock held in trust for Mr. Wiggins’ sons, of which Mr. Wiggins is the trustee, and (iii) 14,250 shares of our common stock held in trust for the sons of Mr. Wiggins’ spouse, of which Mr. Wiggins’ spouse is the trustee.
(5)	Excludes 55,740 shares of our common stock representing Dr. Holladay’s pecuniary interest in the shares held by TVAX Founders.
(6)	Includes 1,482 shares of our common stock issuable upon conversion of 4,208 shares of our Series C Preferred Stock.
(7)	Includes 39,583 shares of restricted common stock, and excludes 132,015 shares of our common stock representing Ms. Lucasey’s pecuniary interest in the shares held by TVAX Founders.
(8)	Includes 47,500 shares of restricted common stock.

(9)	Includes (i) 16,767 shares of our common stock issuable upon conversion of 47,618 shares of our Series C Preferred Stock held by Grassmere Kansas Angel Investments, LLC, a company controlled by Mr. Brown, and (ii) 27,750 shares of our common stock issuable upon conversion of 78,811 shares of our Series C Preferred Stock and 34,985 shares of our common stock issuable upon exercise of Series C Warrants held by Grassmere Partners, LLC, a company controlled by Mr. Brown.
(10)	Includes 4,564 shares of our common stock issuable upon conversion of 11,160 shares of our Series C Preferred Stock. Excludes 55,740 shares of our common stock representing Dr. Griffitt’s pecuniary interest in the shares held by TVAX Founders.
(11)	Excludes 69,821 shares of our common stock representing Dr. Tilzer’s pecuniary interest in the shares held by TVAX Founders.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, copies of which we have filed with the Securities and Exchange Commission, or SEC, as exhibits to our registration statement of which this prospectus forms a part. Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 3,200,000 shares of preferred stock are designated Series A Preferred Stock, 1,200,000 shares of preferred stock are designated Series B Preferred Stock, and 5,200,000 shares of preferred stock are designated Series C Preferred Stock.

As of December 31, 2011, we had issued and outstanding:

•	3,567,000 shares of our common stock held by 19 stockholders of record;

•	1,968,567 shares of our Series A Preferred Stock held by 14 stockholders of record; and

•	1,200,000 shares of our Series B Preferred Stock held by 15 stockholders of record.

•	3,663,136 shares of our Series C Preferred Stock held by 140 stockholders of record.

Upon completion of this offering, all of the shares of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will automatically convert into shares of Common Stock, as shown in the table below.

Series of Preferred Stock	Aggregate Number of Shares of Common Stock Issuable Upon Conversion(1)
Series A Preferred Stock	694,636
Series B Preferred Stock	280,000
Series C Preferred Stock	1,307,210

(1)	Assumes (i) a closing date of this offering of February 10, 2012, and (ii) an initial offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus. Because the number of shares of common stock issuable upon automatic conversion of the Series A Preferred Stock and Series C Preferred Stock depends upon the date of the closing of the offering due to the undistributed preferred return on the preferred instruments, and the number of shares of common stock issuable upon automatic conversion of the Series B Preferred Stock depends upon the initial public offering price per share in this offering, the actual number of shares of common stock issuable upon such exercise will likely differ from the respective number of shares set forth above.

As of December 31, 2011, we had outstanding warrants to purchase 444,531 shares of our common stock at an exercise price of $4.50 per share and warrants convertible into an aggregate of 109,148 shares of Series C Preferred Stock that will not be exercisable unless this offering has not been completed by September 30, 2012 or unless there is a change in control of the company that occurs before September 30, 2012.

Common Stock

General. The common stock represents equity interests in our company and generally has traditional features of common stock, including dividend, voting and liquidation rights. When we use the term “common stock” in this document, we are referring to the common stock of the Company. See “—Dividends” and “—Liquidation.”

Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to the limitations under Delaware corporation law and any preferences that may be applicable to the Series A Preferred Stock, the Series C Preferred Stock or any other then-outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of Series A Preferred Stock, the Series C Preferred Stock or any other then-outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of the Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock or any class or series of preferred stock that we may designate in the future.

Fully paid and Nonassessable. All of our outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued in this offering, when they are paid for, will be fully paid and nonassessable.

Preferred Stock

Under the certificate of incorporation, our Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

We have three classes of preferred stock outstanding, the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock. At the closing of an initial public offering, the shares of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock will automatically convert into shares of common stock. See “—Series A Preferred Stock—Conversion”, “—Series B Preferred Stock —Conversion” and “—Series C Preferred Stock—Automatic Conversion.”

Series A Preferred Stock

General. The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 3,200,000 shares, par value $0.01 per share, having an initial liquidation preference amount of $1.00 per share. The Series A Preferred Stock has no maturity date.

Dividend Rate. Dividends on the Series A Preferred Stock are payable only when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1.00 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of 10% per annum. Dividends on the Series A Preferred Stock are cumulative. In addition, we are obligated to pay holders of the Series A Preferred Stock on a pro rata basis any dividend paid on common stock, on a pro rata basis as if the shares of Series A Preferred Stock had been converted into common stock. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. Subject to the preferential rights of the Series C Preferred Stock, so long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Securities (other than dividends payable solely in common stock or other Junior Securities), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock or Series A Junior Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full. “Series A Junior Securities” means our common stock, and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of the Company or proceeds available for distribution to our stockholders, subject to any rights of our creditors and the preferential rights of the Series C Preferred Stock, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1.00 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to stockholders are sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, the holders of the Series A Preferred Stock, Series C Preferred Stock and common stock will share ratably in the distribution on a pro rata basis as if the shares of Series A Preferred Stock and Series C Preferred Stock had been converted into common stock.

For purposes of the liquidation rights of the Series A Preferred Stock, (i) a sale, transfer or issuance of voting securities, merger, consolidation or other transaction involving the Company that results in the existing stockholders no longer holding a majority of the voting stock, or (ii) a sale, lease, transfer, license or other disposition of all or substantially all of the assets of the Company will constitute a liquidation, dissolution or winding up of the Company unless waived by the holders of a majority of the shares of Series C Preferred Stock.

Redemption and Repurchases. Subject to the preferential rights of the Series C Preferred Stock, at any time after January 15, 2016, or in the event of a default, all or any portion of the shares of Series A Preferred Stock may be redeemed at the request of the holders of at 70% of the shares of outstanding Series A Preferred Stock for cash per share equal to $1.00 plus all accrued and unpaid dividends. If the funds available for the redemption of the Series C Preferred Stock are insufficient to make the required payments for shares subject to a request for redemption and the exercise of put rights of the Series C Warrants, the funds that are available will be distributed first ratably to the holders of shares of Series C Preferred Stock subject to a redemption request and the parties entitled to put payments under Series C Warrants, and then ratably among the holders of Series A Preferred Stock subject to a redemption request. When additional funds are legally available, the Company must use those for the redemption payments for Series A Preferred Stock and Series C Preferred Stock, and for repurchase payments for the put rights of Series C Warrants as adjusted for unpaid and accrued interest. The redemption rights for holders of Series A Preferred Stock and Series C Preferred Stock terminate upon a “Qualified Public Offering.” A Qualified Public Offering means the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of shares of common stock of the Company with gross cash proceeds to the Company (before underwriting discounts, commissions and fees) of at least $30,000,000 and with a pre-money value of the common stock (on a fully-diluted basis) of at least $150,000,000.

Conversion. Upon the closing of an underwritten initial public offering by the Company, or at the election of the holders of a majority of the shares of Series A Preferred Stock, each share of Series A Preferred Stock will convert into one-third of a share of common stock, subject to adjustment for stock splits and combinations, dividends, reclassifications, exchanges, substitutions, reorganizations, mergers, consolidations, sales of assets or sales of common stock below the conversion price and events of default. Immediately prior to any conversion the holder of Series A Preferred Stock may elect to receive any accrued and unpaid dividends in cash or in shares of common stock.

Voting Rights. Each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A Preferred Stock are convertible.

Series B Preferred Stock

General. The Series B Preferred Stock constitutes a single series of our preferred stock, consisting of 1,200,000 shares, par value $0.01 per share, having a liquidation preference amount of $1.24 per share. The Series B Preferred Stock has no maturity date.

Dividend Rate. Shares of the Series B Preferred Stock are entitled to receive no dividends or other distributions, other than those related to the liquidation rights discussed below.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Stock will be entitled to receive for each share of Series B Preferred Stock, out of the assets of the Company or proceeds available for distribution to our stockholders, subject to any rights of our creditors and the preferential rights of the Series A Preferred Stock and Series C Preferred Stock, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series B Preferred Stock, payment of an amount equal to the sum of $1.24 per share.

For purposes of the liquidation rights of the Series B Preferred Stock, (i) a sale, transfer or issuance of voting securities, merger, consolidation or other transaction involving the Company that results in the existing stockholders no longer holding a majority of the voting stock, or (ii) a sale, lease, transfer, license or other disposition of all or substantially all of the assets of the Company will constitute a liquidation, dissolution or winding up of the Company unless waived by the holders of a majority of the shares of Series C Preferred Stock.

Redemption and Repurchases. The Series B Preferred Stock has no redemption or repurchase rights, and is not subject to redemption at the option of the Company.

Conversion. Upon the earlier of (1) June 9, 2014 (in the case of Series B Preferred Stock designated as subseries B-1) or November 15, 2015 (in the case of Series B Preferred Stock designated as subseries B-2), or (2) the closing of an underwritten initial public offering by the Company, each share of Series B Preferred Stock will automatically convert into the number of shares of common stock determined by subtracting the preference amount of the Series A Preferred Stock (initially $3.00) from the fair market value of a share of common stock and dividing the result by the fair market value of a share of common stock. The fair market value of a share of common stock is the average daily closing price for the ten consecutive trading days immediately prior to the conversion date.

In addition, any holder of Series B Preferred Stock may convert all or part of such holder’s shares of Series B Preferred Stock into a number of shares of Series A Preferred Stock determined by subtracting the Series B Conversion Price (initially $1.00) from the fair market value of a share of Series A Preferred Stock and dividing the result by the fair market value of a share of Series A Preferred Stock.

Voting Rights. Except as required by law, shares of Series B Preferred Stock have no voting rights.

Series C Preferred Stock

General. The Series C Preferred Stock constitutes a single series of our preferred stock, consisting of 5,200,000 shares, par value $0.01 per share, having a liquidation preference amount of $2.24 per share. The Series C Preferred Stock has no maturity date.

Dividend Rate. Dividends on the Series C Preferred Stock are payable only when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $2.24 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of 12% per annum, which increases upon certain events of default. See “—Default Rights” below. Dividends on the Series C Preferred Stock are cumulative. In addition, we are obligated to pay holders of the Series C Preferred Stock on a pro rata basis any dividend paid on common stock, on a pro rata basis as if the shares of Series C Preferred Stock had been converted into common stock. There is no sinking fund with respect to dividends on the Series C Preferred Stock.

Priority of Dividends. So long as the Series C Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Series C Junior Securities (other than dividends payable solely in common stock or other Junior Securities), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock or Junior Stock unless all accrued and unpaid dividends on the Series C Preferred Stock for all past dividend periods are paid in full. “Series C Junior Securities” means our common stock, Series A Preferred Stock and any other class or series of our stock, the terms of which expressly provide that it ranks junior to the Series C Preferred Stock as to dividend rights.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the Series C Preferred Stock will be entitled to receive for each share of Series C Preferred Stock, out of the assets of the Company or proceeds available for distribution to our stockholders, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock, the Series A Preferred Stock, the Series B Preferred Stock and any other class or series of our stock ranking junior to the Series C Preferred Stock, payment of an amount equal to the sum of (i) the $2.24 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series C Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to stockholders are sufficient to fully pay the preferred liquidation payments owing to the holders of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, the holders of the Series A Preferred Stock, Series C Preferred Stock and common stock will share ratably in the distribution on a pro rata basis as if the shares of Series A Preferred Stock and Series C Preferred Stock had been converted into common stock.

For purposes of the liquidation rights of the Series C Preferred Stock, (i) a sale, transfer or issuance of voting securities, merger, consolidation or other transaction involving the Company that results in the existing stockholders no longer holding a majority of the voting stock, or (ii) a sale, lease, transfer, license or other disposition of all or substantially all of the assets of the Company will constitute a liquidation, dissolution or winding up of the Company unless waited by the holders of a majority of the shares of Series C Preferred Stock.

Redemption and Repurchases. At any time after January 15, 2015, or in the event of a default, all or any portion of the shares of Series C Preferred Stock may be redeemed at the request of the holders of at 70% of the shares of outstanding Series C Preferred Stock for cash per share equal to $2.24 plus all accrued and unpaid dividends. If the funds available for the redemption of the Series C Preferred Stock are insufficient to make the required payments for shares subject to a request for redemption and the exercise of put rights of the Series C Warrants, the funds that are available will be distributed ratably to the holders of shares of Series C Preferred Stock subject to a redemption request and the parties entitled to put payments under Series C Warrants. When additional funds are legally available, the Company must use those for the redemption payments for Series C Preferred Stock, and for repurchase payments for the put rights of Series C Warrants as adjusted for unpaid and accrued interest. The redemption rights for holders of Series C Preferred Stock terminate upon a Qualified Public Offering.

Optional Conversion. At the option of the holder of shares of Series C Preferred Stock, each share of Series C Preferred Stock will convert into one-third of a share of common stock, subject to adjustment for stock splits and combinations, dividends, reclassifications, exchanges, substitutions, reorganizations, mergers, consolidations, sales of assets or sales common stock below the conversion price and events of default.

Immediately prior to any conversion the holder of Series C Preferred Stock may elect to receive any accrued and unpaid dividends in cash or in shares of common stock.

Automatic Conversion. Upon the closing of an underwritten initial public offering by the Company, each share of Series C Preferred Stock will convert into one-third of a share of common stock, plus a number of shares representing accrued, unpaid dividends through the conversion date calculated at a value of $6.72 per share. The conversion rate is subject to adjustment for stock splits and combinations, dividends, reclassifications, exchanges, substitutions, reorganizations, mergers, consolidations, sales of assets or sales of common stock below the conversion price and events of default.

Voting Rights. Each share of Series C Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Series C Preferred Stock are convertible.

Restrictions. In addition to any other vote or consent required by Delaware law or by our Articles of Incorporation, the vote or consent of the holders of at least 50% of the outstanding shares of Series C Preferred Stock, voting as a separate class, is required in order to do the following:

(i) make any loan or advance to, or own any stock or other securities of, any entity other than a wholly-owned subsidiary;

(ii) make any loans or advances to any person except for reasonable advances to employees and expenditures in the ordinary course of business;

(iii) create, incur, assume or suffer to exist any indebtedness individually or in the aggregate in excess of $100,000, except for trade accounts and indebtedness reflected in the then-current annual budget of the Company approved by the Board of Directors;

(iv) acquire any interest in any entity or business or enter into any joint venture or strategic relationship;

(v) change the principal business of the Company;

(vi) grant a security interest or place any other encumbrance on or otherwise dispose of any material asset or technology of the Company or any of its intellectual property rights;

(vii) enter into any contract or lease for a term of longer than one year;

(viii) settle or compromise any litigation involving any of its intellectual property rights or otherwise involving any amount in controversy in excess of $25,000;

(ix) approve or authorize any filing under the Federal Bankruptcy Code or any other insolvency laws or commence any action under any of the foregoing;

(x) liquidate, dissolve or wind-up its business and affairs or convert to any other type of business entity or cause the conversion of any of its equity securities;

(xi) make any amendment or alteration to or repeal the Certificate of Incorporation, directly or indirectly, whether by merger, conversion, operation of law or otherwise;

(xii) create or authorize the creation of any other security of the Company convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series C Preferred Stock;

(xiii) reclassify, alter or amend any equity security having rights, preferences or privileges junior to or on parity with the Series C Preferred Stock;

(xiv) redeem, acquire, purchase or retire any stock of the Company;

(xv) declare, pay or make any distributions by the Company, except for distributions on the Series C Preferred Stock;

(xvi) take any action or fail to take any action that would materially and adversely affect the rights, preferences and privileges of the Series C Preferred Stock; or

(xvii) agree to do any of the foregoing.

Default Rights. Upon an event of default, the holders of shares of Series A Preferred Stock and Series C Preferred Stock are entitled to exercise the redemption rights set forth above. In addition, the applicable dividend rate for the Series C Preferred Stock will increase 2% upon the occurrence of a default capable of cure, and will increase automatically by 1% for each 30-day period that the default remains uncured. Any increase in the dividend resulting from a default capable of cure will terminate on the date that no default exists. For a default not capable of cure, the applicable dividend for the Series C Preferred Stock will increase by an increment of 5%. In the event of any default, the holders of 70% of the Series C Preferred Stock will have the power to increase the size of the Board of Directors and to appoint or elect the number of new members of the Board that would constitute a majority of the Board of Directors. An event of default includes, among other things, the failure to pay amounts when due, breaches of certain agreements, an assignment for the benefit of creditors, the termination of the investment documents, and any event that causes the cessation of the conduct of our business.

Series C Warrants

As of December 31, 2011, there were warrants outstanding to purchase an aggregate of 1,442,742.99 Series C Preferred Units of TVAX Biomedical I, LLC at an exercise price of $1.50 per share, which, upon exercise, will be immediately converted into 1,442,742.99 shares of Series C Preferred Stock. Of these, warrants convertible into an aggregate of 109,147.99 shares of Series C Preferred Stock will not be exercisable unless this offering has not been completed by September 30, 2012 or unless there is a change in control of the company that occurs before September 30, 2012. Upon the completion of this offering, the warrants to purchase shares of Series C Preferred Stock will convert into warrants to purchase shares of common stock. See “—Series C Preferred Stock —Automatic Conversion” above.

The warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

The warrants contain a put right that give the holder the right to cause the company to repurchase the shares issuable upon the exercise of the warrant in the event that a Qualified Public Offering has not occurred and the securities issuable upon exercise of the warrant have not been listed on a national securities exchange.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Delaware law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our certificate of incorporation and bylaws:

•

permit our Board of Directors to issue up to 10,000,000 shares of preferred stock (less shares previously designated as a separate class), with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected subject to any limitation imposed by law, by the holders of at least two-thirds of the voting power of our then outstanding capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our Board of Directors into three classes with staggered, three-year terms;

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our President or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Our charter also provides that certain business combinations (for example, mergers, consolidations, share exchanges, significant asset sales or dispositions and significant stock issuances) involving an “interested stockholder” of the Company require, in addition to any vote required by law, the approval of the holders of (i) at least 80% of the voting power of the outstanding shares of stock, voting together as a single class, and (ii) at least a majority of the voting power of the outstanding shares of stock not beneficially owned by an interested stockholder or an affiliate or associate of an interested stockholder unless a majority of the disinterested directors have approved the business combination. An “interested stockholder” generally means a person who is a greater than 15% stockholder of the Company or who is an affiliate of the Company and at any time within the past two years was a greater than 15% stockholder of the Company.

Registration Rights

Under an investor rights agreement, following the completion of this offering, the holders of 5,848,846 shares of common stock and shares of common stock issuable upon the exercise of Series C Warrants to purchase 444,531 shares of common stock, or their transferees, will have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, subject to specified exemptions, conditions and limitations.

Beginning six months after the closing of this offering, subject to specified limitations, these stockholders may require that we register all or part of these securities for sale under the Securities Act on two occasions. In addition, these stockholders may from time to time make demand for registrations on Form S-3, a short form registration statement, when we are eligible to use this form.

If we register any of our common stock, either for our own account or for the account of other security holders, these stockholders are entitled to notice of the registration and to include their shares of common stock in the registration.

Other than in a demand registration, with specified exceptions, a holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

Transfer Agent and Registrar

Upon completion of this offering , the transfer agent and registrar for our common stock will be Computershare Trust Co., N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 662-7232.

NASDAQ Capital Market Stock Exchange

Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “TVAX,” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of December 31, 2011, upon completion of this offering, 7,848,846 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of warrants prior to the completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 5,848,846 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	approximately 877,000 restricted shares will be eligible for immediate sale upon the completion of this offering; and

•

approximately 4,972,000 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Additionally, all of the shares of restricted common stock will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below under “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701. However, all of the Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, our officers, directors and certain of our stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representative of the underwriters may, in its sole discretion, at any time, release all or any portion of the shares from the restrictions in any such agreement, subject to compliance with certain notice requirements.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs and is publicly announced; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period.

In this case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release of the material news or the occurrence of the material event.

The lock-up agreements signed by our securityholders generally permit them, among other customary exceptions, to make bona fide gifts to their immediate family, to transfer securities to trusts for their or their immediate family’s benefit and, if the securityholder is a partnership, limited liability company or corporation, to transfer securities to its partners, members or stockholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the lock-up period.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 5,848,846 shares of our common stock and shares of our common stock issuable upon the exercise of Series C Warrants to purchase 444,531 shares of common stock will have the right to require us to register their shares for resale under the Securities Act, beginning six months after the date of this prospectus. Registration of these shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely affect the trading price of our common stock. These registration rights are described in more detail under the caption “Description of Capital Stock and Warrants — Registration Rights.”

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, acting as the representative of the underwriters named below, with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of common stock provided below opposite their resective names.

Underwriters	Number of Shares
Roth Capital Partners, LLC
Cantor Fitzgerald & Co.
Aegis Capital Corp.

Total	2,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares of common stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above for which the option has been exercised.

Discounts, Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over- Allotment Option

Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,900,000. We have agreed to reimburse the underwriters for certain out-of-pocket expenses.

No Public Market

Prior to this offering, there has not been a public market for our common stock in the United States and the public offering price for our common stock will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

No assurance can be given that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers, directors and certain of our stockholders have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representative. This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 180-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least two business days before the release or waiver or any lock-up agreement, the representative must notify us of the impending release or waiver and announce the impending release or waiver through a major news service.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

NOTICE TO INVESTORS

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares offered hereby are “securities.”

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri. The underwriters are being represented by Lowenstein Sandler PC, Roseland, New Jersey.

EXPERTS

The consolidated financial statements of TVAX Biomedical, Inc. (a development stage enterprise), as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and for the period from November 1, 2004 (inception) through December 31, 2010 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Except for (i) 1,583 shares of common stock of the Company, (ii) warrants to purchase 13,361 shares of Series C Preferred Stock of the Company, and (iii) 77,831 shares of Series C Preferred Stock of the Company beneficially owned by Stinson Morrison Hecker LLP and its partners, no expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement, or other document are not necessarily complete. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy all or any portion of the registration statement or any other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms.

Upon completion of this offering, we will be subject to the information reporting requirement of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.tvaxbiomedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

GLOSSARY

The following is an explanation of the technical terms used throughout this prospectus.

Adjuvant treatment:	Any treatment given after the primary treatment to improve the chances of increased benefit. Adjuvant therapy may include chemotherapy, immunotherapy, radiation therapy, hormone therapy, biological therapy or any and all of the above.

Adverse event:	An adverse event is any adverse change in health or side effect that occurs in a person who participates in a clinical trial while the patient is receiving the treatment (study medication, application of the study device, etc.) or within a previously specified period of time after the treatment has been completed. Adverse events are graded 1-5 using standard common toxicity criteria developed by the United States National Institutes of Health. Grade 3-5 adverse events are defined as serious adverse events.

Anti-angiogenesis:	Cancer therapy that consists of using drugs designed to prevent the formation of new blood vessels in order to slow the growth or spread of tumors.

Antigen:	A protein that is recognized as foreign by the immune system and that has the ability to induce a specific immune response.

Antigen specific effector (killer) T cells:	Immune cells that are responsible for selectively killing and eliminating cancer cells and many infectious agents, including viruses, from the body. Along with antibodies, these cells are responsible for the immune protective and therapeutic effects of the adaptive immune system.

Apheresis:	A procedure during which blood is drawn and separated into its components by a process similar to dialysis where some components are retained and some are returned to the donor.

Astrocytoma:	A tumor that begins in the brain or spinal cord in small, star-shaped cells called astrocytes that are a subset of glial cells. Grade IV astrocytomas are generally referred to as glioblastoma multiforme.

B Cells:	One of the three main cell types contained in the portion of the immune system that is responsible for antigen-specific immunity. B cells produce antibodies, which mediate other functions of the adaptive immune system.

Biopsy:	A medical test involving the removal of cells or tissues for examination; the medical removal of tissue from a living subject for the purpose of determining the presence or extent of a disease.

Biotherapeutics:	The field encompassing therapeutic materials produced using biological means, including immunologic and recombinant DNA technology.

Carcinoma:	The most common type of cancer occurring in humans, a carcinoma is a cancer that begins in a tissue that lines the inner or outer surfaces of the body.

Cell infusion:	Delivery of cells by injection from an infusion bag into a blood vessel generally over a period of time.

Cell mediated immunity:	An adaptive immune response produced by antigen specific effector T cells.

Clinical trial:	Any investigation in humans intended to discover or verify the effects of an investigational drug or biological or new use of an already marketed drug or biological, and/or to identify any adverse reactions to the investigational drug or biological with the object of determining safety and/or efficacy of the studied use. The terms “clinical trial” and “clinical study” are synonymous.

Common toxicity criteria (CTC):	A standardized classification of side effects used in assessing toxicities during clinical trials.

Conformal:	Term used to describe image guided radiotherapy that is focused on the edges of surgically resected cancers. Designed to conform to the site and shape of the cancer so as to limit damage to normal tissue.

Cytokine:	Any of a number of substances, such as interferons, interleukins, and growth factors that control communications between cells. Distinguished from hormones by the fact that they only act locally on adjacent cells in the same area where they are produced.

Cytotoxic chemotherapy:	Chemicals or drugs that kill cells, especially cancer cells. Their side effects are typically related to the fact that they kill healthy normal cells in addition to cancer cells.

Dendritic cell:	A type of immune cell that is specialized to process and present antigens to T cells. Therefore, also called antigen presenting cells. Dendritic cells are present in tissues in contact with the external environment, such as the skin and the inner lining of the nose, lungs, stomach and intestines and can also be found in an immature state in the blood. Dendritic cells carry antigens from body surfaces to lymphoid tissue where the processed antigen is presented to T cells in a form that leads to the generation of an adaptive immune response.

DNA (deoxyribonucleic acid):	A linear polymer found in the nucleus of a cell that encodes the cell’s genetic information.

Efficacy:	The ability to produce a desired favorable effect in treating or preventing the studied disease or condition.

Food and Drug Administration (FDA):	The branch of the U.S. Department of Health and Human Services responsible for regulating the approval and use of drugs, medical devices, cosmetics, and foods.

Glioma:	A primary brain tumor that originates from non-neuronal supportive cells of the brain, called glial cells.

Good Clinical Practices (GCP):	National and international regulatory guidelines for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials that provides assurance that the data and reported results are credible and accurate, and that the rights, integrity, and confidentiality of trial participants are respected and protected.

Good Manufacturing Practices (GMP):	National and international regulatory guidelines designed to insure consistent manufacturing of safe and effective medical products.

Grade:	A description of a tumor based on how abnormal the cancer cells look under a microscope and how quickly the tumor is likely to grow and spread. Grading systems are different for each type of cancer but are but are generally scored from 1-4 with grade IV being the most malignant.

Granulocyte Macrophage Colony Stimulating Factor (GM-CSF):	A cytokine that functions as a white blood cell growth factor, specific for granulocyte and macrophage stem cells. GM-CSF also has the ability to activate dendritic cells. This latter property is responsible for GM-CSF’s potency as an immunological adjuvant.

Growth factor:	A naturally occurring substance capable of stimulating cellular growth, proliferation and cellular differentiation.

Hypoxia:	Deficiency in the amount of oxygen reaching the tissues.

Immune:	An individual’s ability to protect itself from a disease causing agent by virtue of having or producing antibodies or lymphocytes capable of reacting with a specific antigen associated with that agent. Also, generally refers to an individual’s ability to resist disease-causing agents by any means.

Immunogenic:	Relating to or denoting substances able to stimulate an immune response.

Immunogenicity:	Ability of a particular substance, specifically an antigen or complex of antigens, to provoke an immune response in the body.

Immunological Adjuvant:	A chemical or biological agent that enhances an immune response.

Immunotherapeutic:	Treatment of disease by inducing, enhancing or suppressing an immune response.

Institutional Review Board (IRB):	Also known in some countries as the Ethics Review Board, or ERB. This is the panel of experts at a clinical trial site that conducts a scientific and ethical review of a study protocol and then authorizes that specific institution to participate in the study protocol. The IRB or ERB is charged with insuring that the rights of study participants are protected and that each participant enrolled in the trial has given their fully informed consent to participate in the clinical trial.

Interleukin-2 (IL-2):	A cytokine that is produced by T cells and stimulates T cells to multiply.

Investigational New Drug Application (IND):	Application to the FDA for authorization to begin to test a drug or biologic in humans. May be filed by individuals, research institutions or companies. The IND becomes effective, if the FDA does not disapprove it within 30 days or implement a ‘clinical hold’, which prevents the applicant from treating a patient until all issues have been resolved. The IND shows results of previous experiments; how, where and by whom the new studies will be conducted; a full description of the agent being evaluated; how it is thought to work in the human body; any toxic effects found in the animal studies; and how the agent is manufactured. All study protocols to test the agent are recorded under the IND number. All clinical trials being performed using one of those protocols must be reviewed and approved in advance by the IRB where the trials will be conducted (in Europe, the ERB).

Investigator (or clinical investigator):	A health care professional responsible for the conduct of a clinical trial at a clinical trial site and who coordinates with the study sponsor and the IRB. If a trial is conducted by a team of individuals at a trial site, the investigator is the responsible leader of the team and may also be called the principal investigator.

Irradiated:	Exposed to radiation, as for diagnostic or therapeutic purposes. Radiation damages DNA in such a way as to render cells replication incompetent. Cancer cells can be exposed to a sufficiently high dose of radiation to render them completely incapable of replicating.

Killer T cell:	A fully differentiated T cell that functions in cell-mediated immunity by attacking and killing target cells that have specific surface antigens.

Macrophage:	A multifunctional white blood cell that specializes in engulfing invading microorganisms. Additional functions of macrophages include the ability to be activated to kill cancer cells, the ability to function as antigen presenting cells (dendritic cells) and the ability to be activated to suppress immune responses.

Malignant/Malignancy:	A tumor that is capable of spreading beyond its site of origin, often to other regions of the body and ultimately producing death, if left untreated. Compared to benign tumor that only grows locally and generally can be cured surgically. Synonymous with cancer.

Malignant transformation:	The process by which normal cells become cancer cells.

Metastatic:	Cancer that has spread from its site of origin to another location in the body.

Monoclonal antibodies:	Antibodies that all have an identical structure because they are made by a population of identical immune cells that is a clone derived from a single parent cell.

Mucositis:	The inflammation and ulceration of the mucous membranes lining the digestive tract, usually as an adverse effect of chemotherapy and radiotherapy treatment for cancer.

New Drug Application (NDA):	An application to the FDA for marketing approval for a drug. Same as a BLA, but applies to drugs, not biologicals. Applications are reviewed by the Center for Drug Evaluation and Research (CDER) the division of the FDA that is responsible for drug regulation.

Orphan product designation:	A special status granted by the Orphan Drug Act (“ODA”) to a product to treat a rare disease or condition upon request from a sponsor. The product and condition that it’s designated to treat must meet certain criteria in order to achieve Orphan Product Designation. Orphan Product Designation generally requires either of the following: (1) the disease or condition for which the product is intended has a prevalence that totals fewer than 200,000 people in the United States or, if the drug is a vaccine, diagnostic drug or preventive drug, the persons to whom the drug will be administered in the United States are fewer than 200,000 per year, or (2) for a drug intended for diseases or conditions affecting 200,000 or more people, or for a vaccine, diagnostic drug, or preventive drug to be administered to 200,000 or more persons per year in the United States, there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan product status gives a product certain benefits, the most important of which is a period of seven years of marketing exclusivity following FDA marketing approval. Similar regulations exist in the European Union.

Personalized immunotherapy:	Immunotherapy that was tested in clinical studies employing the same scientific principles and same general technical approach as were used in TVAX Immunotherapy but where the studies were not performed by TVAX founders.

Phase I:	A phase I clinical trial is the first step in testing a new investigational medication (or new use of a marketed medication) in humans. Phase I studies are mainly concerned with evaluating a medication’s safety, including the safe dosage range. Except for medications used to treat cancer, phase I clinical trials are usually conducted in healthy individuals and are not intended to treat disease or illness. Because cancer can be such a life-threatening condition and many effective anti-cancer agents have high toxicity, phase I trials with anti-cancer medications are usually carried out in patients who already have the disease and who have failed standard of care treatments. Phase I studies may provide a preliminary insight into the medication’s efficacy.

Phase II:

Phase II clinical trials involve subjects who have the disease or condition to be treated with the test medication. These trials are designed to acquire more information on the safety of the new treatment and to begin to determine how effective the new treatment could be in the targeted disease or condition. Phase II studies may also be performed to determine optimal dosing and delivery regimens. Many different study designs may be employed in Phase II, including small randomized studies. Patients are carefully monitored for side effects and for any improvement in their illness, symptoms, or both.

Phase III:	After a treatment has been shown to have positive safety and efficacy results in small groups of patients, it may be studied in a larger Phase III trial to confirm efficacy and identify adverse events from long-term use. A Phase III trial usually compares how well the study treatment works with an inactive placebo and/or another approved medication. Usually subjects are randomly entered into comparator study arms and, optimally, study participants (subjects and investigators), will be blinded with regard to which study treatment a particular subject is receiving. Phase III studies generally also are multi-center, meaning that subjects are treated at multiple clinical trial sites in order to minimize the bias that might occur through the treatment of all subjects at a single trial site by a single clinical investigator. Phase III trials are generally designed to obtain definitive outcome data for the purposes of submitting a BLA or NDA for marketing approval from the FDA or other regulatory authority.

Pivotal trial:	Typically a Phase III study which is designed to generate the data required by a regulatory agency to decide whether or not to approve a drug.

Preclinical study:	A laboratory or animal study of a biological, drug, device, or procedure to find out if the new treatment shows enough promise to be studied in humans.

Progression-free survival:	A term used to describe the length of time during and after treatment during which the disease being treated (usually cancer) does not get worse.

Protocol:	A written action plan for a clinical trial. The plan states what will be done in the study and why. It outlines how many participants will take part in the study, what types of patients may take part, what tests they will receive and how often, what the treatment plan is, and the sponsor’s plan to analyze the data when the study is completed.

Radiotherapy:	The treatment of disease, such as cancer, by exposure to a radioactive substance.

Resection:	Removal of an organ, lesion or cancerous tumor by cutting it away from the body or the remainder of the tissue.

Stable disease:	Progression-free survival greater than six months.

T cell:	A white blood cell responsible for cell-mediated immunity, the process that is responsible for attacking and destroying virus-infected cells, foreign tissue and tumor cells. T cells are one of three main cell types (others are B cells and macrophages) of the portion of the immune system that is responsible for adaptive immune responses and antigen-specific immunity.

Tumor:	An abnormal mass of tissue. Tumors can be benign or malignant (cancerous).

TVAX Immunotherapy®:	General treatment approach that employs the combination of vaccination to induce an immune response against the disease causing agent and intravenous infusion of blood derived antigen specific effector T cells that TVAX founders have tested in university-sponsored and company sponsored clinical trials.

WHO:	World Health Organization.

TVAX BIOMEDICAL, INC.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009, and 2010, and for the Period From November 1, 2004 (Inception) Through December 31, 2010	F-4

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit) for the Period From November 1, 2004 (Inception) Through December 31, 2010	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009, and 2010, and for the Period From November 1, 2004 (Inception) Through December 31, 2010	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Balance Sheets as of December 31, 2010 and September 30, 2011	F-21

Unaudited Consolidated Statements of Operations for the Nine Months Ended September 30, 2010 and 2011, and for the Period from November 1, 2004 (Inception) to September 30, 2011	F-22

Unaudited Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit) for the Period From November 1, 2004 (Inception) Through September 30, 2011	F-23

Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2010 and 2011, and for the Period From November 1, 2004 (Inception) to September 30, 2011	F-25

Notes to Unaudited Consolidated Financial Statements	F-26

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TVAX Biomedical, Inc.

We have audited the accompanying consolidated balance sheets of TVAX Biomedical, Inc. (the “Company”), a development stage enterprise, as of December 31, 2009 and 2010, and the related consolidated statements of operations, redeemable preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010 and for the period from November 1, 2004 (inception) through December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVAX Biomedical, Inc. at December 31, 2009 and 2010 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, and for the period from November 1, 2004 (inception) through December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Kansas City, Missouri

November 4, 2011,

except for the second paragraph of Note 1,

as to which the date is January 19, 2012

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Consolidated Balance Sheets

	December 31
	2009	2010

Assets
Current assets:
Cash and cash equivalents	$10,815	$1,677,286
Grant receivable	—	235,296
Prepaid expenses	9,835	53,889
Other current assets	7,487	5,409

Total current assets	28,137	1,971,880

Deferred financing costs, net of accumulated amortization of $97,662 in 2010	42,878	209,198
Property and equipment, net	79,499	248,654

Total assets	$150,514	$2,429,732

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$90,020	$164,810
Accrued interest	3,043	144,074
Accrued compensation	262,700	—
Accrued expenses	—	34,167
Current portion of long-term debt	—	6,132

Total current liabilities	355,763	349,183

Due to founder	44,590	44,590
Warrants to purchase redeemable preferred stock	396,000	1,176,164
Long-term debt, less current portion	338,123	1,064,379

Total liabilities	1,134,476	2,634,316

Commitments and contingencies

Redeemable convertible preferred stock:
Series A, authorized shares – 3,200,000; issued and outstanding shares – 1,200,000; liquidation preference – $1,866,645 in 2010	1,691,089	1,866,645
Series C, authorized shares – 5,200,000; issued and outstanding shares – 969,859 in 2010; liquidation preference – $2,254,243 in 2010	—	2,254,243

Stockholders’ equity (deficit):
Convertible preferred stock – Series B, authorized shares – 542,000; issued and outstanding – 0 in 2010 and 387,000 in 2009	376,560	—
Common stock, $0.01 par value; authorized shares – 40,000,000; issued and outstanding – 2,933,333	29,333	29,333
Junior common stock; authorized shares – 2,000,000 in 2010; issued and outstanding – 398,333 in 2010	—	154,150
Additional paid-in capital	1,290,667	2,430,279
Amounts receivable from stockholders	—	(149,995)
Deficit accumulated during the development stage	(4,371,611)	(6,789,239)

Total stockholders’ equity (deficit)	(2,675,051)	(4,325,472)

Total liabilities and stockholders’ equity (deficit)	$150,514	$2,429,732

See accompanying notes

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Consolidated Statements of Operations

	Year Ended December 31			Period from November 1, 2004 (Inception) through December 31, 2010
	2008	2009	2010
Grant revenue	$—	$—	$244,479	$244,479

Operating expenses:
Research and development	353,435	265,596	1,080,134	3,690,318
General and administrative	195,561	224,135	468,208	1,138,448

Total operating expenses	548,996	489,731	1,548,342	4,828,766

Loss from operations	(548,996)	(489,731)	(1,303,863)	(4,584,287)

Other income (expense):
Interest income	512	—	—	23,562
Interest expense	—	(3,156)	(768,554)	(771,710)
Change in fair value of warrant liability	(168,000)	(72,000)	96,748	(119,252)

Other expense, net	(167,488)	(75,156)	(671,806)	(867,400)

Net loss	(716,484)	(564,887)	(1,975,669)	(5,451,687)
Accretion on preferred stock	(144,088)	(159,046)	(291,039)	(1,186,632)
Distribution upon conversion of Series B to Series C	—	—	(150,920)	(150,920)

Net loss attributable to common stockholders	$(860,572)	$(723,933)	$(2,417,628)	$(6,789,239)

Weighted-average common shares outstanding – basic and diluted	2,933,333	2,933,333	2,933,333

Net loss per common share – basic and diluted	$(0.29)	$(0.25)	$—

Weighted-average junior common stock outstanding – basic and diluted			381,219

Net loss per junior common share – basic and diluted			$(6.34)

Unaudited pro forma net loss attributable to common stockholders			$(1,369,132)

Unaudited pro forma weighted average shares outstanding – basic and diluted			5,852,906

Unaudited pro forma net loss per common share – basic and diluted			$(0.23)

See accompanying notes

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

	Redeemable Convertible Preferred Stock				Stockholders’ Equity (Deficit)
	Series A		Series C		Series B		Common Stock		Junior Common Stock		Additional Paid-in Capital	Amount Receivable From Stockholders	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at November 1, 2004 (inception)	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Common stock issued to founders	—	—	—	—	—	—	2,933,333	29,333	—	—	1,290,667	—	—	1,320,000
Issuance of Series A convertible preferred stock for cash, net of issuance costs of $224,504 and $180,000 allocable to warrants	1,200,000	795,496	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of convertible preferred stock	—	592,459	—	—	—	—	—	—	—	—	—	—	(592,459)	(592,459)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(2,194,647)	(2,194,647)

Balances at December 31, 2007	1,200,000	1,387,955	—	—	—	—	2,933,333	29,333	—	—	1,290,667	—	(2,787,106)	(1,467,106)
Issuance of Series B preferred stock for cash, net of issuance costs of $10,440	—	—	—	—	387,000	376,560	—	—	—	—	—	—	—	376,560
Accretion on convertible preferred stock	—	144,088	—	—	—	—	—	—	—	—	—	—	(144,088)	(144,088)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(716,484)	(716,484)

Balances at December 31, 2008	1,200,000	1,532,043	—	—	387,000	376,560	2,933,333	29,333	—	—	1,290,667	—	(3,647,678)	(1,951,118)
Accretion of convertible preferred stock	—	159,046	—	—	—	—	—	—	—	—	—	—	(159,046)	(159,046)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(564,887)	(564,887)

Balances at December 31, 2009	1,200,000	1,691,089	—	—	387,000	376,560	2,933,333	29,333	—	—	1,290,667	—	(4,371,611)	(2,675,051)
Issuance of Series C preferred stock for cash, net of issuance costs of $33,725	—	—	734,376	1,611,279	—	—	—	—	—	—	—	(149,995)	—	(149,995)
Conversion of Series B stock to Series C stock	—	—	235,482	527,480	(387,000)	(376,560)	—	—	—	—	—	—	(150,920)	(527,480)
Exercise of Series C warrant	—	—	1	1	—	—	—	—	—	—	—	—	—	—
Accretion of convertible preferred stock	—	175,556	—	115,483	—	—	—	—	—	—	—	—	(291,039)	(291,039)
Forgiveness of accrued compensation to manager reflected as a capital contribution	—	—	—	—	—	—	—	—	—	—	262,700	—	—	262,700
Allocation of beneficial conversion feature on convertible promissory notes to equity	—	—	—	—	—	—	—	—	—	—	876,912	—	—	876,912
Compensation expense associated with the issuance of junior common stock to employees	—	—	—	—	—	—	—	—	398,333	154,150	—	—	—	154,150
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(1,975,669)	(1,975,669)

Balances at December 31, 2010	1,200,000	$1,866,645	969,859	$2,254,243	—	$—	2,933,333	$29,333	398,333	$154,150	$2,430,279	$(149,995)	$(6,789,239)	$(4,325,472)

See accompanying notes

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

				Period from November 1, 2004 (Inception) through December 31, 2010
	Year Ended December 31
	2008	2009	2010
Operating activities
Net loss	$(716,484)	$(564,887)	$(1,975,669)	$(5,451,687)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	66,829	76,089	25,391	168,309
Amortization of debt issuance costs	—	—	97,662	97,662
Stock compensation expense	—	—	154,150	154,150
Common stock issued to founders for research and development	—	—	—	1,320,000
Accretion of convertible notes	—	—	523,551	523,551
Changes in fair value of warrant liabilities	168,000	72,000	(96,748)	119,252
Changes in operating assets and liabilities:
Grant receivable	—	—	(235,296)	(235,296)
Prepaid expenses and other current assets	(287)	(4,419)	(41,976)	(59,298)
Accounts payable and accrued expenses	94,357	248,125	108,957	461,678
Accrued interest	—	3,043	141,031	144,074
Other	—	—	—	44,590

Net cash used in operating activities	(387,585)	(170,029)	(1,298,947)	(2,713,015)

Investing activities
Purchases of property and equipment	(178,621)	(688)	(194,546)	(416,964)

Financing activities
Proceeds from issuance of Series A redeemable preferred stock, net of issuance costs	—	—	—	975,496
Proceeds from issuance of Series B preferred stock, net of issuance costs	376,560	—	—	376,560
Proceeds from issuance of Series C redeemable preferred stock, net of issuance costs	—	—	1,461,284	1,461,284
Proceeds from issuance of convertible notes	—	—	1,949,885	1,949,885
Payment of debt issuance costs	—	(42,878)	(263,982)	(306,860)
Proceeds from exercise of Series C warrant	—	—	1	1
Proceeds from issuance of long-term debt	187,622	150,501	18,397	356,520
Principal payments on long-term debt	—	—	(5,621)	(5,621)

Net cash provided by financing activities	564,182	107,623	3,159,964	4,807,265

Increase (decrease) in cash and cash equivalents	(2,024)	(63,094)	1,666,471	1,677,286
Cash and cash equivalents at beginning of period	75,933	73,909	10,815	—

Cash and cash equivalents at end of period	$73,909	$10,815	$1,677,286	$1,677,286

See accompanying notes

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2009, and 2010,

and the Period From November 1, 2004 (Inception) Through December 31, 2010

1. Nature of Operations and Summary of Significant Accounting Policies

Reorganization

TVAX Biomedical, Inc. (the Company) was incorporated as a Delaware corporation on July 14, 2011. On July 15, 2011, a reorganization was completed pursuant to which the members’ interests in TVAX Biomedical I, LLC were exchanged for substantially similar shares of common and preferred stock of TVAX Biomedical, Inc. and TVAX Biomedical I, LLC became a wholly-owned subsidiary. Collectively, TVAX Biomedical, Inc. and TVAX Biomedical I, LLC are referred to as the Company. In accordance with SEC Staff Accounting Bulletin Topic 4.C, Changes in Capital Structure, all common and preferred share information presented has been retroactively adjusted to reflect the exchange of each outstanding unit of common and preferred members’ interest.

Reverse Stock Split

Effective January 19, 2012, the Company completed a 1-for-3 reverse split of its common stock as approved by the Company’s stockholders. All references to common stock, junior common stock, and per share data in the consolidated financial statements and notes have been retrospectively adjusted to reflect the reverse stock split.

Nature of Operations

The Company is focused on the development of targeted cell-based immunotherapies for the treatment of cancer and is performing clinical trials with specific focus on brain cancers. Patient enrollment in Phase III clinical trials is expected to begin upon the completion of an additional round of financing. The Company’s operations, located in Lenexa, Kansas, are subject to the regulatory and approval requirements of the U.S. Food and Drug Administration.

Since inception on November 1, 2004, the Company has devoted substantially all of its efforts to business planning, raising capital, product research and development, recruiting management and technical staff, and acquiring operating assets. Accordingly, the Company is considered to be in the development stage.

On July 15, 2011, TVAX Biomedical, LLC amended its Articles of Organization changing its name to TVAX Biomedical I, LLC.

Liquidity

From January 1, 2011 through April 15, 2011, the Company sold 1,535,382 shares of Series C Preferred Stock for $2.24 per share resulting in total proceeds to the Company of $3,439,256.

Through December 31, 2010, the Company has relied primarily on the proceeds from equity offerings and loan proceeds to finance its operations. Management believes that its existing cash resources together with the $3.4 million received in 2011 equity offerings will be sufficient to allow the Company to fund its current operating plan and continue as a going concern through at least December 2012. There can be no assurances, however, that the operating plan will be achieved or that additional resources, if necessary, will be available on terms acceptable to the Company, or at all.

Pro Forma Information

Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding after giving effect to the transactions identified below as if they occurred at the beginning of the year ended December 31, 2010:

(i)	the July 15, 2011 conversion of $2,230,572 of principal and interest of Convertible Notes into 995,791 shares of Series C Preferred Stock (on a pro forma basis as of the date of issuance in 2010 there was $2,000,391 of principal and interest which was convertible into 893,032 shares of Series C Preferred Stock),

(ii)	the July 15, 2011 issuance of warrants to purchase 109,148 shares of Series C Preferred Stock to induce conversion of the Convertible Notes,

(iii)	the July 15, 2011 issuance of 268,334 shares of restricted Junior Common Stock to certain officers, key employees and consultants,

(iv)	the consummation of the July 15, 2011 reorganization whereby the newly-formed TVAX Biomedical, Inc. (the Successor) acquired all of the outstanding common and preferred members’ interest of TVAX Biomedical, LLC in exchange for the issuance of substantially similar shares of its common and preferred stock, and issued 1,200,000 shares of Series B Preferred Stock in exchange for the outstanding Series A warrants,

(v)	the September 30, 2011 exchange of 666,667 shares of Junior Common Stock for 633,333 shares of Common Stock, and

(vi)	the effect of the conversion of all outstanding shares of convertible preferred stock (including accumulated dividends) into 2,281,846 shares of common stock and the expiration of the contingent warrants, that will occur automatically upon the closing of this offering, assuming (i) a closing date of this offering of February 10, 2012, and (ii) an initial offering price of $10.00 per share, the midpoint of the price range set forth on the cover of this prospectus. The Company believes the assumed conversion of the convertible preferred stock and expiration of the contingent warrants that will occur automatically upon the closing of this offering provides material information to investors because it provides an indication of net loss per share that is comparable to what will be reported as a public company.

Principles of Consolidation

The consolidated financial statements include the financial statements of TVAX Biomedical, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 2009 and 2010 consisted of demand deposit accounts.

Property and Equipment

Property and equipment are stated at original cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Intellectual Property Rights

The Company owns the rights to certain technology and intellectual property related to cellular immunotherapy which were contributed by the founder in March 2006 in exchange for equity. The contributed intellectual property was initially valued at $1,320,000 based on the estimated fair value, as determined by management based on reliance in part on a report from an independent valuation firm, of the Common Stock issued. Since the Company was in the development stage with a history of net losses and there was no alternative future use of the technology and intellectual property at the date of contribution, the related value was immediately recorded as research and development expense.

Fair Value of Financial Instruments

Financial instruments consist of cash equivalents, long-term debt, and warrants to purchase redeemable stock. The estimated fair value of these financial instruments approximates their carrying values.

The Company categorizes fair value measurements using a three-level valuation hierarchy. The categorization of financial assets and financial liabilities within the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

At December 31, 2009 and 2010 all of the Company’s cash equivalents were considered Level 1 assets and the warrants to purchase the Series A and Series C Preferred Stock were considered Level 3 liabilities. The fair value of the warrants to purchase the Series A and Series C Preferred Stock, as determined by management based on reliance in part on a report from an independent valuation firm, was estimated using market-approach valuation techniques to calculate the estimated enterprise value and a Black-Scholes option pricing model to allocate that value to the various outstanding securities. The following significant inputs were used in computing the estimated fair value of the warrants:

	December 31
	2008	2009	2010
Expected term (in years)	4.0	3.0	2.0
Risk free interest rate	1.29%	1.66%	0.59%
Volatility	75.0%	90.0%	85.0%

Expected term was determined based on the estimated time to liquidity for the Company’s securities. The risk-free interest rate was based on the U.S. Treasury Bond for a term that most closely approximates the expected term. Volatility inputs were determined based on an analysis of historical volatilities of a peer group of comparable public companies over a period of time that is consistent with the option term assumption used in the Black-Scholes option pricing model. The peer group consisted of publicly traded biotechnology and pharmaceutical companies undergoing research and clinical trials of product candidates for the therapeutic treatment of cancer and rare infectious diseases and went public in the last thirty six months. Companies with marketed drugs were excluded.

The following table presents the changes of fair value of the Company’s Level 3 financial instruments, which consist of warrants to purchase Series A and Series C Preferred Stock:

	Year Ended December 31
Description	2008	2009	2010
Beginning balance at January 1	$156,000	$324,000	$396,000
Issuances during the year	—	—	876,912
Change in fair value of warrant liability	168,000	72,000	(96,748)

Ending balance at December 31	$324,000	$396,000	$1,176,164

Research and Development Costs

Research and development costs, including costs associated with personnel, facilities, lab supplies, outside services, clinical trials, and contract laboratory services, are expensed as incurred.

Grant Revenue

The Company recorded grant revenue in 2010 related to a grant received from the US Government for a Qualifying Therapeutic Discovery Project. A grant received from the Kansas Biosciences Authority in 2008 requires repayment upon the occurrence of one of the following events: (1) the filing of voluntary or involuntary bankruptcy by the Company, (2) the Company relocates its operations outside the State of Kansas, (3) the Company initiates procedures to dissolve and wind up, or (4) the business activities created or developed from the grant activities cease operations in the State of Kansas prior to the completion of the tenth anniversary of the grant. Accordingly, this grant will be recorded in long-term debt until the repayment obligation expires.

Income Taxes

Prior to the July 15, 2011 reorganization, the Company had elected to be treated as a partnership for tax purposes. As a result, the members of the Company reported their respective portion of the Company’s income and deductions on their personal income tax returns, and therefore, federal and state income taxes have not been provided in the Company’s financial statements. For periods subsequent to the reorganization, the Company will be subject to taxation and will record federal and state income taxes using the liability method proscribed by ASC Topic 740 - Income Taxes. On a pro forma basis, the change to a taxable entity had no impact on net loss or the earnings per share data for 2010 because the Company incurred a net loss and in accordance with ASC 740 would have established a valuation allowance for the net deferred tax assets.

Recent Accounting Pronouncements

In May 2009, the FASB issued ASC 855 – Subsequent Events. ASC 855 incorporates into authoritative accounting literature certain guidance that already existed within generally accepted auditing standards. ASC 855 addresses events that occur after the balance sheet date but before the issuance of the financial statements. Under ASC 855, as under previous practice, an entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose, but not record, the effects of subsequent events that provide evidence about conditions that did not exist at the balance sheet date. In addition, ASC 855 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 was effective for periods ended after June 15, 2009. The Company adopted the provisions of ASC 855 beginning with its financial statements for the year ended December 31, 2009.

In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The Company does not expect that adoption of this standard will have a material impact on our financial position or results of operations.

2. Property and Equipment

Property and equipment at December 31 consisted of the following:

	2009	2010
Computers and equipment	$83,602	$221,433
Vehicle	—	25,242
Furniture and fixtures	11,593	2,674
Leasehold improvements	127,222	41,080

	222,417	290,429
Less accumulated depreciation	142,918	41,775

	$79,499	$248,654

3. Long-Term Debt

At December 31, long-term debt consisted of the following:

	2009	2010
Note payable to affiliate at 4%, subordinate to the convertible notes payable	$100,000	$100,000
Notes payable to various individuals, exchanged in January 2010 for convertible notes payable	50,501	—
Senior convertible notes payable due January 15, 2013, with interest at 8%, secured by all assets of the Company, further described below	—	770,113
Grant, repayable if certain events occur prior to July 2018	187,622	187,622
Note payable, monthly principal payments of $511 through January 2013, secured by a vehicle	—	12,776

	338,123	1,070,511
Less current portion	—	6,132

	$338,123	$1,064,379

In January and July of 2010, the Company issued a total of $2,000,391 of its 8% Senior Secured Convertible Notes (the Notes) and warrants to acquire an aggregate of 1,333,594 shares of Series C Preferred Stock at $1.50 per share (the Series C warrants, as described in Note 5). Proceeds received from the sale of notes and warrants in 2010 totaled $1,949,885, net of $50,501 exchanged for the retirement of the notes payable to various individuals. The Notes accrue interest at 8% per annum and are payable on January 15, 2013. The unpaid balance of the Notes, including accrued interest, may be converted at any time, at the option of the holders, into Series C Preferred Stock at a price, subject to certain adjustments, of $2.24 per share. As of December 31, 2010, the Notes and accrued interest are convertible into 956,895 Series C Preferred Stock.

After allocating a portion of the Note proceeds to the Series C warrants, the effective conversion rate of the Notes was less than the contractual conversion rate creating a beneficial conversion feature which is required to be bifurcated from the proceeds and classified as equity. The amount attributable to the beneficial conversion feature was $876,912 and is reflected in stockholders’ equity.

The remaining proceeds were recorded as long-term debt and are being accreted to the Notes’ principal amount through earnings each period. Accretion of $523,551 in 2010 is included in interest expense.

Concurrent with the sale of the Notes, the holder of the 4% note payable to affiliate, originally due November 1, 2009, agreed to subordinate the related debt. This subordination agreement resulted in the extension of the maturity date beyond that of the Notes January 15, 2013 maturity date.

Aggregate annual maturities of long-term debt during each of the next five years, as of December 31, 2010, and thereafter are:

2011	$6,132
2012	6,644
2013	2,100,391
2014	—
2015	—
Thereafter	187,622

2,300,789
Less: Unamortized discount on convertible notes	1,230,278

$1,070,511

4. Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred

On March 9, 2006, the Company sold 900,000 shares of Series A Redeemable Convertible Preferred Stock (the Series A Preferred Stock) for $1.00 per share resulting in proceeds of $718,013, net of offering costs of $181,987. Pursuant to the securities purchase agreement, the investors also agreed to purchase a second tranche of 300,000 shares of Series A Preferred Stock for $1.00 per share upon the Company’s timely filing with the Food and Drug Administration (FDA) for approval to conduct Phase III studies with respect to the Company’s cancer immunotherapy treatment and without unresolved objection by the FDA. On August 15, 2007, the Company achieved the milestone and received proceeds of $257,483, net of offering costs of $42,517 from the sale of 300,000 shares of Series A Preferred Stock to the investors.

The obligation of the Company to issue and the investors to purchase additional Series A Preferred Stock upon the achievement of certain milestones is considered an embedded derivative which is required to be bifurcated and the initial fair value is classified as a liability which is marked to market at each reporting period. As a result, $18,000 of the proceeds from the sale of the Series A Preferred Stock was allocated to the estimated fair value of the tranche feature, as determined by management based on reliance in part on a report from an independent valuation firm. These derivatives are then marked to market through operations immediately prior to the subsequent issuance of the Series A Preferred Stock and the resulting fair value on the date of the subsequent issuance is then recorded in stockholders’ equity with the cash proceeds for the issuance of the Preferred Stock. The total mark to market adjustments recorded through operations were insignificant to the Company’s financial statements.

The rights, preferences, and privileges of the Series A Preferred Stock are as follows:

Redemption

The Series A Preferred Stock are subordinate to the Series C Preferred Stock. Holders of Series A Preferred Stock may redeem their shares for cash after the earlier of (a) the sixth anniversary of the Series C shares’ issuance or (b) an occurrence of default so long as the Series C shares have been redeemed. The Series A redemption price is equal to their total liquidation preference. Events of default generally consist of the inability to pay the Company’s financial obligations or breach of contract by the Company. No event of default had occurred as of December 31, 2010. As a result of the redemption feature, the Company initially reflected the

Series A Preferred Stock in temporary equity in the accompanying balance sheets at the amount of net proceeds received after allocating value to other instruments or features, if any, as described above. The Preferred Stock is accreted to redemption value as of the reporting date with a corresponding charge to deficit accumulated during the development stage each period. During the years ended December 31, 2008, 2009, and 2010, and the period from November 1, 2004 (inception) through December 31, 2010, the Company recorded accretion of $144,088, $159,046, $175,556, and $1,071,149, respectively.

Conversion

Each share of Series A Preferred Stock is convertible into one-third of a share of Common Stock. The conversion ratio is adjustable for certain dilutive events. Conversion of Series A Preferred Stock is automatic upon the occurrence of a triggering event, defined in the related securities purchase agreement as (i) the closing of an underwritten initial public offering by the Company, (ii) immediately prior to a merger of the Company with a corporation or other business entity that the Board of Directors has determined is for the purpose of consummating an underwritten public offering by the Company, or (iii) the election of the holders of a majority of the Series A Preferred Stock. As of December 31, 2010, Series A Preferred Stock was convertible into 400,000 shares of Common Stock.

Preferred Returns

Series A Preferred Stock holders are entitled to receive, when and if declared by the Board of Directors, before any cash is paid out or set aside for any Common Stock, a preferred return at the annual rate of 10% of the original purchase price per share. Such preferred returns are cumulative and compounding. No distributions for Series A Preferred Stock have been declared or paid to date. After the cumulative preferred returns have been satisfied for all outstanding securities, Series A Preferred Stock holders participate equally with Common Stock holders in distributions of net cash flows.

Liquidation Preference

In the event of any liquidation, dissolution, or winding down of the Company, the Series A Preferred Stock holders are entitled to receive, before any payment to the common stockholders, an amount equal to the original purchase price plus any cumulative unpaid preferred returns as determined above.

Right of First Offer

Series A Preferred Stock holders are entitled to a right of first offer in the event the Company seeks to raise additional capital.

Voting Rights

Series A Preferred Stock holders are entitled to vote with Common Stock holders as a single class. Each share of Series A Preferred Stock entitles a holder to cast one vote for each whole vote that such holder would have been entitled to cast had such holder converted to Common Stock.

Series C Redeemable Convertible Preferred

During 2010, the Company sold 734,376 shares of Series C Redeemable Convertible Preferred Stock (the Series C Preferred Stock) for $2.24 per share, resulting in proceeds of $1,611,279, net of offering costs of $33,725. For 66,962 shares sold on December 28, 2010, proceeds were not received by the Company until January 2011. As a result, the Company recorded a receivable from stockholders of $149,995 which is reflected in stockholders’ equity (deficit) as of December 31, 2010.

The rights, preferences, and privileges of the Series C Preferred Stock are as follows:

Redemption

Holders of Series C Preferred Stock may redeem their shares for cash after the earlier of (a) the fifth anniversary of date of issuance, or (b) an occurrence of default. The Series C Preferred Stock redemption price is equal to the greater of the total liquidation preference or the fair market value of the Series C Preferred Stock. Events of default generally consist of the inability to pay the Company’s financial obligations or breach of contract by the Company. No event of default had occurred as of December 31, 2010. As a result of the redemption feature, the Company initially reflected the Series C Preferred Stock in temporary equity in the accompanying balance sheets at the amount of net proceeds received after allocating value to other instruments or features, if any, as described above. The Preferred Stock is accreted to redemption value as of the reporting date with a corresponding charge to deficit accumulated during the development stage each period. During the year ended December 31, 2010 and the period from November 1, 2004 (inception) through December 31, 2010, the Company recorded accretion of $115,483, respectively.

Conversion

Each Series C Preferred Stock is convertible into one-third of a share of Common Stock. The conversion ratio is adjustable for certain dilutive events. Series C Preferred Stock may be converted into Common Stock anytime at the option of the holders. As of December 31, 2010, Series C Preferred Stock were convertible into 323,286 shares of Common Stock.

Preferred Returns

Series C Preferred Stock holders are entitled to receive, before any cash is paid out or set aside for any Common Stock, a preferred return at the annual rate of 12% of the original purchase price per share. Such preferred returns are cumulative and compounding. No distributions for Series C Preferred Stock have been declared or paid to date. After the cumulative preferred returns have been satisfied for all outstanding securities, Series C Preferred Stock holders participate equally with Common Stock holders in distributions of net cash flows.

Liquidation Preference

In the event of any liquidation, dissolution, or winding down of the Company, the Series C Preferred Stock holders are entitled to receive, before any payment to the Common Stock holders, an amount equal to the original purchase price plus any cumulative unpaid preferred returns as determined above.

Voting Rights

Series C Stock holders are entitled to vote with Common Stock holders as a single class. Each share of Series C Preferred Stock entitles a holder to cast one vote for each whole vote that such holder would have been entitled to cast had such holder converted to Common Stock.

Registration Rights

Under an investor rights agreement, certain equity holders will have the right to require the Company to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement filed by the Company, subject to specified exemptions, conditions and limitations.

5. Warrants

Series A Warrants

Concurrent with the sale of Series A Preferred Stock during March 2006 and August 2007, the Company issued detachable warrants to purchase 1,200,000 shares of Series A Preferred Stock at an exercise price of $1.00, with 900,000 of the warrants expiring in June 2011 and 300,000 of the warrants expiring in November 2012. The warrants contain certain anti-dilution provisions pursuant to which the number of shares subject to the warrants may be increased and the exercise price may be decreased. These anti-dilution provisions are triggered upon certain sales of securities by the Company with a price below the effective exercise price of the warrants. The estimated fair value of the warrants, as determined by management based on reliance in part on a report from an independent valuation firm, was $180,000 at the date of issuance and was recorded as a liability. Subsequent adjustments to the estimated fair value of the warrant liability are included as a component of other income (expense) at each reporting period. As of December 31, 2009 and 2010, the estimated fair value of the warrant liability was $396,000, and $336,000, respectively.

On August 11, 2009, the members amended the Company’s operating agreement which, among other changes, extended the expiration date of the Series A warrants issued on March 9, 2006 and August 15, 2007 to June 9, 2014 and November 15, 2014, respectively. As the related warrants are marked to market each reporting period, the fair value of the warrants reflects the change in the expiration date of the warrants.

Series C Warrants

Concurrent with the sale of the Notes described in Note 3, the Company issued warrants to purchase 1,333,594 shares of Series C Preferred Stock. These Series C warrants have an exercise price of $1.50, of which 1,133,591 warrants expire on January 15, 2017 and 200,003 warrants expire on July 23, 2017. These warrants may be redeemed for cash any time after the date the Series C Preferred Stock holders are eligible to redeem their shares but not later than five years from the date of issuance. The redemption price is the greater of (1) the then applicable exercise price, (2) the pre-money common equity value determined on a fully diluted basis in the most recent sale of securities by the Company in a private placement prior to the warrant put notice multiplied by the amount of Common Stock into which a warrant is convertible given full effect to adjustments contained in the Company’s operating agreement, or (3) the fair market value of the warrant. The warrants contain certain anti-dilution provisions pursuant to which the number of shares subject to the warrants may be increased and the exercise price may be decreased. These anti-dilution provisions are triggered upon certain sales of securities by the Company with a price below the effective exercise price of the warrants. The fair market value of the warrants, as determined by management based on reliance in part on a report from an independent valuation firm, on the date of issuance was $876,912.

6. Stockholders’ Equity (Deficit)

Common Stock

On March 9, 2006, TVAX Founders, LLC, an entity majority owned by the Company’s founder, contributed its rights to certain technology and intellectual property related to cellular immunotherapy in exchange for the issuance of 2,933,333 shares of Common Stock. The transfer of those rights was recorded at an estimated fair value of $0.45 per share, determined by a third party valuation, resulting in total equity at that date of $1,320,000. The estimated fair value of the contributed technology and intellectual property of $1,320,000 was reflected in research and development expenses in the year of contribution. Effective with the issuance of the Junior Common Stock in January 2010, each share of Common Stock is entitled to a $4.50 preferred return prior to any liquidation distributions, net cash flow distributions, or allocations of profits to the Junior Common Stock.

Junior Common Stock

In January 2010, the Company authorized the issuance of 2,000,000 shares of Common Stock for certain employees and others, of which 398,333 shares have been issued. These common shares, referred to as Junior Common Stock, vest immediately and contain certain restrictions as to their rights in liquidation and are allocated profits generally after all other classes of stockholders’ equity including the Common Stock. The fair value of the Junior Common Stock on the date of grant, as determined by management based on reliance in part on a report from an independent valuation firm, was $0.39 per share, resulting in compensation expense and Junior Common Stock of $154,150.

Convertible Preferred Stock

On January 7, 2008, the Company sold 135,500 shares of Series B Convertible Preferred Stock (the Series B Preferred Stock) for $1.00 per share, resulting in proceeds of $125,060 net of offering costs of $10,440. The Series B investors also agreed to purchase additional tranches of Series B Preferred Stock not to exceed 542,000 shares, upon completion of certain milestones, at $1.00 per share. Throughout 2008, the Company achieved certain of these milestones and sold 251,500 shares of Series B Preferred Stock to these investors for proceeds of $251,500.

The obligation of the Company to issue and the investors to purchase additional Series B Preferred Stock upon the achievement of certain milestones is considered an embedded derivative which is required to be bifurcated and the initial fair value is classified as a liability which is marked to market at each reporting period. As a result, $75,880 of the proceeds from the sale of the Preferred Stock was allocated to the estimated fair value of the tranche feature, as determined by management based on reliance in part on a report from an independent valuation firm. These derivatives are then marked to market through operations immediately prior to the subsequent issuance of the Series B Preferred Stock and the resulting fair value on the date of the subsequent issuance is then recorded in stockholders’ equity with the cash proceeds for the issuance of the Preferred Stock. The total mark to market adjustments recorded through operations were insignificant to the Company’s financial statements.

The rights, preferences, and privileges of the Series B Preferred Stock are as follows:

Conversion

Each share of Series B Preferred Stock is convertible, at the option of the holder, into one-third of a share of Common Stock. The conversion ratio is adjustable for certain dilutive events. Conversion is automatic upon the occurrence of a triggering event, defined in the related securities purchase agreement as (i) the closing of an underwritten initial public offering by the Company, or (ii) immediately prior to a merger of the Company with a corporation or other business entity that the Board of Directors has determined is for the purpose of consummating an underwritten public offering by the Company. Series B Preferred Stock is convertible into Series C Preferred Stock if the equity investment from the sale of Series C Preferred Stock is $1,500,000 or greater. Effective December 28, 2010, the Company attained the milestone related to Series C Preferred Stock sales and 387,000 of the Series B Preferred Stock with a carrying amount of $376,560, plus the accumulated preferred returns, as defined below, of $150,920, automatically converted into 235,482 shares of Series C Preferred Stock. The Series C Preferred Stock issued related to the accumulated preferred return on the Series B Preferred Stock is reflected as stockholder distributions in the accompanying financial statements.

Preferred Returns

Series B Preferred Stock holders are entitled to receive, when and if declared by the Board of Directors, before any cash is paid out or set aside for any Common Stock, a preferred return at the annual rate of 12% of the original purchase price per share for Series B Preferred Stock. Such preferred returns are cumulative and compounding. No distributions, other than related to the mandatory conversion of Series B Preferred Stock to Series C Preferred Stock, discussed above, have been declared or paid to date. After the cumulative preferred returns have been satisfied for all outstanding securities, Series B Preferred Stock holders participate equally with Common Stock holders in distributions of net cash flows.

Liquidation Preference

In the event of any liquidation, dissolution, or winding down of the Company, the Series B Preferred Stock holders are entitled to receive, before any payment with respect to the Common Stock, an amount equal to the original purchase price plus any cumulative unpaid distributions as determined above so long as the holders of Series C Preferred Stock have received the total liquidation preference related to such shares.

Voting Rights

Series B Preferred Stock holders are entitled to vote with Common Stock holders as a single class. Each Series B Preferred Stock entitles its holder to cast one vote for each whole vote that the holder would have been entitled to cast had those shares been converted to Common Stock.

7. Net Loss Attributable to Common Stock

The Company has determined that its Preferred Stock represent participating securities since they participate equally with Common Stock in distributions of net cash flow after receiving their preferred returns. In addition, the Company has determined that the Common Stock and the Junior Common Stock issued in 2010 represent two classes of Common Stock.

Basic net loss per common share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted-average number of common shares outstanding and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method.

Net loss attributable to common stockholders for each period must be allocated to Common Stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A, B, and C Preferred Stock does not have a contractual obligation to share in losses of the Company. As a result, basic net loss per common share in 2008 and 2009 is calculated by dividing net loss attributable to common stock by the weighted-average number of common shares outstanding during the period. In 2010, the net loss attributable to Common Stock is allocated between the two classes of common stock giving effect to the $4.50 preferred return that the Common Stock has over the Junior Common Stock. As a result, the net loss was allocated to the Junior Common Stock.

The following table presents the computation of basic and diluted net loss per common share and junior common share:

	Year Ended December 31
	2008	2009	2010
Net loss	$(716,484)	$(564,887)	$(1,975,669)
Accretion on preferred stock	(144,088)	(159,046)	(291,039)
Distribution upon conversion of Series B to Series C	—	—	(150,920)

Net Loss attributable to common stockholders	$ (860,572)	$(723,933)	$(2,417,628)

Common Stock:
Weighted-average common shares outstanding – basic and diluted	2,933,333	2,933,333	2,933,333

Net loss per common share – basic and diluted	$(0.29)	$(0.25)	$—

Junior Common Stock:
Weighted-average junior common shares outstanding – basic and diluted			381,219

Net loss per Junior common share – basic and diluted			$(6.34)

The following table shows historical dilutive common stock equivalents outstanding which are not included in the above historical calculation, as the effect of their inclusion is anti-dilutive during each period.

	Year Ended December 31
	2008	2009	2010
Convertible preferred stock	529,000	529,000	723,286
Warrants	400,000	400,000	844,531

Total	929,000	929,000	1,567,817

8. Commitments and Contingencies

License Agreements

The Company has entered into license agreements with two educational institutions for access to certain technologies. Under the terms of these license agreements, the Company is obligated to pay royalties totaling 6.5% on future net sales of the Company’s therapeutic treatment. The license agreements generally continue in effect for 20 years after the first commercial sale of the therapeutic treatment.

Leases

Rent expense for 2008, 2009, and 2010, determined on a straight-line basis, totaled $55,374, $57,683 and $64,801, respectively. The Company entered into a lease for its new facility on March 1, 2010, which has a term of five years and five months, and includes a rent escalation clause and a renewal option. Total deferred rent recorded by the Company as of December 31, 2010 was $19,168. The future minimum annual rental commitments at December 31, 2010, under operating leases are as follows:

2011	$47,034
2012	48,625
2013	50,076
2014	51,583
2015	30,237

$227,555

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position or results of operations.

9. Related Party Transactions

Upon its founding, the Company agreed to repay $44,590 of patent related costs to the founder if certain events occur. As of December 31, 2010, these events had not occurred and the amount is reflected as due to the founder in the accompanying balance sheets.

As a condition to the closing of the January 2010 convertible note issuance, the founder who is also an employee, agreed to forgive the payment of $262,700 in accrued compensation. This forgiveness of the Company’s obligation resulted in an increase in the founder’s equity and is reflected in other contributed capital.

10. Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements were available for issuance.

From January 1, 2011 to April 15, 2011, the Company sold 1,535,382 shares of Series C Preferred Stock for $2.24 per share resulting in total proceeds of $3,439,256.

On July 15, 2011, the Company issued 268,334 restricted shares of Junior Common Stock to certain officers, key employees and consultants. These restricted shares vest upon the completion an initial public offering prior to September 30, 2012, contain certain other restrictions as to their rights in liquidation, and are allocated profits and losses generally after all other classes of equity including the Common Stock. The fair value of these restricted shares on the date of grant, as determined by management based on reliance in part on a report from an independent valuation firm, will be recorded as an expense over the required service period, if vesting occurs.

On July 15, 2011, immediately prior to the reorganization described below, holders of the 8% Convertible Notes agreed to exercise their conversion option and convert the Notes to Series C Preferred Stock. As an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to January 15, 2013, the original Note termination date, the company issued a five-year contingent warrant to purchase up to 109,148 shares of Series C Preferred Stock of TVAX Biomedical, Inc. at $1.50. The warrant becomes exercisable only for such period of time (i) commencing on the earlier of either (A) the close of business on September 30, 2012 if the TVAX Biomedical, Inc. has not completed a public offering of common equity securities prior to that time, or (B) the date of a Change of Control of the Company or TVAX Biomedical, Inc. that occurs prior to September 30, 2012, and (ii) ending on the earlier of July 15, 2016 or the completion of a public offering prior to September 30, 2012. On July 15, 2011, the Company recognized $64,397 as a debt conversion expense which represents the amount by which the fair value of all securities and other consideration transferred in the transaction exceeds the fair value of the consideration issuable in accordance with the Notes original conversion terms and $1,060,036 of expense representing the unamortized discount and deferred financing costs on the Notes at the date of conversion.

On July 15, 2011, the Company completed a reorganization which resulted in changing its name to TVAX Biomedical I, LLC and becoming a wholly-owned subsidiary of TVAX Biomedical, Inc., a newly formed holding company. In connection with the reorganization, TVAX Biomedical, Inc. issued 2,933,333 shares of ordinary common stock, 666,667 shares of Junior Common Stock, including 268,334 shares issued with restrictions, 1,968,566 shares of Series A Preferred Stock, 900,000 shares of Series B-1 Preferred Stock, 300,000 shares of Series B-2 Preferred Stock and 3,663,136.35 shares of Series C Preferred Stock. In exchange for the issued shares, a subsidiary of TVAX Biomedical, Inc. received membership interests in TVAX Biomedical, LLC in an amount and class equal to the amount and class of shares it issued.

On August 25, 2011, the stockholders of TVAX Biomedical, Inc. approved an amendment to its Certificate of Incorporation which provides that the Series C Preferred Stock will automatically convert into common stock upon the completion of an underwritten public offering and all shares of Series C Preferred Stock issued after an underwritten public offering upon exercise of Series C warrants will be automatically converted into common stock. In addition, an amendment was approved which modifies the definition of “Supermajority of the Series C Preferred Stock” to exclude Series C Preferred Stock issuable upon the conversion of Series C warrants after completion of an underwritten public offering.

On September 30, 2011, TVAX Biomedical, Inc. issued 633,333 shares of Common Stock to certain employees and consultants in exchange for 666,667 shares of Junior Common Stock pursuant to authorization provided by the compensation committee of its Board of Directors. All shares remain subject to the same restrictions in place prior to the exchange, including the forfeiture provisions on the 268,334 shares of restricted Junior Common Stock. Upon exchange, the incremental fair value of the Common Stock issued as compared to the Junior Common Stock is required to be recognized as an expense over the service period.

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(Unaudited)

	December 31 2010	September 30 2011	Pro Forma Equity at September 30 2011
Assets
Current assets:
Cash and cash equivalents	$1,677,286	$3,742,943
Grant receivable	235,296	—
Prepaid expenses	53,889	21,453
Other current assets	5,409	5,407

Total current assets	1,971,880	3,769,803
Deferred financing costs, net of accumulated amortization of $97,662 and $0 at December 31, 2010 and September 30, 2011, respectively	209,198	—
Deferred public offering costs	—	603,717
Property and equipment, net	248,654	370,272

Total assets	$2,429,732	$4,743,792

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$164,810	$950,075
Accrued interest	144,074	—
Accrued expenses	34,167	188,197
Current portion of long-term debt	6,132	6,132

Total current liabilities	349,183	1,144,404
Due to founder	44,590	44,590
Warrants to purchase redeemable preferred stock	1,176,164	3,286,792
Long-term debt, less current portion	1,064,379	189,666

Total liabilities	2,634,316	4,665,452

Commitments and contingencies

Redeemable convertible preferred stock:

Series A: authorized shares – 3,200,000; issued and outstanding – 1,200,000 and 1,968,567 at December 30, 2010 and September 30, 2011, respectively; no issued and outstanding shares pro forma; liquidation preference – $1,866,645 and $2,010,095 at December 31, 2010 and September 30, 2011, respectively	1,866,645	2,010,095	$—

Series B-1 and B-2: authorized shares – 1,200,000; issued and outstanding – 0 and 1,200,000 at December 31, 2010 and September 30, 2011, respectively; no issued and outstanding shares pro forma; liquidation preference – $0 and $1,488,000 at December 31, 2010 and September 30, 2011, respectively	—	1,344,000	—

Series C: authorized shares – 5,200,000; issued and outstanding – 969,859 and 3,663,136 at December 31, 2010 and September 30, 2011, respectively; no issued and outstanding shares pro forma; liquidation preference – $2,254,243 and $11,370,373 at December 31, 2010 and September 30, 2011, respectively	2,254,243	11,370,373	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value: authorized shares – 40,000,000; issued and outstanding shares – 2,933,333 and 3,567,000 at December 31, 2010 and September 30, 2011, respectively; 5,848,846, issued and outstanding shares pro forma	29,333	33,120	55,938
Junior common stock: authorized shares – 2,000,000 at December 31, 2010 and September 30, 2011; issued and outstanding shares – 398,333 and 0 at December 31, 2010 and September 30, 2011, respectively; no authorized, issued and outstanding shares pro forma	154,150	—	—
Additional paid-in capital	2,430,279	574,710	15,276,360
Amounts receivable from stockholders	(149,995)	—	—
Deficit accumulated during the development stage	(6,789,239)	(15,253,958)	(14,981,088)

Total stockholders’ equity (deficit)	(4,325,472)	(14,646,128)	$351,210

Total liabilities and stockholders’ equity (deficit)	$2,429,732	$4,743,792

See accompanying notes

TVAX Biomedical, Inc. (A Development Stage Enterprise)

Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30		Period from November 1, 2004 (Inception) through September 30, 2011
	2010	2011
Grant revenue	$—	$—	$244,479

Operating expenses:
Research and development	763,406	985,277	4,675,595
General and administrative	382,142	1,214,912	2,353,360

Total operating expenses	1,145,548	2,200,189	7,028,955

Loss from operations	(1,145,548)	(2,200,189)	(6,784,476)

Other income (expense):
Interest income	—	—	23,562
Interest expense	(553,960)	(468,802)	(1,240,512)
Debt conversion expense	—	(1,124,433)	(1,124,433)
Change in fair value of warrant liability	(132,652)	(3,390,231)	(3,509,483)

Other expense, net	(686,612)	(4,983,466)	(5,850,866)

Net loss	(1,832,160)	(7,183,655)	(12,635,342)

Accretion on preferred stock	(206,765)	(3,653,666)	(4,840,298)

Distribution upon conversion of Series B to Series C	—	—	(150,920)

Net loss attributable to common stockholders	$(2,038,925)	$(10,837,321)	$(17,626,560)

Weighted average common shares outstanding – basic and diluted	2,933,333	2,933,429

Net loss per common share – basic and diluted	$—	$—

Weighted average junior common shares outstanding – basic and diluted	378,339	398,333

Net loss per junior common share – basic and diluted	$(5.39)	$(27.21)

Pro forma net loss attributable to common stockholders		$(5,555,789)

Pro forma weighted average shares outstanding – basic and diluted		5,912,657

Pro forma net loss per common share – basic and diluted		$(0.94)

See accompanying notes

TVAX Biomedical, Inc. (A Development Stage Enterprise)

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

(Unaudited)

	Redeemable Convertible Preferred Stock						Stockholders’ Equity (Deficit)
	Series A		Series B-1, B-2		Series C		Series B		Common Stock		Junior Common Stock		Additional Paid-in Capital	Amount Receivable From Stockholders	Deficit Accumu -lated During the Development Stage	Total Stock -holders’ Equity’ (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at November 1, 2004 (inception)	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Common stock issued to founders	—	—	—	—	—	—	—	—	2,933,333	29,333	—	—	1,290,667	—	—	1,320,000
Issuance of Series A convertible preferred stock for cash, net of issuance costs of $224,504 and $180,000 allocable to warrants	1,200,000	795,496	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of convertible preferred stock	—	592,459	—	—	—	—	—	—	—	—	—	—	—	—	(592,459)	(592,459)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,194,647)	(2,194,647)

Balances at December 31, 2007	1,200,000	1,387,955	—	—	—	—	—	—	2,933,333	29,333	—	—	1,290,667	—	(2,787,106)	(1,467,106)
Issuance of Series B preferred stock for cash, net of issuance costs of $10,440	—	—	—	—	—	—	387,000	376,560	—	—	—	—	—	—	—	376,560
Accretion on convertible preferred stock	—	144,088	—	—	—	—	—	—	—	—	—	—	—	—	(144,088)	(144,088)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(716,484)	(716,484)

Balances at December 31, 2008	1,200,000	1,532,043	—	—	—	—	387,000	376,560	2,933,333	29,333	—	—	1,290,667	—	(3,647,678)	(1,951,118)
Accretion of convertible preferred stock	—	159,046	—	—	—	—	—	—	—	—	—	—	—	—	(159,046)	(159,046)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(564,887)	(564,887)

Balances at December 31, 2009	1,200,000	1,691,089	—	—	—	—	387,000	376,560	2,933,333	29,333	—	—	1,290,667	—	(4,371,611)	(2,675,051)
Issuance of Series C preferred stock for cash, net of issuance costs of $33,725	—	—	—	—	734,376	1,611,279	—	—	—	—	—	—	—	(149,995)	—	(149,995)
Conversion of Series B stock to Series C stock	—	—	—	—	235,482	527,480	(387,000)	(376,560)	—	—	—	—	—	—	(150,920)	(527,480)
Exercise of Series C warrant	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—
Accretion of convertible preferred stock	—	175,556	—	—	—	115,483	—	—	—	—	—	—	—	—	(291,039)	(291,039)
Forgiveness of accrued compensation to manager reflected as a capital contribution	—	—	—	—	—	—	—	—	—	—	—	—	262,700	—	—	262,700
Allocation of beneficial conversion feature on convertible promissory notes to equity	—	—	—	—	—	—	—	—	—	—	—	—	876,912	—	—	876,912
Compensation expense associated with the issuance of Junior Common Stock to employees	—	—	—	—	—	—	—	—	—	—	398,333	154,150	—	—	—	154,150
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,975,669)	(1,975,669)

	Redeemable Convertible Preferred Stock						Stockholders’ Equity (Deficit)
	Series A		Series B-1, B-2		Series C		Series B		Common Stock		Junior Common Stock		Additional Paid-in Capital	Amount Receivable From Stockholders	Deficit Accumu -lated During the Development Stage	Total Stock -holders’ Equity’ (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2010	1,200,000	1,866,645	—	—	969,859	2,254,243	—	—	2,933,333	29,333	398,333	154,150	2,430,279	(149,995)	(6,789,239)	(4,325,472)
Cash received from stockholders for 2010 issuance of Series C preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	149,995	—	149,995
Issuance of Series C preferred stock for cash, net of issuance costs of $63,914	—	—	—	—	1,535,382	3,375,342	—	—	—	—	—	—	—	—	—	—
Issuance of restricted stock to employees and consultants	—	—	—	—	—	—	—	—	—	—	268,334	—	—	—	—	—
Issuance of preferred stock for cumulative dividends upon reorganization	768,567	—	—	—	162,104	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred stock in exchange for warrants	—	—	1,200,000	1,344,000	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred stock upon conversion of subordinated notes	—	—	—	—	995,791	2,230,572	—	—	—	—	—	—	—	—	—	—
Issuance of Common Stock for cash	—	—	—	—	—	—	—	—	334	3	—	—	997	—	—	1,000
Reclassification of undistributed losses upon reorganization	—	—	—	—	—	—	—	—	—	—	—	—	(2,372,602)	—	2,372,602	—
Issuance of Common Stock in exchange for Junior Common Stock			—	—			—	—	633,333	3,784	(666,667)	(154,150)	516,036	—	—	365,670
Accretion of convertible preferred stock	—	143,450	—	—	—	3,510,216	—	—	—	—	—	—	—	—	(3,653,666)	(3,653,666)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,183,655)	(7,183,655)

Balances at September 30, 2011	1,968,567	$2,010,095	1,200,000	$1,344,000	3,663,136	$11,370,373	—	$—	3,567,000	$33,120	—	$—	$574,710	$—	$(15,253,958)	$(14,646,128)

See accompanying notes

TVAX Biomedical, Inc. (A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30		Period from November 1, 2004 (Inception) through September 30 2011
	2010	2011
Operating activities
Net loss	$(1,832,160)	$(7,183,655)	$(12,635,342)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	16,104	34,917	203,226
Amortization of debt issuance costs	76,715	55,106	152,768
Stock compensation expense	149,446	365,670	519,820
Common stock issued to founders for research and development	—	—	1,320,000
Accretion of convertible notes	371,823	324,043	847,594
Debt conversion expense	—	1,124,433	1,124,433
Changes in preferred stock warrant liabilities	132,652	3,390,231	3,509,483
Changes in operating assets and liabilities:
Grant receivable	—	235,296	—
Prepaid expenses and other current assets	(39,021)	32,438	(26,860)
Accounts payable and accrued expenses	166,323	570,073	1,031,750
Accrued interest	99,112	86,112	230,186
Other	—	—	44,590

Net cash used in operating activities	(859,006)	(965,336)	(3,678,352)

Investing activities
Purchases of property and equipment	(164,502)	(156,535)	(573,498)

Financing activities
Proceeds from issuance of Series A redeemable preferred stock, net of issuance costs	—	—	975,496
Proceeds from issuance of Series B preferred stock, net of issuance costs	—	—	376,560
Proceeds from issuance of Series C redeemable preferred stock, net of issuance costs	1,103,083	3,525,337	4,986,621
Proceeds from issuance of convertible notes	1,949,885	—	1,949,885
Proceeds from issuance of common stock	—	1,000	1,000
Payment of debt issuance costs	(263,899)	—	(306,860)
Payment of deferred public offering costs	—	(234,495)	(234,495)
Proceeds from exercise of Series C warrant	—	—	1
Proceeds from issuance of long-term debt	18,397	—	356,520
Principal payments on long-term debt	(4,172)	(104,314)	(109,935)

Net cash provided by financing activities	2,803,294	3,187,528	7,994,793

Increase in cash and cash equivalents	1,779,786	2,065,657	3,742,943
Cash and cash equivalents at beginning of period	10,815	1,677,286	—

Cash and cash equivalents at end of period	$1,790,601	$3,742,943	$3,742,943

See accompanying notes

TVAX Biomedical, Inc.

(A Development Stage Enterprise)

Notes to Unaudited Consolidated Financial Statements

Nine Months Ended September 30, 2010 and 2011

1. Nature of Operations and Summary of Significant Accounting Policies

Reorganization

TVAX Biomedical, Inc. was incorporated as a Delaware corporation on July 14, 2011. On July 15, 2011, a reorganization was completed pursuant to which the members’ interests in TVAX Biomedical I, LLC were exchanged for substantially similar shares of common and preferred stock of TVAX Biomedical, Inc. and TVAX Biomedical I, LLC became a wholly-owned subsidiary. Collectively, TVAX Biomedical, Inc. and TVAX Biomedical I, LLC are referred to as the Company. In accordance with SEC Staff Accounting Bulletin Topic 4.C, Changes in Capital Structure, all common and preferred share information presented has been retroactively adjusted to reflect the exchange of each outstanding unit of common and preferred members’ interest. In accordance with SEC Staff Accounting Bulletin Topic 4.B, S Corporations (“SAB Topic 4.B”), the change from a nontaxable entity to a taxable entity resulted in a reclassification of undistributed losses to additional paid-in capital totaling $2,372,602, which eliminated the balance in additional paid-in capital on July 15, 2011.

Reverse Stock Split

Effective January 19, 2012, the Company completed a 1-for-3 reverse split of its common stock as approved by the Company’s stockholders. All references to common stock, junior common stock, and per share data in the consolidated financial statements and notes have been retrospectively adjusted to reflect the reverse stock split.

Nature of Operations

The Company is focused on the development of targeted cell-based immunotherapies for the treatment of cancer and is performing clinical trials with specific focus on brain cancers. Patient enrollment in Phase III clinical trials is expected to begin upon the completion of an additional round of financing. The Company’s operations located in Lenexa, Kansas, are subject to the regulatory and approval requirements of the U.S. Food and Drug Administration.

Since inception on November 1, 2004, the Company has devoted substantially all of its efforts to business planning, raising capital, product research and development, recruiting management and technical staff, and acquiring operating assets. Accordingly, the Company is considered to be in the development stage.

Liquidity

From January 1, 2011 through April 15, 2011, the Company sold 1,535,382 shares of Series C Preferred Stock for $2.24 per share resulting in total proceeds to the Company of $3,439,256.

Through September 30, 2011, the Company has relied primarily on the proceeds from equity offerings and loan proceeds to finance its operations. Management believes that its existing cash resources will be sufficient to allow the Company to fund its current operating plan and continue as a going concern through at least December 2012. There can be no assurances, however, that the operating plan will be achieved or that additional resources, if necessary, will be available on terms acceptable to the Company, or at all.

Basis of Presentation

The accompanying financial information as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 has been prepared by the Company, without audit, pursuant to the rules and regulations of the

Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2010 balance sheet was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the 2010 annual financial statements and the notes thereto, included elsewhere in this prospectus.

In the opinion of management, the unaudited financial information as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 reflects all adjustments, which are normal recurring adjustments, necessary to present a fair statement of financial position, results of operations and cash flows. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of TVAX Biomedical, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 2010 and September 30, 2011 consisted of demand deposit accounts.

Fair Value of Financial Instruments

Financial instruments consist of cash equivalents, long-term debt, and warrants to purchase redeemable stock. The estimated fair value of these financial instruments approximates their carrying values.

The Company categorizes fair value measurements using a three-level valuation hierarchy. The categorization of financial assets and financial liabilities within the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

At December 31, 2010 and September 30, 2011 all of the Company’s cash equivalents were considered Level 1 assets and the warrants to purchase the Series A and Series C Preferred Stock were considered Level 3 liabilities. The Series C Preferred Stock are required to be carried at redemption value, which pursuant to the terms of the securities, is computed as the greater of total liquidation preference or fair market value. At September 30, 2011, the fair market value of the Series C Preferred Stock was in excess of the total liquidation preference which resulted in the instruments being carried at fair market value and, therefore, considered Level 3 financial instruments. The fair value of the warrants to purchase the Series A and Series C Preferred Stock and the Series C Preferred Stock, as determined by management based on reliance in part on a report from an independent valuation firm, was estimated using market-approach valuation techniques to calculate the estimated enterprise value and a Black-Scholes option pricing model to allocate that value to the various outstanding securities. The following significant inputs were used in computing the estimated fair value of the warrants and preferred stock:

	September 30 2010	December 31 2010	September 30 2011
Expected term (in years)	2.0	2.0	.5 – 1.25
Risk free interest rate	0.44%	0.59%	0.06% – 0.16%
Volatility	90.0%	85.0%	65.0 – 70.0%

Expected term was determined based on the estimated time to liquidity for the Company’s securities. The risk-free interest rate was based on the U.S. Treasury Bond for a term that most closely approximates the expected term. Volatility inputs were determined based on an analysis of historical volatilities of a peer group of comparable public companies over a period of time that is consistent with the option term assumption used in the Black-Scholes option pricing model. The peer group consisted of publicly traded biotechnology and pharmaceutical companies that had compounds in clinical trials and went public in the last thirty six months, and excluded companies with marketed drugs.

The fair value of the Series C Preferred Stock at September 30, 2011 was $11,370,373. The following table presents the changes of fair value of the Company’s Level 3 liabilities, which consists of warrants to purchase Series A and Series C Preferred Stock:

Description	Nine Months Ended September 30
	2010	2011
Beginning balance at January 1	$396,000	$1,176,164
Issuances during the year	876,872	64,397
Exchange of Series A warrants for Series B-1 and B-2 Preferred Stock	—	(1,344,000)
Change in fair value of warrant liability	132,652	3,390,231

Ending balance at September 30	$1,405,524	$3,286,792

Deferred Public Offering Costs

Included in deferred public offering costs at September 30, 2011 are capitalized costs of $603,717, which are incremental and directly attributable to the Company’s initial public offering. Upon completion of the Company’s initial public offering, such costs will be applied to the offering proceeds; however, in the event the offering is not consummated, these costs will be expensed.

Research and Development Costs

Research and development costs, including costs associated with personnel, facilities, lab supplies, outside services, clinical trials, and contract laboratory services, are expensed as incurred. In addition, the value of technology and intellectual property contributed by the founder in March 2006 was expensed as research and development

Stock-Based Compensation

The Company recognizes the cost of all employee awards granted, modified or settled after the date of grant based on their grant fair values as calculated using the measurement and recognition provisions of ASC 718. The cost of all nonemployee awards is calculated using the measurement and recognition provisions of ASC 505. The costs associated with these grants are recognized in the Company’s statements of operations on a straight-line basis over their requisite service periods. As described in Note 8, the Company has adopted the 2011 Omnibus Equity Incentive Plan (the “Plan”) and all grants subsequent to November 21, 2011 (the Plan’s effective date) will be made pursuant to the provisions of the Plan.

Income Taxes

Subsequent to the reorganization, the Company is subject to taxation. Deferred income taxes are recorded by applying the statutory tax rates expected to apply to taxable income in the periods in which the differences between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining whether a valuation allowance is appropriate, projected realization of tax benefits is considered based on expected levels of future taxable income, available tax planning strategies, and the overall deferred tax position. If actual results differ from the assumptions made in the evaluation of the amount of the valuation allowance, the Company records a change in the valuation allowance through income tax expense in the period such determination is made.

The calculations of the Company’s tax liabilities involve dealing with uncertainties in the application of complex tax regulations. The Company evaluates liabilities for uncertain tax positions based on the two-step process prescribed in ASC 740. The first step is to evaluate the tax position for recognition by determining whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Company re-evaluates these uncertain tax positions annually. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, or new audit activity. Such a change in recognition or measurement results in the recognition of a tax benefit or an additional charge to the tax provision.

The Company had elected to be treated as a partnership for tax purposes. As a result, the members of the Company reported their respective portion of the Company’s income and deductions on their personal income tax returns, and therefore, federal and state income taxes for periods prior to the reorganization have not been provided in the Company’s financial statements.

Reclassification

The balances of additional paid-in capital and deficit accumulated during the development stage at September 30, 2011 have been revised to reflect the reclassification pursuant to SAB Topic 4.B as described in the “Reorganization” section above. This reclassification had no affect on our results of operations, total stockholders’ equity or total assets.

Pro Forma Stockholders’ Equity and Net Loss Per Common Share

On November 7, 2011, the Company filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) to sell shares of its common stock to the public. The pro forma data gives effect to the conversion of all outstanding shares of convertible preferred stock (including accumulated dividends) into 2,281,846 shares of common stock and the expiration of the contingent warrants that will occur automatically upon the closing of this offering, assuming (i) a closing date of this offering of February 10, 2012, and (ii) an initial offering price of $10.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

The Company believes the assumed conversion of the convertible preferred stock and expiration of the contingent warrants that will occur automatically upon the closing of this offering provides material information to investors because it provides an indication of net loss per share that is comparable to what will be reported as a public company.

Recent Accounting Pronouncements

In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. We do not expect that adoption of this standard will have a material impact on our financial position or results of operations.

2. Long Term Debt

Long-term debt consisted of the following:

	December 31 2010	September 30 2011
Note payable to affiliate at 4%, subordinate to the convertible notes payable	$100,000	$—
Senior convertible notes payable due January 15, 2013, with interest at 8%, secured by all assets of the Company	770,113	—
Grant, repayable if certain events occur prior to July 2018	187,622	187,622
Note payable, monthly principal payments of $511 through January 2013, secured by a vehicle	12,776	8,176

	1,070,511	195,798
Less current portion	6,132	6,132

	$1,064,379	$189,666

On July 15, 2011, immediately prior to the reorganization, holders of the 8% Convertible Notes agreed to exercise their conversion option and convert the Notes into 995,791 shares of Series C Preferred Stock. As an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to January 15, 2013, the original Note termination date, the Company issued a five-year contingent warrant to purchase up to 109,148 shares of Series C Preferred Stock at $1.50 per share. The warrant becomes exercisable only for such period of time (i) commencing on the earlier of either (A) the close of business on September 30, 2012 if the TVAX Biomedical, Inc. has not completed a public offering of common equity securities prior to that time, or (B) the date of a Change of Control of the Company or TVAX Biomedical, Inc. that occurs prior to September 30, 2012, and (ii) ending on the earlier of July 15, 2016 or the completion of a public offering prior to September 30, 2012. The Company recognized debt conversion expense of $1,060,036 representing the unamortized discount and deferred financing costs on the Notes at the date of conversion and $64,397 representing the amount by which the fair value of all securities and other consideration transferred in the transaction exceeds the fair value of the consideration issuable in accordance with the Notes original conversion terms.

In January and July of 2010, the Company issued a total of $2,000,391 of its 8% Senior Convertible Notes (the Notes) and warrants to acquire an aggregate of 1,333,594 Series C Preferred Stock at $1.50 per share. Proceeds received from the sale of notes and warrants in the nine months ended September 30, 2010 totaled $1,949,885, net of $50,501 exchanged for the retirement of the notes payable to various individuals. The notes accrue interest at 8% per annum and are payable on January 15, 2013. The unpaid balance of the Notes, including accrued interest, may be converted at any time, at the option of the holders, into Series C Preferred Stock at a price, subject to certain adjustments, of $2.24 per share.

After allocating a portion of the Note proceeds to the Series C warrants more fully described in Note 3, the effective conversion rate of the Notes was less than the contractual conversion rate creating a beneficial conversion feature which is required to be bifurcated from the proceeds and classified as equity. The amount attributable to the beneficial conversion feature was $876,912 and is reflected in stockholders’ equity.

The remaining proceeds were recorded as long-term debt and are being accreted to the Notes’ principal amount through earnings each period. Accretion of $371,823 and $324,043 is included in interest expense for the nine months ended September 30, 2010 and 2011, respectively.

Concurrent with the sale of the Notes, the holder of the 4% note payable to affiliate, originally due November 1, 2009, agreed to subordinate the related debt. This subordination agreement resulted in the extension of the maturity date beyond that of the Notes January 15, 2013 maturity date.

3. Changes in Warrants

On July 15, 2011, all outstanding warrants to purchase Series A Preferred Stock with a recorded value of $1,344,000 were exchanged for 1,200,000 shares of Series B-1 and B-2 Preferred Stock having substantially similar rights and obligations. The fair value of the preferred stock issued did not exceed the fair value of the warrants on the date of exchange, as determined by management based on reliance in part on a report from an independent valuation firm, and accordingly, no loss on the exchange was incurred.

Concurrent with the conversion of the notes described above and as an inducement for the conversion, the Company issued a five-year contingent warrant to purchase up to 109,148 shares of Series C Preferred Stock at $1.50 per share. The warrant becomes exercisable only for such period of time (i) commencing on the earlier of either (A) the close of business on September 30, 2012 if the Company has not completed a public offering of common equity securities prior to that time, or (B) the date of a Change of Control that occurs prior to September 30, 2012, and (ii) ending on the earlier of July 15, 2016 or the completion of a public offering prior to September 30, 2012. The initial fair value of the warrants at the date of issuance of $64,397 was recognized as a debt conversion expense.

Concurrent with the sale of the Notes in 2010, the Company issued warrants to purchase 1,333,594 shares of Series C Preferred Stock. These Series C warrants have an exercise price of $1.50, of which 1,133,591 warrants expire on January 15, 2017 and 200,003 warrants expire on July 23, 2017. These warrants may be redeemed for cash any time after the date the Series C Preferred Stock holders are eligible to redeem their shares but not later than five years from the date of issuance. The redemption price is the greater of (1) the then applicable exercise price, (2) the pre-money common equity value determined on a fully diluted basis in the most recent sale of securities by the Company in a private placement prior to the warrant put notice multiplied by the amount of Common Stock into which a warrant is convertible given full effect to adjustments contained in the Company’s operating agreement, or (3) the fair market value of the warrant. The fair market value of the warrants, as determined by management based on reliance in part on a report from an independent valuation firm, on the date of issuance was $876,912.

4. Changes in Equity Securities

During the nine months ended September 30, 2011, the Company sold 1,535,382 shares of Series C Redeemable Convertible Preferred Stock (the Series C Preferred Stock) for $2.24 per share, resulting in proceeds of $3,375,342, net of offering costs of $63,914, and collected the remaining $149,995 due from stockholders from the sale of Series C Preferred Stock in December 2010.

During the nine months ended September 30, 2010, the Company sold 491,216 shares of Series C Redeemable Convertible Preferred Stock (the Series C Preferred Stock) for $2.24 per share, resulting in proceeds of $1,103,083, net of offering costs of $17,252.

As discussed above, on July 15, 2011 the Company exchanged the warrants to purchase 1,200,000 shares of Series A Preferred Stock for 1,200,000 shares of Series B-1 and B-2 Preferred Stock which upon the earlier of (1) June 9, 2014 (in the case of Series B-1) or November 15, 2015 (in the case of Series B-2), or (2) the closing of an underwritten initial public offering by the Company, each share of Series B-1 and B-2 Preferred Stock will automatically convert into the number of shares of common stock determined by subtracting the preference amount of the Series A Preferred Stock (initially $1.00) from the fair market value of a share of common stock and dividing the result by the fair market value of a share of common stock. At any time prior to the automatic conversion, the shares may be converted, at the option of the holder, into the number of shares of Series A Preferred Stock determined by subtracting the Series B conversion price (initially $1.00) from the fair market value of a share of Series A Preferred Stock and dividing the result by the fair market value of a share of Series A Preferred Stock.

The Series B-1 and B-2 Preferred Stock constitutes a single series of preferred stock, consisting of 1,200,000 shares, par value $0.01 per share, having a liquidation preference amount of $1.24 per share. The Series B-1 and B-2 Preferred Stock has no voting rights, no maturity date, no redemption or repurchase rights, and is not subject to redemption at the option of the Company. It is entitled to receive no dividends or other distributions, other than those related to liquidation rights. In the event of any liquidation, dissolution or winding down of the Company, the Series B-1 and B-2 stockholders rank junior to the preferential rights of the Series A and C Preferred Stock. Based on the conversion feature to Series A Preferred Stock, which could potentially require the use of cash to repurchase the shares, in accordance with ASC Topic 480-10, Distinguishing Liabilities from Equity, the Series B-1 and B-2 Preferred Stock is classified as temporary equity.

In January 2010, the Company authorized the issuance of 666,667 shares of Common Stock for certain employees and others, of which 388,333 shares were issued during the nine months ended September 30, 2010. These shares, referred to as Junior Common Stock, vested immediately, contain certain restrictions as to their rights in liquidation and are allocated profits and losses generally after all other classes of stockholders’ equity including the Common Stock. The fair value of the Junior Common Stock on the date of grant, as determined by management based on reliance in part on a report from an independent valuation firm, was $0.39 per share, resulting in compensation expense and equity of $149,446.

On July 15, 2011, the Company issued 268,334 restricted shares of Junior Common Stock to certain officers, key employees and consultants. These restricted stock awards vest upon the completion of an initial public offering prior to September 30, 2012, contain certain other restrictions as to their rights in liquidation, are allocated profits and losses generally after all other classes of stockholders’ equity including the Common Stock. The fair value of these restricted stock awards on the date of grant, as determined by management based on reliance in part on a report from an independent valuation firm, was $2.67 per share, resulting in compensation expense of $716,450 which will be recognized as an expense over the required service period, if vesting occurs.

On August 25, 2011, the stockholders of the Company approved an amendment to the Company’s Certificate of Incorporation which provides that the Series C Preferred Stock will automatically convert to common stock upon the completion of an underwritten public offering and all shares of Series C Preferred Stock issued after an underwritten public offering upon exercise of Series C warrants will be automatically converted into common stock. In addition, an amendment was approved which modifies the definition of “Supermajority of the Series C Preferred Stock” to exclude Series C Preferred Stock issuable upon the conversion of Series C warrants after completion of an underwritten public offering.

On September 30, 2011, the Company exchanged 666,667 outstanding shares of Junior Common Stock for 633,333 shares of Common Stock pursuant to authorization provided by the compensation committee of its Board of Directors. All shares remain subject to the same restrictions in place prior to the exchange, including the forfeiture provisions on the 268,334 shares of restricted Junior Common Stock. Upon exchange, the incremental fair value of the Common Stock issued as compared to the Junior Common Stock is required to be recognized as an expense over the service period. Accordingly, the Company recognized $365,670 of stock compensation expense for the fully vested shares. As more fully described in Note 5, the incremental expense associated with the nonvested restricted shares was $246,330 and will be recognized as an expense over the required service period, if vesting occurs.

5. Stock-based Compensation

As noted above, on July 15, 2011, the Company granted 268,334 nonvested restricted shares of Junior Common Stock to certain employees and a consultant. These awards are subject to forfeiture if the Company does not achieve the closing of an underwritten initial public offering on or before September 30, 2012. The grants will vest upon the earlier of the first anniversary of the initial public offering or the termination or expiration of the equity lock-up applicable to officers and directors of the company. The employee grants are also subject to forfeiture if employment does not continue until the end of the vesting period. The grant date fair value of these performance awards was $2.67 per share, as determined by management based on reliance in part on a report from an independent valuation firm, resulting in unrecognized expense of $716,450. On September 30, 2011, the Company exchanged all outstanding shares of Junior Common Stock, comprised of 398,333 fully vested shares granted in 2010 and 268,334 restricted shares granted in 2011 to certain employees and consultants, for 633,333 shares of Common Stock. This exchange was accounted for as a modification of share-based compensation awards resulting in total incremental expense of $612,000, of which $365,670 related to the fully vested awards was recognized immediately and $246,330 related to the restricted awards will be recognized over the vesting period, if vesting occurs.

A summary of the status of the Company’s nonvested shares as of September 30, 2011, and changes during the nine months ended September 30, 2011, is presented below:

Nonvested Shares	Shares	Weighted- Average Grant Date Fair Value
Nonvested at December 31, 2010	—	—
Granted	268,334	$2.67
Vested	—	—
Forfeited	—	—
Effect of modification of outstanding awards	(13,417)	$2.67

Nonvested at September 30, 2011	254,917	$3.78

As of December 31, 2010 and September 30, 2011, there was $0 and $962,780 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted. Of that total, $902,980 is expected to be recognized over the employee vesting period of six months following completion of the initial public offering and $59,800 is expected to be recognized immediately upon completion of the initial public offering.

6. Income taxes

The loss before income taxes was $7,183,655 for the nine months ended September 30, 2011. Of that amount, $4,745,446 has been excluded from the computation of taxable income because it is related to the period preceding the reorganization when the company was taxed as a partnership and will be included in the final tax return of TVAX Biomedical I, LLC. The loss before income taxes for the period from July 15, 2011 through September 30, 2011 that is included in the computations below is $2,438,209. On a pro forma basis, the change to a taxable entity had no impact on net loss or the earnings per share data for the period preceding the reorganization because the Company incurred a net loss and in accordance with ASC 740 would have established a valuation allowance for the net deferred tax assets.

The income tax rate differed from the U.S. federal statutory rate as follows:

September 30
2011
Tax expense (benefit) at federal statutory rates	$(828,991)
Nondeductible expense for change in fair value of warrant liability	575,436
Change in valuation allowance	225,347
Nondeductible stock compensation expense	141,342
State income taxes	(113,450)
Other permanent items	316

Total	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

September 30
2011
Deferred tax assets:
Tax loss carryforwards	223,556
Deferred organization costs and other intangibles	48,782
Tax deductible stock compensation expense	21,781
Contingently repayable grant	72,522

Total deferred tax assets	366,641
Less valuation allowance	(349,049)

17,592
Deferred tax liabilities:
Property and equipment	(17,592)

Total deferred tax liabilities	(17,592)

Net deferred tax assets	$—

Changes to the valuation allowance during the nine months ended September 30, 2011, were as follows:

Valuation allowance at January 1, 2011	$—
Valuation allowance recognized at date of reorganization	123,702
Increase in valuation allowance	225,347

Valuation allowance at September 30, 2011	$349,049

The Company’s net deferred tax assets are offset by a valuation allowance of $349,049 at September 30, 2011. The Company evaluated and assessed the expected near-term utilization of net operating loss carryforwards, book and taxable income trends, available tax strategies, and the overall deferred tax position and believes that it is more likely than not that the benefit related to the deferred tax assets will not be realized and has thus established the valuation allowance required as of September 30, 2011.

The Company’s net deferred tax assets included federal and state net operating loss (NOL) carryforwards of $578,368, as of September 30, 2011. The NOLs begin to expire in 2026.

The Company’s federal income tax returns for the tax years from 2007 forward remain subject to examination by the Internal Revenue Service. The Company’s state income tax returns for the same period remain subject to examination by the various state taxing authorities.

During 2011, the Company made no federal, state or local income tax payments.

There were no uncertain tax positions as of September 30, 2011. The Company has not currently accrued interest or penalties. If the accrual of interest or penalties becomes appropriate, the Company will record an accrual as part of its income tax provision.

7. Net Loss Attributable to Common Stockholders

The Company has determined that its Preferred Stock represent participating securities since they participate equally with Common Stock in distributions of net cash flow after receiving their preferred returns. In addition, the Company has determined that the Common Stock and the Junior Common Stock, first issued in 2010, represent two classes of Common Stock.

Basic net loss per common share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted-average number of common shares outstanding and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method.

Net loss attributable to common stockholders for each period must be allocated to Common Stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A, B, and C Preferred Stock does not have a contractual obligation to share in losses of the Company. As a result, the net loss attributable to common stock is allocated between the two classes of common stock giving effect to the $4.50 preferred return that the Common Stock has over the Junior Common Stock. As a result, the net loss was allocated to the Junior Common Stock.

The following table presents the computation of basic and diluted net loss per common share and junior common share:

	Nine Months Ended September 30
	2010	2011
Net loss	$(1,832,160)	$(7,183,655)
Accretion on preferred stock	(206,765)	(3,653,666)

Net loss attributable to common stockholders	$(2,038,925)	$(10,837,321)

Common stock:
Weighted-average common shares outstanding – basic and diluted	2,933,333	2,933,429
Net loss per common share – basic and diluted	$—	$—

Junior Common Stock:
Weighted-average shares outstanding – basic and diluted	378,339	398,333
Net loss per share – basic and diluted	$(5.39)	$(27.21)

The following table shows historical dilutive common stock equivalents outstanding which are not included in the above historical calculation, as the effect of their inclusion is anti-dilutive during each period.

	Nine Months Ended September 30
	2010	2011
Convertible preferred stock	963,739	2,277,234
Warrants	844,531	444,531

Total	1,808,270	2,721,765

In addition, the Company has 254,917 outstanding shares of restricted stock and warrants to purchase 109,148 of Series C Preferred Stock which represent contingently issuable shares and will not affect the computation of dilutive common stock equivalents until the contingency has been resolved.

8. Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements were available for issuance.

On December 12, 2011, the Company’s stockholders approved the certain amendments to the Certificate of Incorporation and adopted a share-based compensation plan, which among other changes:

•	Eliminated the class of common stock designated as “Junior Common Stock”,

•	Increased the number of authorized shares of the Company’s Common Stock, par value $0.01 per share, from 40,000,000 to 100,000,000, and

•

Approved the Company’s 2011 Omnibus Equity Incentive Plan authorizing the Board of Directors, or a committee thereof, to grant stock-based awards to eligible employees, non-employee directors, non-employee advisory directors and consultants of the Company. Awards granted under the Plan may consist of stock options, stock appreciation rights, restricted stock and restricted stock units, performance shares, performance units, bonus shares, and deferred shares. At the date of adoption, a total of 833,333 common shares are authorized for issuance under the plan.

2,000,000 Shares

TVAX Biomedical, Inc.

Common Stock

PROSPECTUS

Sole Book-Running Manager

Roth Capital Partners

Co-Managers

Cantor Fitzgerald & Co.	Aegis Capital Corp

Until                     , 2012 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is an addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The estimated expenses to be borne by us in connection with the offering are as follows:

Amount to be Paid
Securities and Exchange Commission registration fee	$4,584
FINRA filing fee	4,500
NASDAQ Capital Market listing expenses	125,000
Accounting fees and expenses	660,000
Legal fees and expenses	950,000
Printing expenses	100,000
Miscellaneous expenses	55,916

Total	$1,900,000

Item 14.	Indemnification of Directors and Officers

Section 145 of Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities arising under the Securities Act and to provide for the reimbursement of expenses incurred.

As permitted by Delaware corporation law, our certificate of incorporation provides that we will indemnify our directors, officers, committee members and employees and may indemnify our agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, committee member, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would permit indemnification.

As permitted by Delaware corporation law, our certificate of incorporation provides that our directors will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders,

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law, or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and certain of our executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf, and reasonable compensation for time spent by such person, in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of TVAX or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Company and its predecessor since January 1, 2009:

(a)	On January 8, 2010, TVAX Biomedical I LLC, a subsidiary of the Company (“TVAX LLC”) issued 1,165,000 profits units to managers and consultants of the LLC.

(b)	On January 15, 2010, TVAX LLC issued a warrant to purchase 1,133,590.97 Series C Units of TVAX LLC, to TVAX Investors, LLC (“TVAX Investors”) in connection with the issuance of a convertible note.

(c)	On January 15, 2010 TVAX LLC sold $1,700,386.46 aggregate principal amount of its 8% Convertible Promissory Notes due January 15, 2013 to TVAX Investors.

(d)	From May 28, 2010 through April 15, 2011, TVAX LLC issued and sold an aggregate of 2,269,758 Series C Preferred Units at a price of $2.24 per unit, for aggregate gross consideration of $5,084,257.92 to various accredited investors.

(e)	On July 23, 2010 TVAX LLC sold $300,005.03 aggregate principal amount of its 8% Convertible Promissory Notes due July 23, 2013 to TVAX Investors.

(f)	On July 23, 2010, TVAX LLC issued a warrant to purchase 200,003.35 Series C Units of TVAX LLC to TVAX Investors in connection with the issuance of a convertible note.

(g)	On November 1, 2010, pursuant to its Operating Agreement, TVAX LLC issued 30,000 profits units to investors and consultants.

(h)	On July 14, 2011 the Company sold 334 shares of its common stock to TVAX Founders, LLC for $1,000.00.

(i)	On July 15, 2011 the Company issued 2,933,333 shares of ordinary common stock, 666,667 shares of junior common stock, including 268,334 shares issued with restrictions, 1,968,566 shares of Series A Preferred Stock, 900,000 shares of Series B-1 Preferred Stock, 300,000 shares of Series B-2 Preferred Stock and 3,663,136.35 shares of Series C Preferred Stock. The shares were issued in connection with an exchange offering between the Company and the members of TVAX LLC. In exchange for the issued shares, the Company received membership interests in TVAX LLC in an amount and class equal to the amount and class of shares it issued.

(j)	On July 15, 2011, TVAX LLC issued 995,792.21 Series C Units to TVAX Investors upon conversion of the Convertible Promissory Notes.

(k)	On July 15, 2011, TVAX LLC issued a Contingent Warrant to purchase 109,148 Series C Preferred Units at a price per unit of $1.50. The Contingent Warrant was issued to the holders of the Convertible Notes as an inducement for the conversion and in lieu of interest that would accrue on the Notes from July 15, 2011 to the original Note termination date. The Warrant becomes exercisable for such period of time (i) commencing on the earlier of (A) the close of business on September 30, 2012 if the Company has not completed a Public Offering prior to that time, or (B) the date of a Change in Control of TVAX LLC or the Company that occurs prior to September 30, 2012, and ending on the earlier of July 15, 2016 or the completion of a Public Offering prior to the close of business on September 30, 2012.

(l)	On July 15, 2011, pursuant to TVAX LLC’s Operating Agreement, TVAX LLC issued 805,000 profits units to an employee, a consultant and four officers of TVAX LLC.

(m)	On September 30, 2011, the Company issued 633,333 shares of common stock in an exchange offering with the holders of 666,667 shares of junior common stock.

The offers, sales and issuances of securities to investors described in Items 15 paragraphs (a) through (g) and Item 15 paragraph (j) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act, as amended, and Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The issuance of profits units in paragraphs (a) and (l) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, managers and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. The issuance of securities described in paragraphs (j) and (m) above were deemed to be exempt from registration in reliance upon Section 3(a)(9) of the Securities Act for securities exchanged by the issuer with existing security holders exclusively where no commission or other remuneration is paid.

The issuances of securities to the employees, consultants and officers described in Item 15 paragraphs (h) through (j) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701.

None of the securities described in this Item 15 involved any underwriters, underwriting discounts or commissions, or any public offering. All recipients of the securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules.

The index to exhibits appears immediately following the signature pages to this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lenexa, Kansas, on this 23rd day of January, 2012.

TVAX BIOMEDICAL, INC.

By:	/s/ Gary W. Wood
Name:	Gary W. Wood
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary W. Wood Gary W. Wood	President, Chief Executive Officer and Director (principal executive officer)	January 23, 2012

/s/ Rex E. Wiggins Rex E. Wiggins	Executive Vice President, Chief Financial Officer and Director (principal financial and accounting officer)	January 23, 2012

/s/ Catherine E. Lucasey Catherine E. Lucasey	Director	January 23, 2012

* Peter C. Brown	Director	January 23, 2012

* Wesley E. Griffitt	Director	January 23, 2012

* Lowell L. Tilzer	Director	January 23, 2012

* Barry S. Skikne	Director	January 23, 2012

*By	/s/ Gary W. Wood
Gary W. Wood
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation of TVAX Biomedical, Inc.

3.2**	Bylaws of TVAX Biomedical, Inc.

3.3	Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation.

4.1**	Reference is made to Exhibits 3.1 and 3.2

4.2**	Amended and Restated Warrant Purchase Agreement, dated July 15, 2011, by and among TVAX Biomedical I, LLC, TVAX Biomedical, Inc. and TVAX Investors, LLC

4.3**	Amended and Restated Investor Rights Agreement, dated July 15, 2011, by and among TVAX Biomedical, Inc., TVAX Biomedical I, LLC, and TVAX Investors, LLC, holders of Series A Preferred Stock, holders of Series B Preferred Stock, holders of Series C Preferred Stock and holders of Common Stock and Junior Common Stock

4.4**	Form of Warrant to purchase Series C Preferred Units of TVAX Biomedical I, LLC

4.5**	Form of Contingent Warrant to purchase Series C Preferred Units of TVAX Biomedical I, LLC

4.6**	Fourth Amended and Restated Operating Agreement of TVAX Biomedical I, LLC

5.1	Opinion of Stinson Morrison Hecker LLP

10.1**	License Agreement, dated August 10, 2007, by and between Gary Wood and TVAX Biomedical I, LLC

10.2**	Technology Transfer Agreement, dated October 18, 2000, by and between Wayne State University and Gary W. Wood

10.3**	First Amendment to Technology Transfer Agreement, dated February 2006, by and between Wayne State University and Gary W. Wood

10.4**	Technology Transfer Agreement, dated June 30, 1999, by and between University of Kansas Medical Center, University of Kansas Medical Center Research Institute, Inc., and Gary W. Wood

10.5**	First Amendment to Technology Transfer Agreement, dated February 16, 2006, by and between University of Kansas Medical Center, University of Kansas Medical Center Research Institute, Inc., and Gary W. Wood

10.6**	Form of Officer and Director Indemnification Agreement

10.7**	Form of Amended and Restated Restricted Stock Agreement

10.8**	Form of Profits Units Agreement

10.9**	Lease, dated February 24, 2010, by and between RREEF America REIT II Corp. YYY and TVAX Biomedical I, LLC

10.10**(a)	Employment Agreement, dated as of January 15, 2010, by and between Gary Wood and the Company

10.11**(a)	Employment Agreement, dated as of January 15, 2010, by and between Rex Wiggins and the Company

10.12**	Assignment and Assumption Agreement, dated March 9, 2006, by and between Gary W. Wood and TVAX Founders, LLC

10.13**	Assignment and Assumption Agreement, dated March 9, 2006, by and between TVAX Founders, LLC and TVAX Biomedical, LLC

10.14**(a)	TVAX Biomedical, Inc. 2011 Omnibus Equity Incentive Plan

Exhibit No.	Description of Document

21.1**	Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2	Consent of Stinson Morrison Hecker LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

**	Previously filed
(a)	Indicates management contract or compensatory plan